Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

among

Antero Resources Corporation,

Antero Minerals LLC

and

Monroe Pipeline LLC

as Seller

and

Infinity Natural Resources, LLC

and

Northern Oil and Gas, Inc.

as Buyer

dated

December 5, 2025

i

7.8	Replacement of Insurance	60
7.9	Successor Operator	61
7.10	Notifications	61
7.11	Cooperation with Financing	61
7.12	Financial Information	64
7.13	Buyer Financing	65
7.14	Capacity Side Letter	67
7.15	NOG JDA	67
7.16	Consent Decree Obligations	67

ARTICLE VIII REPRESENTATIONS AND WARRANTIES OF SELLER		69
8.1	Organization, Existence and Qualification	69
8.2	Authority, Approval and Enforceability	70
8.3	No Conflicts	70
8.4	Consents	71
8.5	Bankruptcy	71
8.6	Foreign Person	71
8.7	Litigation	71
8.8	Material Contracts	71
8.9	No Violation of Laws	73
8.10	Preferential Rights	73
8.11	Imbalances	73
8.12	Current Commitments	73
8.13	Environmental	74
8.14	Taxes	74
8.15	Brokers’ Fees	76
8.16	Suspense Funds	76
8.17	Special Warranty of Title	76
8.18	Royalties and Working Interest Payments	76
8.19	Wells	77
8.20	Credit Support	77
8.21	Non-Consent Operations	77
8.22	Casualty Loss and Condemnation	77
8.23	Advance Payments	77
8.24	Lease Status	78
8.25	Permits	78
8.26	Payout Balances	79
8.27	Reserved	79
8.28	Specified Matters	79
8.29	Reserved	79
8.30	Personal Property	79
8.31	Regulatory Matters	79
8.32	Reserved	80
8.33	Reserved	80
8.34	Sufficiency of Assets	80
8.35	Gathering System Property	80
8.36	Absence of Changes	81

8.37	Lease Operating Statements	82
8.38	Employee Benefit Plans	82
8.39	Labor and Employment Matters	82
8.40	Affiliate Arrangements	83

ARTICLE IX REPRESENTATIONS AND WARRANTIES OF BUYER		84
9.1	Organization, Existence and Qualification	84
9.2	Authority, Approval and Enforceability	84
9.3	No Conflicts	84
9.4	Consents	84
9.5	Bankruptcy	84
9.6	Litigation	85
9.7	Financing	85
9.8	Regulatory	86
9.9	Independent Evaluation	86
9.10	Brokers’ Fees	86
9.11	Accredited Investor	87
9.12	Due Diligence	87
9.13	Business Use, Bargaining Position	87

ARTICLE X BUYER’S CONDITIONS TO CLOSING		87
10.1	Representations	87
10.2	Performance	88
10.3	No Legal Proceedings	88
10.4	Title Defects and Environmental Defects	88
10.5	Closing Certificate	88
10.6	Closing Deliverables	88
10.7	HSR Act	88
10.8	Concurrent PSA	88

ARTICLE XI SELLER’S CONDITIONS TO CLOSING		89
11.1	Representations	89
11.2	Performance	89
11.3	No Legal Proceedings	89
11.4	Title Defects and Environmental Defects	89
11.5	Closing Certificate	89
11.6	Closing Deliverables	89
11.7	HSR Act	89
11.8	Concurrent PSA	89

ARTICLE XII CLOSING		90
12.1	Date of Closing	90
12.2	Place of Closing	90
12.3	Failure to Close	90
12.4	Closing Obligations	90
12.5	Records	92
12.6	Recording	92
12.7	Post-Closing Obligations	92

ARTICLE XIII TERMINATION; DEFAULT AND REMEDIES		93
13.1	Right of Termination	93
13.2	Effect of Termination	94
13.3	Return of Documentation and Confidentiality	96

ARTICLE XIV ASSUMPTION; INDEMNIFICATION; SURVIVAL		96
14.1	Assumption by Buyer	96
14.2	Indemnities of Buyer	98
14.3	Retained Liabilities of Seller	98
14.4	Express Negligence	98
14.5	Exclusive Remedy	99
14.6	Indemnification Procedures	99
14.7	Survival	101
14.8	Waiver of Right to Rescission	101
14.9	Insurance	102
14.10	Non-Compensatory Damages	102
14.11	Disclaimer of Application of Anti-Indemnity Statutes	102

ARTICLE XV EMPLOYEES		102
15.1	Employee Matters	102

ARTICLE XVI MISCELLANEOUS		106
16.1	Exhibits and Schedules	106
16.2	Expenses	106
16.3	Taxes	106
16.4	Assignment	111
16.5	Preparation of Agreement	111
16.6	Publicity	111
16.7	Notices	112
16.8	Further Cooperation	114
16.9	No Recourse	114
16.10	Entire Agreement; Conflicts	114
16.11	Parties in Interest	115
16.12	Amendment	115
16.13	Waiver; Rights Cumulative	115
16.14	Conflict of Law Jurisdiction, Venue; Jury Waiver	115
16.15	Like-Kind Exchange	116
16.16	Severability	116
16.17	Counterparts	117
16.18	Time is of the Essence	117
16.19	Seller Joint and Several Liability; Buyer Several Liability	117
16.20	Buyer Representative	117
16.21	Debt Financing Sources	117

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS:

Exhibit A-1	—	Leases; Mineral Interests
Exhibit A-2	—	Rights-of-Way
Exhibit A-3	—	Surface Fee
Exhibit B	—	Wells; Well Pad Locations
Exhibit C	—	Monroe Gathering Systems
Exhibit D	—	Inventory
Exhibit E	—	Transferred Vehicles
Exhibit F	—	Assigned Surface
Exhibit G	—	Allocated Values
Exhibit H	—	Form of Assignment and Bill of Sale
Exhibit I	—	Form of Deed
Exhibit J	—	Form of R&W Insurance Policy
Exhibit K	—	R&W Conditional Binder
Exhibit L	—	[Reserved]
Exhibit M	—	Form of Seller’s Certificate
Exhibit N	—	Form of Buyer’s Certificate
Exhibit O	—	Certain Applicable Contracts
Exhibit P	—	Form of Transition Services Agreement
Exhibit Q	—	Specified Contracts
Exhibit R	—	Specified Inventory
Exhibit S	—	[Reserved]
Exhibit T	—	Consent Decree
Exhibit U	—	Capacity Side Letter

SCHEDULES:

Schedule 1.1A	—	Seller Knowledge Persons
Schedule 1.1B	—	Infinity Knowledge Persons
Schedule 1.1C	—	NOG Knowledge Persons
Schedule 1.1(cc)	—	Certain Excluded Assets
Schedule 7.1	—	Conduct of Business
Schedule 7.2	—	Governmental Bonds
Schedule 7.5	—	Assumed Litigation
Schedule 8.4	—	Consents
Schedule 8.7	—	Litigation
Schedule 8.8(a)	—	Material Contracts
Schedule 8.8(b)	—	Material Contract Matters
Schedule 8.9	—	No Violation of Laws
Schedule 8.10	—	Preferential Rights
Schedule 8.11	—	Imbalances
Schedule 8.12	—	Current Commitments
Schedule 8.13	—	Environmental
Schedule 8.14	—	Asset Taxes

v

Schedule 8.16	—	Suspense Funds
Schedule 8.18	—	Royalties and Working Interest Payments
Schedule 8.19(a)	—	Wells P&A
Schedule 8.19(b)	—	Wells Compliance
Schedule 8.19(c)	—	Wells P&A Compliance
Schedule 8.19(d)	—	Wells Allowables
Schedule 8.20	—	Credit Support
Schedule 8.21	—	Non-Consent Operations
Schedule 8.23	—	Advance Payments
Schedule 8.25(a)	—	Permits
Schedule 8.25(b)	—	APDs
Schedule 8.26	—	Payout Balances
Schedule 8.28	—	Specified Matters
Schedule 8.30	—	Personal Property
Schedule 8.32	—	No Transfer
Schedule 8.34	—	Sufficiency of Assets
Schedule 8.35(a)	—	Monroe Gathering Systems Owned Real Property
Schedule 8.35(b)	—	Monroe Gathering Systems Leased Real Property
Schedule 8.35(c)	—	Gathering Systems Rights-of-Way and Permits
Schedule 8.35(d)	—	Monroe Gathering Systems
Schedule 8.36	—	Absence of Changes
Schedule 8.37		Lease Operating Statements
Schedule 8.38	—	Employee Benefit Plans
Schedule 8.39(a)	—	Labor and Employment Matters
Schedule 8.40	—	Affiliate Arrangements
Schedule 14.3	—	Retained Liabilities of Seller
Schedule 15.1	—	Business Employees
Schedule PE	—	Permitted Encumbrances

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”) is executed as of December 5, 2025 (the “Execution Date”), by and between Antero Resources Corporation, a Delaware corporation (“Antero Resources”), Antero Minerals LLC, a Delaware limited liability company (“Antero Minerals”) and Monroe Pipeline LLC, a Delaware limited liability company (“Monroe Pipeline” and together with Antero Resources and Antero Minerals, collectively, “Seller”), on the one hand, Infinity Natural Resources LLC, a Delaware limited liability company (“Infinity”), and Northern Oil and Gas, Inc., a Delaware corporation (“NOG”, and together with Infinity, collectively, “Buyer”), on the other hand. Seller, Infinity and NOG are each a “Party”, and collectively the “Parties”.

RECITALS

WHEREAS, Seller desires to sell and assign, and Buyer desires to purchase and pay for, the Assets (as hereinafter defined) and assume the Assumed Obligations (as hereinafter defined), upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for and in consideration of the mutual promises contained herein, the benefits to be derived by each Party hereunder, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1 Defined Terms. Capitalized terms used herein shall have the meanings set forth in this Section 1.1, unless the context otherwise requires.

“Accounting Arbitrator” shall have the meaning set forth in Section 3.6.

“Adjusted Purchase Price” shall have the meaning set forth in Section 3.3.

“AFE” shall have the meaning set forth in Section 8.12.

“Affiliate” shall mean any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, another Person. The term “control” and its derivatives with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, (a) no Person comprising a part of the AM Group shall be considered an Affiliate of Seller and (b) except for the usages of such term in and without limiting Section 5.2(h), Section 6.1(f), Section 7.6, Section 10.3 (with respect to the usage of “Third Party” therein), Section 11.3 (with respect to the usage of “Third Party” therein), Section 14.5, Section 16.9, and Section 16.11, no Pearl Entity or NGP Entity shall be an Affiliate of any Buyer, and no Buyer nor any of their direct or indirect subsidiaries shall be an Affiliate of any Pearl Entity or NGP Entity.

“Affiliate Arrangement” means any Contract binding on the Assets that is between Seller, on the one hand, and any Affiliate of Seller, any director, manager or officer of either Seller or any member of the immediate family or Affiliate of such director, manager, employee or officer, on the other hand.

“Agreement” shall have the meaning set forth in the introductory paragraph herein.

“Allocated Value” shall have the meaning set forth in Section 3.7.

“Allocation” shall have the meaning set forth in Section 3.8.

“AM Group” shall mean Antero Midstream Corporation, a Delaware corporation, and any subsidiary thereof.

“Antero-QL Tax Partnership” shall mean the Antero-QL-AR (I) Tax Partnership, created pursuant to a Joint Development Agreement between Antero Resources and QL-AR (I) LLC (the “Quantum Partner”) and evidenced by the Antero-QL Tax Partnership Agreement.

“Antero-QL Tax Partnership Agreement” shall mean that certain Tax Partnership Agreement of the Antero-QL-AR (I) Tax Partnership between Antero Resources Corporation and QL-AR (I), LLC dated February 16, 2021.

“Annual Bonus Plan” shall have the meaning set forth in Section 15.1.

“Antero Minerals” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Antero Resources” shall have the meaning set forth in the introductory paragraph of this Agreement.

“APD” shall have the meaning set forth in Section 8.25.

“Applicable Contracts” shall mean, except for any Excluded Assets, all Contracts (a) to which Seller is a party (or is a successor or assign of a party), (b) to the extent that such Contracts bind or burden the Assets or Seller with respect to the Assets and (c) that will be binding on Buyer after Closing (but exclusive of any master service agreements, gas sales or marketing agreements, firm transportation agreements, drilling contracts, Hedge Contracts or similar Contracts, except to the extent that any of such agreements or Contracts are specifically identified on Exhibit O).

“Assets” shall mean, collectively, all of Seller’s right, title and interest in and to the following, in each case, less and except the Excluded Assets:

(a) all oil, gas or mineral leases, and all leasehold estates created thereby, located within the Sale Area, including the oil and gas leases described in Exhibit A-1 (such interest in such leases, the “Leases”), together with (i) any and all other rights, titles and interests of Seller in and to the lands covered or burdened thereby (such lands, collectively, the “Lands”), and (ii) all other interests of Seller of any kind or character in and to the Leases and Lands;

(b) all oil, gas water, CO2, injection and disposal wells located on or producing from any of the Leases, Lands or on any other lease or lands with which any Lease has been pooled or unitized, whether such wells are producing, shut-in, temporarily or permanently plugged or abandoned (such interest in such wells and including the wells, planned wells and in-progress wells set forth in Exhibit B, the “Wells”);

(c) all rights and interests in, under or derived from all unitization or pooling orders or agreements in effect with respect to any of the Leases, Lands or Wells and the units created thereby (the “Units”, and together with Leases, the Lands, the Wells and the Well Pad Locations being collectively referred to in this Agreement as the “Properties” or individually as a “Property”);

(d) to the extent that they may be assigned subject to Section 5.4, all Applicable Contracts;

(e) to the extent that they may be assigned subject to Section 5.4, all Rights-of-Way, including the Rights-of-Way set forth in Exhibit A-2;

(f) all fee minerals, mineral servitudes and any other similar interests in, or right to produce Hydrocarbons and minerals in place, in each case, located within the Sale Area, including those set forth on Exhibit A-1 (the “Mineral Interests”);

(g) all fee surface interests located within the Sale Area, included those described on Exhibit A-3 (the “Surface Fee”);

(h) all oil or gas pipeline systems of Monroe Pipeline (the “Monroe Gathering Systems”) located in the Sale Area, including those depicted on Exhibit C;

(i) all equipment, machinery, fixtures and other personal and mixed property, operational and nonoperational, known or unknown, including pipelines, gathering systems, well equipment, casing, tubing, pumps, motors, fixtures, machinery, in-field gathering lines, compression equipment, flow lines, processing and separation facilities, frac pits, frac ponds, evaporation pits and other water pits, structures, materials and other items, in each case, that is either located on or appurtenant to any of the Leases, Wells, Units or other Assets or that is primarily used or held for use in connection with the ownership, use, operation or development of the Leases, Lands, Wells, Units, Monroe Gathering Systems or other Assets (the “Personal Property”);

(j) all inventory set forth on Exhibit D;

(k) all Hydrocarbons attributable to the Leases, Lands, Wells and/or Units, to the extent such Hydrocarbons were produced from and after the Effective Time, including Hydrocarbons in storage or existing in stock tanks, pipelines or plants (including inventory) and upstream of the sales meter as of the Effective Time, and all Imbalances relating to the Assets as of the Effective Time;

(l) to the extent that they may be assigned, all Permits, servitudes, easements, rights-of-way, surface leases, other surface interests and surface rights, in each case, to the extent (i) appurtenant or (ii) used in connection with the ownership, use or operation of the Assets;

(m) all vehicles set forth on Exhibit E, but only to the extent assigned to and primarily driven by any Transferred Employees actually hired by Buyer pursuant to Article XV (the “Transferred Vehicles”);

(n) all field office(s), warehouses and laydown yards of Seller located within the Sale Area (including (i) any Leased Real Property, and (ii) personal property interests, in each case, located therein or thereon or relating thereto) (the “Assigned Surface”), including those set forth on Exhibit F;

(o) (i) all radio and communication towers and cellular modems and (ii) all radio and telephone equipment, SCADA and measurement technology and other production related mobility devices (such as SCADA controllers), well communication devices and any other information technology systems and, in each case, all licenses relating thereto, in each case, that are used solely in connection with the operation of the Assets;

(p) all trade credits, instruments, general intangibles and other proceeds, benefits, income or revenues attributable to any of the Assets (including from the sale of any Hydrocarbons) to the extent (i) attributable to the other Assets with respect to periods from and after the Effective Time, and (ii) pertaining to the Assumed Obligations;

(q) all claims, rights, demands, causes of action, suits, judgments, damages, awards, recoveries, settlements, indemnities, warranties, refunds, reimbursements, audit rights and other intangible rights in favor of or owed to Seller or its Affiliates, in each case, to the extent (i)attributable to the other Assets and accruing from and after the Effective Time, and (ii) pertaining to the Assumed Obligations; and

(r) copies (whether hard copies or digital files) of all files, records and data (i)to the extent related to the ownership, operation, use or development of the Assets described above, and (ii) that are in Seller’s or its Affiliates’ possession, including (to the extent satisfying the foregoing provisions of this subsection (r)): (A) land and title records (including abstracts of title, title opinions, title curative documents, surveys and data sheets); (B) Applicable Contract files; (C) well logs, operations, environmental, health and safety, pipeline safety, production, accounting and Tax records (other than those primarily relating to Income Taxes (other than Income Tax records of the Antero-QL Tax Partnership, in the event that the Parties determine that Seller is treated as conveying to Buyer an interest in the Antero-QL Tax Partnership for U.S. federal Income Tax purposes pursuant to this Agreement) or that relate to Seller’s business generally); (D) subject to subsection (m) of the definition of “Excluded Assets,” all geophysical and other seismic and related technical data and information to the extent relating to the Assets and (E) facility and well records (the foregoing items in this subsection (r), collectively, the “Records”).

“Asset Taxes” shall mean ad valorem, property, excise, severance, production, sales, use or similar Taxes (including gross receipts Taxes in the nature of a sales Tax but excluding, for the avoidance of doubt, the Ohio Commercial Activity Tax) based upon or measured by the acquisition, operation or ownership of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom but excluding, for the avoidance of doubt, (a) Income Taxes and (b) Transfer Taxes.

“Assigned Rights” shall have the meaning set forth in Section 16.15.

“Assigned Surface” shall have the meaning set forth in subsection (l) of the definition of “Assets”.

“Assignment” shall mean the Assignment and Bill of Sale from Seller to Buyer pertaining to the Assets and substantially in the form of Exhibit H.

“Assumed Litigation” shall have the meaning set forth in Section 7.5.

“Assumed Obligations” shall have the meaning set forth in Section 14.1.

“Benefit Plan” shall mean (a) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, whether or not such plans are subject to ERISA; and (b) each equity option plan, equity appreciation rights plan, restricted equity plan, phantom equity plan, equity based compensation arrangement, profit sharing, bonus or commission plan or arrangement, incentive award plan or arrangement, vacation or paid-time-off policy, severance or termination pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, individual consulting or independent contractor agreement, employment agreement, retention agreement, transaction or change of control agreement and each other benefit or compensation plan, agreement, arrangement, program, practice, policy or understanding which is not described in clause (a) above, in each case, that is maintained, contributed to (or required to be contributed to) or sponsored by Seller or any of its Affiliates for the benefit of any current or former Business Employee, or otherwise with respect to which Seller or any of its Affiliates has any Liability relating to the Assets.

“Bonus Plan Participant” shall have the meaning set forth in Section 15.1.

“Business Day” shall mean a day (other than a Saturday or Sunday) on which commercial banks in Texas are generally open for business.

“Business Employee” shall mean each employee of Seller or its Affiliates whose regular employment duties or responsibilities are primarily dedicated to the Assets and whose name is set forth in Schedule 8.39(a).

“Buyer” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Buyer Benefit Plan” shall have the meaning set forth in Section 15.1(d).

“Buyer Closing Certificate” shall have the meaning set forth in Section 11.5.

“Buyer Indemnified Parties” shall mean Buyer and its Affiliates, and all of its and their respective partners, members, directors, officers, managers, employees, attorneys, agents and representatives.

“Buyer Pro Rata Share” means, with respect to (a) Infinity, 51%, and (b) NOG, 49%.

“Buyer’s Representatives” shall have the meaning set forth in Section 4.1(a).

“Buyer Welfare Benefit Plan” shall have the meaning set forth in Section 15.1(c).

“Capacity Side Letter” shall have the meaning set forth in Section 7.14(a).

“Casualty Loss” shall have the meaning set forth in Section 5.3(b).

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act, as amended.

“Claim” shall have the meaning set forth in Section 14.6(b).

“Claim Notice” shall have the meaning set forth in Section 14.6(b).

“Closing” shall have the meaning set forth in Section 12.1.

“Closing Date” shall have the meaning set forth in Section 12.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Concurrent PSA” shall mean that certain Purchase and Sale Agreement by and among Infinity, NOG, Antero Midstream LLC, Antero Water LLC and Antero Treatment LLC dated as of the Execution Date.

“Confidentiality Agreement” shall mean, collectively, (a) that certain Confidentiality Agreement, dated as of September 11, 2025, by and among Antero Resources and Infinity Natural Resources, LLC and (b) that certain Confidentiality Agreement, dated as of September 16, 2025, by and among Antero Resources and Northern Oil and Gas, Inc.

“Consent” means any approval, consent, ratification, waiver or other authorization (including any governmental authorization) from any Person that is required to be obtained in connection with the execution or delivery of this Agreement.

“Consent Decree” means that certain consent decree captioned United States of America and West Virginia Department of Environmental Protection v. Antero Resources Corporation, executed in substantially the same form as Exhibit T.

“Consent Decree Acknowledgement” shall have the meaning set forth in Section 7.16(b).

“Consent Decree Court” means the United States District Court for the Northern District of West Virginia.

“Contract” shall mean any written: contract; agreement; agreement regarding indebtedness; indenture; debenture; note, bond or loan; mortgage; license agreement; farmin and/or farmout agreement; participation, exploration or development agreement; crude oil, condensate or natural gas purchase and sale, gathering, processing, transportation or marketing agreement; operating agreement; balancing agreement; unitization agreement; facilities or equipment lease; water rights or water withdrawal agreement; pooling or production handling agreement; or other similar contract, but in each case specifically excluding, however, any Lease, Right-of-Way, Permit, or other instrument creating or evidencing an interest in any Property or any real property related to or used or held for use in connection with the operation of any Asset.

“COPAS” shall mean the Accounting Procedures promulgated by the Council of Petroleum Accountants Societies.

“Covered Depths” shall mean all depths and formations below the base of the Ohio Shale formation (top of the Java formation), encountered at a depth of approximately 3,589’MD (or the stratigraphic equivalent thereof), to 200’MD below the base of the Point Pleasant formation (top of the Trenton Limestone formation), encountered at a depth of approximately 8,192’MD (or the stratigraphic equivalent thereof) (the base of the Point Pleasant/top of the Trenton Limestone being encountered at a depth of approximately 7,992’MD), as seen in the Antero Resources Appalachian COI., Rubel ET Unit #1 well (API Number 34111243310000) located in Section 22, Seneca Township, Monroe County, Ohio.

“Cure” shall have the meaning set forth in Section 5.2(c)(iv).

“Cure Period” shall have the meaning set forth in Section 5.2(c).

“Customary Post-Closing Consents” shall mean the consents and approvals from Governmental Authorities for the assignment of the Properties to Buyer that are customarily obtained after such assignment of properties similar to the Properties.

“Cut-Off Date” shall have the meaning set forth in Section 2.3(b).

“Debt Financing” shall mean a debt financing provided by a Debt Financing Source in order to finance all or a portion of the Funding Requirements.

“Debt Financing Source” shall mean, in its capacity as such, any lender or similar debt financing source providing or arranging debt financing (or any commitments therefor) and their respective Affiliates and any arrangers under the Debt Commitment Letter, and such arranger’s, lender’s or other debt financing source’s (and their respective Affiliates’) equityholders, members, employees, officers, directors, attorneys, agents, representatives or advisors and any successor or assign of any of the foregoing. For the avoidance of doubt, “Debt Financing Source” shall include each “Commitment Party” under and as defined in the Debt Commitment Letter but shall expressly exclude NOG and its Affiliates.

“Debt Instrument” shall mean any Contract that is an indenture, mortgage, loan, credit agreement, sale-leaseback or similar financial Contract or any guaranty of any such Contract, in each case, to the extent creating or evidencing indebtedness on the part of Seller or their Affiliates for borrowed money.

“Deed” shall mean the Mineral and Surface Deed from Seller to Buyer substantially in the form of Exhibit I.

“Defect Deductible” shall mean 3% of the unadjusted Purchase Price.

“Defect Escrow Account” shall have the meaning set forth in Section 5.2(c)(iv).

“Defect Escrow Amount” shall have the meaning set forth in Section 12.4(g).

“Defect Notice Date” shall have the meaning set forth in Section 5.2(a).

“Defensible Title” shall mean such title of Seller to the Assets that is either: (x) deducible of record; (y) derivative of unitization or pooling orders or pooling agreements; or (z) evidenced by unrecorded written instruments or elections, made or delivered pursuant to a joint operating agreement, unitization or pooling orders or pooling agreements that, in each case, as of the Effective Time and immediately prior to the Closing, and subject to Permitted Encumbrances:

(a) with respect to the Target Formation, for each Lease, Well and Well Pad Location, entitles Seller to receive during the entirety of the productive life of such Lease, Well and Well Pad Location (as applicable) not less than the Net Revenue Interest for such Lease, Well or Well Pad Location as set forth in Exhibit G, as applicable, except, in each case, for (i) decreases in connection with those operations in which Seller or its successors or assigns may from and after the Execution Date and in compliance with the terms of this Agreement elect to be a non-consenting co-owner, (ii) decreases resulting from the establishment or amendment from and after the Execution Date of pools or units in compliance with the terms of this Agreement, (iii)decreases required to allow other Working Interest owners to make up past underproduction or pipelines to make up past under deliveries, (iv) with respect to a Lease or Well Pad location, decreases resulting from changes in tract or production allocations resulting from elections by third parties to participate or not participate in operations after the Execution Date, (v) decreases resulting from any reversion of interest to a co-owner with respect to operations in which such co-owner, after the Execution Date, elects not to Consent, or prior to the Execution Date, elected not to Consent, and (vi) as otherwise expressly set forth in Exhibit G;

(b) with respect to the Target Formation, for each Lease, entitles Seller to not less than the Net Acres for such Lease as set forth on Exhibit G, except for (i) decreases in connection with those operations in which Seller or its successors or assigns may from and after the Execution Date and in compliance with the terms of this Agreement elect to be a non-consenting co-owner, (ii) decreases resulting from the establishment or amendment from and after the Execution Date of pools or units in compliance with the terms of this Agreement, (iii)decreases required to allow other Working Interest owners to make up past underproduction or pipelines to make up past under deliveries, (iv) decreases resulting from changes in tract or production allocations resulting from elections by third parties to participate or not participate in operations after the Execution Date, (v) decreases resulting from any reversion of interest to a co-owner with respect to operations in which such co-owner, after the Execution Date, elects not to Consent, or prior to the Execution Date, elected not to Consent, and (vi) as otherwise expressly set forth in Exhibit G;

(c) with respect to the Target Formation, for each Well and Well Pad Location, obligates Seller to bear during the entirety of the productive life of such Well and Well Pad Location not more than the Working Interest for such Well or Well Pad Location as set forth in Exhibit G, except (i) increases resulting from contribution requirements with respect to defaulting co-owners from and after the Execution Date under applicable operating agreements, (ii) increases to the extent that they are accompanied by a proportionate increase in Seller’s Net Revenue Interest in such Well or Well Pad Location, as applicable, and (iii) increases resulting from the establishment or amendment from and after the Execution Date of pools or units in compliance with the terms of this Agreement, and (iv) as otherwise expressly set forth in Exhibit G; and

(d) is free and clear of all Encumbrances.

“Deposit” shall have the meaning set forth in Section 3.2.

“Dispute Notice” shall have the meaning set forth in Section 3.5.

“Disputed Environmental Amount” shall have the meaning set forth in Section 6.1(f).

“Disputed Title Amount” shall have the meaning set forth in Section 5.2(h).

“DOJ” means the U.S. Department of Justice.

“Effective Time” shall mean 12:01 a.m. (Prevailing Eastern Time) on July 1, 2025.

“email” shall have the meaning set forth in Section 16.7.

“Encumbrance” shall mean any lien, security interest, pledge, charge, defect or similar encumbrance.

“Environmental Arbitrators” shall have the meaning set forth in Section 6.1(f).

“Environmental Condition” shall mean (a) a condition with respect to the Assets or the operation thereof that causes any Asset not to be in compliance with any Environmental Law, or (b) the existence, with respect to the Assets or the operation thereof, of any environmental pollution, contamination or degradation where Remediation is presently required (or if known or confirmed, would be presently required) under Environmental Laws. For the avoidance of doubt, (i) the fact that a Well is no longer capable of producing sufficient quantities of oil or gas to continue to be classified as a “producing well” or that such a Well should be temporarily abandoned or permanently plugged and abandoned shall not, in each case, form the basis of an Environmental Condition, except to the extent constituting a violation of Environmental Laws as of the Defect Notice Date, (ii) the fact that a pipe is temporarily not in use shall not form the basis of an Environmental Condition, and (iii) except with respect to equipment (A) that causes or has caused any environmental pollution, contamination or degradation where Remediation is presently required (or if known or confirmed, would be presently required) under Environmental Laws or (B) the use or condition of which is a violation of Environmental Law, the physical condition of any surface or subsurface production equipment, including water or oil tanks, separators or other ancillary equipment, shall not form the basis of an Environmental Condition.

“Environmental Defect” shall mean, subject to Section 6.1(f), any Environmental Condition with respect to an Asset that is not set forth in Schedule 8.13.

“Environmental Defect Notice” shall have the meaning set forth in Section 6.1(a).

“Environmental Defect Property” shall have the meaning set forth in Section 6.1(a).

“Environmental Disputed Matter” shall have the meaning set forth in Section 6.1(f).

“Environmental Laws” shall mean all applicable Laws in effect as of or prior to the Execution Date relating to pollution, the protection of human health and safety (to the extent related to exposure to Hazardous Substances), natural resources and the environment, including those Laws relating to the generation, storage, handling, use, treatment, transportation, disposal or management of, or human exposure to, Hazardous Substances. The term “Environmental Laws” does not include good or desirable operating practices or standards that may be voluntarily employed or adopted by other oil and gas well operators or recommended, but not required, by a Governmental Authority.

“EPA” means the U.S. Environmental Protection Agency.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Account” shall have the meaning set forth in Section 3.2.

“Escrow Agent” shall mean U.S. Bank National Association.

“Escrow Agreement” shall mean that certain Escrow Agreement dated as of the Execution Date, by and among Seller, Buyer and Escrow Agent.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Exchanging Party” shall have the meaning set forth in Section 16.15.

“Excluded Assets” shall mean:

(a) all of Seller’s corporate minute books, financial, accounting and Income Tax records (other than Income Tax records of the Antero-QL Tax Partnership, in the event that the Parties determine that Seller is treated as conveying to Buyer an interest in the Antero-QL Tax Partnership for U.S. federal Income Tax purposes pursuant to this Agreement) and other business records that relate to Seller’s business generally (including the ownership and operation of the Assets);

(b) (i) except to the extent related to any Assumed Obligation, all trade credits, and all other proceeds, income or revenues attributable to the Assets with respect to any period of time prior to the Effective Time, and (ii) all accounts and receivables (subject to the allocation set forth in Section 2.3);

(c) except to the extent related to any Assumed Obligation, all claims and causes of action, manufacturer’s and contractor’s warranties and other rights of Seller arising under or with respect to any Applicable Contracts that are attributable to periods of time prior to the Effective Time (including claims for adjustments or refunds);

(d) subject to Section 5.3, all rights and interests relating to the Assets (i) under any existing policy or agreement of insurance, (ii) under any bond or (iii) to any insurance or condemnation proceeds or awards including to the extent arising, in each case, from acts, omissions or events, or damage to or destruction of property;

(e) all Hydrocarbons produced and sold from the Assets with respect to all periods prior to the Effective Time or for which Seller is, in whole or in part, entitled to receive prior to the Cut-Off Date, except (i) Hydrocarbons for which the Purchase Price is adjusted under Section 3.3(a)(i) or (ii) Hydrocarbons expressly identified in subsection (k) of the definition of “Assets;”

(f) all claims for refunds of, credits attributable to, loss carry forwards with respect to, or similar Tax assets relating to (i) Tax refunds payable to Seller pursuant to Section 16.3(f), subject to the limitations set forth in Section 16.3(f), (ii) Income Taxes of Seller or its Affiliates or (iii) any Taxes attributable to the Excluded Assets;

(g) all personal computers, network equipment (including SIM cards and SD WAN routers), and all radio and telephone equipment (including cellular telephones), in each case, except for the radio and telephone equipment, SCADA and measurement technology and other production related mobility devices, well communication devices and any other information technology systems expressly addressed in subsection (o) of the definition of “Assets”;

(h) all of Seller’s proprietary tools, computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property and all derivative work product;

(i) all documents and instruments of Seller that are protected by an attorney-client privilege or treated as work product of an attorney, other than title opinions;

(j) all data that cannot be disclosed to Buyer as a result of confidentiality arrangements under agreements with Third Parties, provided that Seller has used commercially reasonable efforts to obtain waivers with of such confidentiality arrangements, which efforts shall not require Seller to pay any fee, cost, expense or other obligation of any kind;

(k) all audit rights arising under or in respect of any of the Applicable Contracts or otherwise with respect to (i) the Excluded Assets, (ii) any period prior to the Effective Time or (iii) obligations that Seller will retain responsibility for after Closing (if any), but excluding any such rights to the extent pertaining to any Imbalances or Assumed Obligations;

(l) [reserved];

(m) all geophysical and other seismic and related technical data and information relating to the Assets to the extent such data cannot be assigned to Buyer due to confidentiality arrangements under agreements with Third Parties (subject to Seller’s compliance with Section 5.4 and without payment of a fee, cost, expense or other obligation of any kind, unless Buyer has agreed in writing to pay such fee, cost or expense or assume such obligation);

(n) documents prepared or received by Seller or its Affiliates or their representatives with respect to (i) lists of prospective purchasers for the Assets, (ii) bids submitted by other prospective purchasers of the Assets, (iii) analyses by Seller or its Affiliates of any bids submitted by any prospective purchaser, (iv) correspondence between or among Seller, its representatives, and/or any prospective purchaser other than Buyer, and (v) correspondence between Seller and/or any of its respective representatives with respect to any of the bids, the prospective purchasers or the transactions contemplated by this Agreement;

(o) concurrent rights to use all Rights-of-Way and Applicable Contracts but only to the extent Seller or any of its Affiliates uses or holds for use such Rights-of-Way or Applicable Contracts in connection with its use, ownership or operation of assets other than the Assets;

(p) all core data;

(q) all rights, benefits and releases of Seller or its Affiliates under or with respect to any Contract that are attributable to (i) the Excluded Assets, (ii) any period prior to the Effective Time or (iii) obligations that Seller will retain responsibility for after Closing (if any), but in each case excluding any such rights to the extent pertaining to any Imbalances or Assumed Obligations;

(r) any assets that are excluded pursuant to the provisions of Section 4.1(b), Section 5.2(c)(iii), Section 5.4(b), Section 5.4(c) or Section 6.1(c)(ii);

(s) master service agreements, gas sales or marketing agreements, firm transportation agreements, drilling contracts or similar Contracts, to the extent not set forth on Exhibit O;]

(t) all vehicles, other than the Transferred Vehicles;

(u) any Hedge Contracts whether related to the Assets or otherwise to which Seller or any of its Affiliates is a party;

(v) all Debt Instruments of Seller;

(w) all cash, cash equivalents and bank accounts of Seller and its Affiliates;

(x) any assets or properties of any Person comprising a part of the AM Group, which shall remain the property of the AM Group unless sold or transferred by such Person pursuant to a separate definitive agreement;

(y) those items referenced above in subsection (r) of the definition of “Assets” that are (i) subject to a valid legal privilege or to disclosure restrictions; provided that Seller shall use commercially reasonable efforts to obtain waivers to any disclosure restrictions without payment of a fee, cost, expense or other obligation of any kind, unless Buyer has agreed in writing to pay such fee, cost or expense or assume such obligation, and (ii) not transferable without payment of additional consideration (and Buyer has not agreed in writing to pay such additional consideration);

(z) all e-mails and other electronic files on Seller’s servers and networks relating to the items referenced above in subsection (r) of the definition of “Assets” except to the extent that an item otherwise included in the Records is only available as an attachment to such email or electronic correspondence;

(aa) all Benefit Plans and trusts and other assets attributable thereto;

(bb) all personnel files and other employee records; and

(cc) the assets set forth on Schedule 1.1(cc).

“Excluded Benefits” shall have the meaning set forth in Section 1.1(a).

“Execution Date” shall have the meaning set forth in the introductory paragraph of this Agreement.

“FERC” shall mean the Federal Energy Regulatory Commission or any successor thereto.

“Final Price” shall have the meaning set forth in Section 3.5.

“Final Settlement Statement” shall have the meaning set forth in Section 3.5.

“Flow-Through Income Taxes” shall mean U.S. federal Income Taxes and any similar Income Taxes imposed by any state or local Law on the direct or indirect owners of any entity on a flow-through basis by allocating or attributing to such owners all or certain of such entity’s items of income, gain, loss, deduction and other relevant Tax attributes.

“Fraud” shall mean, with respect to Seller, an actual, knowing and intentional fraud with respect to the representations and warranties set forth in Article VIII or the Seller Closing Certificate; provided, however, that such actual, knowing and intentional fraud of Seller shall only be deemed to exist if Seller had (a) actual knowledge (as opposed to imputed or constructive knowledge) of a misrepresentation or omission of a material fact regarding such representations and warranties (as qualified by the Schedules) and (b) the express intention that Buyer would rely on such misrepresentation or omission to its detriment. Under no circumstances shall “Fraud” include any equitable fraud, negligent misrepresentation, promissory fraud or any other fraud or torts based on recklessness, negligent misrepresentation or constructive knowledge.

“Fundamental Representation” shall mean the representations and warranties of Seller set forth in Section 8.1, Section 8.2, Section 8.3(a) and Section 8.5, (including the corresponding representations and warranties given in the Seller Closing Certificate).

“Funding Requirements” shall have the meaning set forth in Section 9.7.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied.

“Good and Marketable Title” shall mean record title or interest that is free and clear of any Encumbrance or defect in title, in each case other than a Permitted Encumbrance, as is sufficient to enable Seller to own, operate and maintain all Surface Fee, Rights-of-Way, the Monroe Gathering System, as applicable, in all material respects in the ordinary course of business and consistent with past business practices, and in compliance with applicable Laws.

“Governmental Authority” shall mean any federal, state, local, municipal, tribal, court of competent jurisdiction, or other government; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power, and any court or governmental tribunal, including any tribal authority having or asserting jurisdiction and any arbitral body (whether public or private).

“Hard Consent” shall have the meaning set forth in Section 5.4(c).

“Hazardous Substances” shall mean any pollutants, contaminants, toxins or toxic or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds or chemicals that are regulated by, or may form the basis of Liability under, any Environmental Laws, including asbestos, per- and polyfluoroalkyl substances and NORM.

“Hedge Contract” shall mean hedge, derivative, swap, collar, put, call, cap, option, or other contract that is intended to benefit from, relate to, or reduce or eliminate the risk of fluctuations in interest rates, basis risk, or the price of commodities, including Hydrocarbons or securities, to which Seller is bound.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Hydrocarbons” shall mean oil and gas and other hydrocarbons (including condensate) produced or processed in association therewith (whether or not such item is in liquid or gaseous form), or any combination thereof, and any minerals produced in association therewith of any type and chemical composition.

“Imbalances” shall mean all Well Imbalances and Pipeline Imbalances.

“Income Taxes” shall mean any income, capital gains, franchise, or similar Taxes (including, for the sake of clarity, the Ohio Commercial Activity Tax).

“Indemnified Party” shall have the meaning set forth in Section 14.6(a).

“Indemnifying Party” shall have the meaning set forth in Section 14.6(a).

“Individual Environmental Defect Threshold” shall have the meaning set forth in Section 6.1(e).

“Individual Title Defect Threshold” shall have the meaning set forth in Section 5.2(g).

“Infinity Assets” means (a) an undivided fifty-one (51%) of all right, title and interest in and to the Specified Assets, and (b) all right, title and interest in and to the Infinity Only Assets.

“Infinity Assumed Obligations” shall have the meaning set forth in Section 14.1.

“Infinity Only Assets” means (a) all Applicable Contracts included in the Assets other than the Applicable Contracts set forth on Exhibit Q, (b) the Permits described in clause (l) of the definition of Assets, and (c) the materials and inventory described on Exhibit R.

“Instruments of Conveyance” shall mean the Assignment and the Deed.

“Interest Reduction” shall have the meaning set forth in subsection (a) of the definition of “Permitted Encumbrances”.

“Knowledge” shall mean (a) with respect to Seller, the actual knowledge, without investigation, of the Persons set forth on Schedule 1.1A, (b) with respect to Infinity, the actual knowledge, without investigation, of the Persons set forth on Schedule 1.1B, and with respect to NOG, the actual knowledge, without investigation, of the Persons set forth on Schedule 1.1C.

“Labor Agreement” shall mean any collective bargaining agreement or other Contract with a union, works council, labor organization, or other employee representative.

“Lands” shall have the meaning set forth in subsection (a) of the definition of “Assets”.

“Law” shall mean any statute, law (including common law), rule, regulation, ordinance, order, code, ruling, writ, judgement, award, injunction, decree or other official act of or by any Governmental Authority.

“Leased Real Property” shall mean Seller’s right, title and interest in and to the leasehold or subleasehold estates and other similar rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by Seller in the Sale Area, in each case, other than any Lease, Well, Unit, Permit and Right-of-Way.

“Leases” shall have the meaning set forth in subsection (a) of the definition of “Assets”.

“Liabilities” shall mean any and all claims, causes of action, payments, charges, judgments, assessments, liabilities, losses, damages, penalties, fines, Taxes and costs and expenses, including any reasonable attorneys’ fees, legal or other expenses incurred in connection therewith and including liabilities, costs, losses and damages for personal injury or death or property damage or environmental damage or remediation.

“Lien Releases” shall have the meaning set forth in Section 12.4(o).

“Like-Kind Exchange” shall mean a simultaneous or deferred (forward or reverse) exchange allowed pursuant to Section 1031 of the Code and the Treasury Regulations promulgated thereunder or any applicable state or local tax Laws.

“Material Adverse Effect” shall mean, with respect to Seller, any event, result, occurrence, condition or circumstance that, individually or in the aggregate (whether foreseeable or not and whether covered by insurance or not), results in a material adverse effect on the ownership, use, operation or financial condition of the Assets, taken as a whole as currently operated as of the Execution Date, or has materially impaired, or would be reasonably likely to materially impair, Seller’s ability to consummate the transactions contemplated by this Agreement; provided, however, that a Material Adverse Effect shall not include any material adverse effects resulting from: (a) entering into this Agreement or the announcement of the transactions contemplated by this Agreement; (b) changes in general market, economic, financial or political conditions (including changes in commodity prices (including Hydrocarbons), fuel supply or transportation markets, interest or rates) in the area in which the Assets are located, the United States or worldwide; (c) conditions (or changes in such conditions) generally affecting the oil and gas and/or gathering, processing or transportation industry whether as a whole or specifically in any area or areas where the Assets are located; (d) acts of God, including storms or meteorological events; (e) orders, actions or failures to act of Governmental Authorities (except to the extent directly resulting from any action taken, or failure to take any action required to be taken, by Seller or its Affiliates); (f) civil unrest or similar disorder, the outbreak of hostilities, terrorist acts or war; (g) any actions taken or omitted to be taken (i) by or at the written request or with the prior written consent of Buyer or (ii) as expressly permitted or prescribed hereunder; (h) matters that are cured or no longer exist by the earlier of Closing and the termination of this Agreement at Seller’s sole cost, risk and expense; (i) any Casualty Loss; (j) a change in Laws from and after the Execution Date; (k) a change in GAAP interpretation from and after the Execution Date; (l) reclassification or recalculation of Hydrocarbon reserves in the ordinary course of business; or (m) natural declines in well performance; provided, further, that the exceptions referred to in clauses (f ) and (j) shall only apply to the extent such events do not disproportionately affect Seller or the Assets as compared to other similarly situated participants in the oil and gas industry related to assets and operations in the same geographic region where the Assets are located.

“Material Contract” shall have the meaning set forth in Section 8.8(a).

“Mineral Interests” shall have the meaning set forth in subsection (f) of the definition of “Assets”.

“Monroe Gathering Systems” shall have the meaning set forth in subsection (h) of the definition of “Assets”.

“Monroe Gathering Systems Leased Real Property” shall mean Seller’s right, title and interest in and to the leasehold or subleasehold estates and other similar rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by Seller which is underlying and required to access, own and operate the Monroe Gathering Systems, in each case, other than any Permit and Right-of-Way.

“Monroe Gathering Systems Leases” shall mean all leases, subleases, licenses, concessions, and other agreements (written or oral) pursuant to which Seller holds any Monroe Gathering Systems Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of Seller under the applicable leases, but excluding the Monroe Gathering Systems Owned Real Property and Rights-of-Way.

“Monroe Gathering Systems Owned Real Property” shall mean all land owned in fee by Seller which is underlying and required to access, own and operate the Monroe Gathering Systems, together with all buildings, structures, improvements, and fixtures located on such land, and other rights and interests appurtenant to the land owned in fee, but excluding Hydrocarbon interests and any Rights-of-Way.

“Monroe Pipeline” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Net Acre” shall mean, as computed separately with respect to each Lease, (a) the number of gross acres in the lands covered by such Lease, multiplied by (b) the undivided percentage interest in Hydrocarbons covered by such Lease in such lands, multiplied by (c) Seller’s aggregate Working Interest or undivided interest in such Lease.

“Net Acre Allocation” shall mean, with respect to each Lease, an amount equal to (a) the Allocated Value of such Lease as set forth on Exhibit G, divided by (b) the Net Acres in such Lease as set forth on Exhibit G.

“Net Revenue Interest” shall mean, with respect to any Lease, Well or Well Pad Location, the interest in and to all Hydrocarbons produced, saved and sold from or allocated to such Lease, Well or Well Pad Location, as applicable, after giving effect to all royalties, overriding royalties, production payments, carried interests, net profits interests, reversionary interests and other burdens held by Third Parties upon, measured by or payable out of production therefrom. With respect to a Lease, the Net Revenue Interest shall be calculated on an 8/8ths basis.

“NGP Entity” shall mean NGP Energy Capital Management, LLC and, with the exception of Infinity Natural Resources LLC and its subsidiaries, any portfolio company managed by NGP Energy Capital Management, L.L.C.

“NOG Assets” means an undivided forty-nine percent (49%) of all right, title and interest in and to the Specified Assets.

“NOG Assumed Obligations” shall have the meaning set forth in Section 14.1.

“NOG JDA” shall have the meaning set forth in Section 7.15.

“Non-Recourse Person” shall have the meaning set forth in Section 16.9.

“NORM” shall mean naturally occurring radioactive material, including technologically-enhanced naturally occurring radioactive materials.

“Other Sources” shall mean cash on hand at Buyer and any other financing source immediately available to Buyer.

“Outside Date” shall mean 11:59 pm on March 12, 2026; provided, however, that if on the Outside Date, any of the conditions set forth in Section 10.3, Section 10.7, Section 11.3 or Section 11.7 (in each case solely relating to the HSR Act or any competition, antitrust or similar Law) have not been satisfied or waived, but all other conditions to Closing set forth in Article X and Article XI have been satisfied or waived at such time (other than those conditions that by their nature are to be satisfied at the Closing) and such condition set forth in Section 10.3, Section 10.7, Section 11.3 or Section 11.7, as applicable, is reasonably capable of being satisfied if the Outside Date is extended as provided herein, then the Outside Date shall be automatically extended to June 12, 2026, provided, further, that if on such date, any of the conditions set forth in Section 10.3, Section 10.7, Section 11.3 or Section 11.7 (in each case solely relating to the HSR Act or any competition, antitrust or similar Law) have not been satisfied or waived, but all other conditions to Closing set forth in Article X and Article XI have been satisfied or waived at such time (other than those conditions that by their nature are to be satisfied at the Closing) and such condition set forth in Section 10.3, Section 10.7, Section 11.3 or Section 11.7, as applicable, is reasonably capable of being satisfied if the Outside Date is further extended as provided herein, then the Outside Date shall be automatically be further extended to September 12, 2026. In the case of any such extension, any reference to the Outside Date in any other provision of this Agreement shall be a reference to the Outside Date, as extended.

“Party” and “Parties” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Pearl Entity” shall mean Pearl Energy Investment Management, LLC and, with the exception of Infinity Natural Resources LLC and its subsidiaries, any portfolio company managed by Pearl Energy Investment Management, LLC.

“Permit” shall have the meaning set forth in Section 8.25.

“Permitted Encumbrances” shall mean:

(a) the terms and conditions of all Leases (and any other unitization or pooling orders or pooling agreements or joint operating agreements (or elections delivered thereunder) creating or evidencing an interest in any other Asset or any real property related to or used or held in use in connection with the operation of any Asset) and all Royalties if the net cumulative effect of such Leases and/or burdens (i) does not operate to reduce the Net Revenue Interest of Seller with respect to the Target Formation in any Lease, Well or Well Pad Location to an amount less than the Net Revenue Interest for such Lease, Well or Well Pad Location as set forth in Exhibit G, as applicable, (ii) does not operate to reduce the Net Acres of Seller with respect to the Target Formation in any Lease to an amount less than the Net Acres for such Lease as set forth in Exhibit G, and (iii) does not obligate Seller to bear a Working Interest with respect to the Target Formation in any Well or Well Pad Location in any amount greater than the Working Interest for such Well or Well Pad Location as set forth in Exhibit G (unless the Net Revenue Interest for such Well or Well Pad Location is greater than the Net Revenue Interest for such Well as set forth in Exhibit G in the same proportion as any increase in such Working Interest) (subsections (i), (ii) and (iii), collectively referred to herein as an “Interest Reduction”);

(b) the terms and conditions of the Rights-of-Way included in the Assets;

(c) preferential rights to purchase, rights of first refusal, tag-along rights, drag-along rights, consents to assignment and other similar restrictions;

(d) liens for Taxes not yet due or delinquent or, if delinquent, that are being contested in good faith by appropriate proceedings and, if so contested, that are disclosed on Schedule 8.14;

(e) liens or Encumbrances in the form of a judgment secured by a supersedeas bond or other security approved by the court issuing the order that are disclosed on Schedule 7.2 or Schedule 8.7, as applicable;

(f) Customary Post-Closing Consents and any required notices to, or filings with, Governmental Authorities in connection with the consummation of the transactions contemplated by this Agreement;

(g) excepting circumstances where such rights have already been triggered prior to the Closing Date, conventional rights of reassignment upon final intention to abandon or release any of the Assets;

(h) such Title Defects as Buyer has waived or has been expressly deemed to have waived pursuant to the terms of this Agreement;

(i) all applicable Permits and Laws and all rights reserved to or vested in any Governmental Authority: (i) to control or regulate any Asset in any manner; (ii) by the terms of any right, power, franchise, grant, license or permit, or by any provision of Law, to terminate such right, power, franchise, grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the Assets; (iii) to use such property in a manner which would not reasonably be expected to materially impair the use of such property for the purposes for which it is currently owned and operated; or (iv) to enforce any obligations or duties affecting the Assets to any Governmental Authority with respect to any franchise, grant, license or permit;

(j) rights of a common owner of any interest in Rights-of-Way or Permits held by Seller and such common owner as tenants in common or through common ownership, in each case, to the extent that the same does not (i) materially impair the ownership, operation or use of the Assets as currently owned, operated and used or (ii) result in an Interest Reduction;

(k) easements, conditions, covenants, restrictions, servitudes, permits, rights-of-way, surface leases and other rights in the Assets for the purpose of operations, facilities, pipelines, transmission lines, transportation lines, distribution lines and other like purposes, or for the joint or common use of rights-of-way, facilities and equipment, to the extent, individually or in the aggregate, such rights would not reasonably be expected to materially impair the ownership, operation or use of any of the Assets as currently owned, operated and used or (ii) do not cause or result in an Interest Reduction;

(l) vendors, carriers, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, construction or other like liens arising by operation of Law in the ordinary course of business or incident to the construction or improvement of any property in respect of obligations which are not yet due or delinquent or, if delinquent, which are being contested in good faith by appropriate procedures by or on behalf of Seller and are set forth on Schedule PE;

(m) any calls on production under existing Material Contracts;

(n) any limitations (including drilling and operating limitations) imposed on the Assets by reason of the rights of subsurface owners or operators in a common property (including the rights of coal, utility and timber owners) in each case, to the extent such limitation does not: (i) materially interfere with the operation or use of any of the Assets (as currently operated and used); or (ii) cause an Interest Reduction;

(o) liens created pursuant to the express terms of the Leases or Rights-of-Way included in the Assets and/or operating agreements or production sales contracts or by operation of Law in respect of obligations that are not yet due or delinquent or, if delinquent, which are being contested in good faith by appropriate procedures by or on behalf of Seller;

(p) any Encumbrance affecting the Assets that is discharged by Seller at or prior to Closing at Seller’s sole cost and expense;

(q) any matters referenced in Exhibit G;

(r) any obligations or duties affecting the Assets to any municipality or public authority, including any zoning and planning ordinances and municipal regulations to the extent the same do not (i) materially interfere with the operation or use of any of the Assets (as currented operated and used); or (ii) cause or result in an Interest Reduction;

(s) the terms and conditions of the Material Contracts to the extent that they do not, individually or in the aggregate, (i) cause or result in an Interest Reduction or (ii) impair in any material respect the current ownership and/or operation of any of the Assets as currently owned and operated;

(t) the terms and conditions of this Agreement;

(u) defects arising from or relating to the outcome of any litigation, suits and proceedings set forth in Schedule 8.7;

(v) all Imbalances; and

(w) any unaltered maintenance of uniform interest provision in an AAPL form 610 operating agreement.

“Person” shall mean any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or any other entity, and including any successor, by merger or otherwise, of any of the foregoing.

“Personal Property” shall have the meaning set forth in subsection (i) of the definition of “Assets”.

“Phase I Environmental Site Assessment” shall have the meaning set forth in Section 4.1(b).

“Pipeline Imbalance” shall mean any marketing imbalance between the quantity of Hydrocarbons attributable to the Assets required to be delivered by Seller under any Contract or Law relating to the purchase and sale, gathering, transportation, storage, processing or marketing of such Hydrocarbons and the quantity of Hydrocarbons attributable to the Assets actually delivered by Seller pursuant to the relevant Contract or at Law, together with any appurtenant rights and obligations concerning production balancing at the delivery point into the relevant sale, gathering, transportation, storage or processing facility.

“Pre-Closing Tax Return” shall have the meaning set forth in Section 16.3(c).

“Preferential Right” shall mean each preferential purchase right, right of first refusal or similar right pertaining to any Asset or any interest therein or portion thereof, in each case, as a result of or in connection with the execution or delivery of this Agreement and the consummation of the transactions contemplated hereby.

“Preliminary Settlement Statement” shall have the meaning set forth in Section 3.4.

“Proceeding” shall mean any proceeding, action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, or investigative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Property” shall have the meaning set forth in subsection (c) of the definition of “Assets”.

“Property Expenses” shall mean all operating expenses (including all insurance premiums, lease acquisition costs or any other costs of insurance attributable to Seller’s and/or its Affiliates’ insurance and to coverage periods from and after the Effective Time) and capital expenditures, incurred in the ownership and operation of the Assets, and overhead costs charged by Third Party operators of the Assets pursuant to a Third Party operating agreement or unit agreement, if any, including costs of title examination, costs of surface preparation for drilling and costs of drilling wells, but excluding Liabilities attributable to (a) Asset Taxes, Income Taxes and Transfer Taxes, (b) personal injury or death, property damage or violation of any Law, torts or breach of contract, (c) obligations to plug wells and dismantle or decommission facilities, closing pits and restoring the surface around such Wells, facilities and pits, (d) the Remediation of any Environmental Condition under applicable Environmental Laws, (e) obligations with respect to Imbalances, (f) costs to cure any Title Defects, Environmental Defects or the breach of any representation, warranty or covenant contained herein, (g) any Casualty Losses, (h) obligations to pay Working Interests, Royalties or other interest owners revenues or proceeds attributable to sales of Hydrocarbons relating to the Assets, including those held in suspense, (i) costs of obtaining Preferential Rights or Consents; (j) obligations with respect to any Excluded Assets, (k) any of Seller’s or its Affiliates’ general and administrative costs, payroll costs or other overhead amounts (whether or not such costs are charged or chargeable to the joint account), it being understood that all such costs are intended to be covered by the adjustment set forth in Section 3.3(a)(viii), (l) any costs or expenses attributable to Debt Instruments or Hedge Contracts, and (m) claims for indemnification or reimbursement from any Third Party with respect to the costs of the types described in the preceding clauses (a) through (l), whether such claims are made pursuant to contract or otherwise.

“Purchase Price” shall have the meaning set forth in Section 3.1.

“R&W Conditional Binder” shall mean the conditional binder attached hereto as Exhibit K.

“R&W Insurance Policy” shall mean an insurance policy to be issued by the R&W Insurer and to be bound for the benefit of Buyer in accordance with the R&W Conditional Binder. The term “R&W Insurance Policy” shall also include any excess representations and warranties insurance policies providing coverage in excess of the policy attached to the R&W Conditional Binder.

“R&W Insurer” shall mean QBE Specialty Insurance Company.

“Records” shall have the meaning set forth in subsection (r) of the definition of “Assets”.

“Records Period” shall have the meaning set forth in Section 7.12.

“Remediation” shall mean, with respect to an Environmental Defect, the response required or allowed under Environmental Laws that addresses and resolves the identified Environmental Defect in its entirety at the lowest cost (considered as a whole and taking into account permanent or non-permanent remedies or actions) as compared to any other response that is required or allowed under Environmental Laws, assuming the continued use of the Assets in the same manner as being currently used. Remediation may consist of or include taking no action, leaving the condition unaddressed, periodic monitoring, the use of institutional controls or the recording of notices in lieu of remediation, in each case, if such response is allowed under Environmental Laws and addresses and resolves (for use in the same manner as being currently used) the identified Environmental Defect in its entirety.

“Remediation Amount” shall mean, with respect to an Environmental Defect, the cost of the Remediation of such Environmental Defect; provided, however, that Remediation Amount shall not include (a) the costs of Buyer’s and/or its Affiliate’s employees, attorneys or consultants, or, if Seller is conducting the Remediation, Buyer’s project manager(s) or attorneys, (b) expenses for matters that are ordinary costs of doing business regardless of the presence of an Environmental Condition (e.g., those costs that would ordinarily be incurred in the day-to-day operations of the Assets or in connection with ordinary course Permit renewal/amendment activities not required for any Remediation), (c) overhead costs of Buyer and/or its Affiliates, (d) costs and expenses that would not have been required under Environmental Laws as they exist on the Defect Notice Date or that fail to reasonably take advantage of applicable risk reduction or risk assessment principles authorized under, applicable Environmental Law, or (e) any costs or expenses relating to the assessment, remediation, removal, abatement, transportation and disposal of any asbestos, asbestos-containing materials or NORM unless required to address a violation of Environmental Law.

“Required Information” means (a) all information and data regarding Seller of the type and in the form required by and compliant in all material respects with Regulation S-X and Regulation S-K under the Securities Act for offerings of securities on a registration statement on Form S-1 under the Securities Act and of the type and in the form customarily included in offering or syndication documents used to syndicate credit facilities or securities of the type to be included in a Debt Financing, including (i) audited financial statements in respect of the Assets for the years ended December 31, 2024 and 2023 or, if permitted by Regulation S-X Rule 3-05(f)(2), only audited statements of revenues and expenses for the years ended December 31, 2024 and 2023, and (ii) unaudited interim financial statements in respect of the Assets for the nine month period ended September 30, 2025, or, if permitted by Regulation S-X Rule 3-05(f)(2), only unaudited statements of revenues and expenses for the nine month period ended September 30, 2025, (b) a reserve report relating to the Assets as of December 31, 2024 prepared or audited by an independent petroleum engineering firm, and (c) all other financial, operating and oil and gas reserve data and other information relating to the Assets and Seller for periods or as of dates prior to the Closing (i) of the type and form reasonably and customarily included with respect to acquirees in the same business as Seller in the documents necessary to execute a Debt Financing or any other offering of securities or that would be reasonably necessary for any Debt Financing Sources, underwriters or initial purchasers to receive customary “comfort” (including “negative assurance” comfort) from independent accountants and independent reserve engineers and customary legal opinions in connection therewith or (ii) that is necessary for Buyer to prepare and file historical and pro forma financial statements required by the SEC (including, for the avoidance of doubt, those required to be included in the Current Report on Form 8-K to be filed in connection with the Closing and those required to be included in any registration statement or proxy statement).

“Retained Consent Decree Obligations” means all Liabilities arising from, based upon, related to, or associated with (a) all fines and penalties assessed or imposed to resolve the violations alleged in the Consent Decree; (b) any capital expenditures required to bring the Assets (based on the condition of the Assets as of the Closing Date) into compliance with the obligations or requirements of the Consent Decree (but excluding any costs arising from the integration of the Assets with Buyer’s existing assets); (c) any costs and Liabilities related to the Environmental Mitigation Project (as defined in the Consent Decree); and (d) any costs and Liabilities to the extent unrelated to the Ohio Facilities (as defined in the Consent Decree).

“Rights-of-Way” shall mean all validly and legally created or existing permits, licenses, servitudes, easements, water withdrawal rights, surface leases, surface use agreements and rights-of-way (including any land grants from Governmental Authorities) to the extent used or held for use in connection with the ownership or operation of the Assets, including with respect to the Monroe Gathering System, together with the rights, tenements, appurtenant rights and privileges relating thereto, in each case, other than Permits.

“Royalties” shall mean royalties, lessor’s royalties, overriding royalties, production payments, net profits interests, non-participating royalty interests and other similar burdens upon, measured by or payable out of production.

“Sale Area” shall mean all of the lands located within the following counties in Ohio: Belmont, Guernsey, Monroe, Noble and Washington; provided that if any Asset straddles the applicable county boundary, the entire Asset shall be deemed to be included in the Sale Area.

“Scheduled Closing Date” shall have the meaning set forth in Section 12.1.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and any successor statute thereto, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

“Seller” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Seller Closing Certificate” shall have the meaning set forth in Section 10.5.

“Seller Indemnified Parties” shall have the meaning set forth in Section 14.2.

“Settlement Price” means (a) in the case of gaseous Hydrocarbons, $3.00/MMBtu, (b) in the case of crude oil, $57.00/Barrel and (c) in the case of condensate, scrubber liquids inventories and ethane, propane, iso-butane, nor-butane and gasoline Hydrocarbons, $20.00/Barrel, as applicable.

“SMOG Information” means all financial information (including any supplementary oil and gas information required by ASC 932-235), including estimates of quantities of proved reserves as of, and a reconciliation of proved oil and gas reserves for, the fiscal year ended December 31, 2024, and, if Closing has not occurred prior to January 1, 2026, for the fiscal year ended December 31, 2025, and the standardized measure of discounted future net cash flows as of, and a reconciliation of the standardized measure of future discounted cash flows for, the fiscal year ended December 31, 2024 and, if Closing has not occurred prior to January 1, 2026, for the fiscal year ended December 31, 2025.

“Specified Assets” means all right, title and interest in and to the Assets other than the Infinity Only Assets.

“Straddle Period” shall mean any Tax period beginning before and ending after the Effective Time.

“Surface Fee” shall have the meaning set forth in subsection (g) of the definition of “Assets”.

“Suspense Funds” means amounts held in suspense (whether positive or negative, and including amounts actually held in suspense for (a) unleased interests and (b) penalties and interest and all minimum suspense accounts designated by Seller) that are attributable to the Assets or any interests pooled or unitized therewith, including (i) any amounts which Seller or any of its Affiliates is holding which are owing to third party owners of Royalties, working or other interests in respect of past production of oil, gas or other Hydrocarbons attributable to the Assets, (ii) any outstanding amounts being deducted by Seller or any of its Affiliates as operator of any of the Assets as a result of prior overpayments to third party owners of Royalties, working or other interests in respect of past production of oil, gas or other Hydrocarbons and (iii) any interest on such suspended funds to the extent actually received by Seller.

“Target Formation” shall mean (a) as to any Well, the currently producing formation(s), and (b) as to any Lease or Well Pad Location, the Covered Depths.

“Tax” or “Taxes” shall mean (a) all taxes, assessments, duties, levies, imposts or other similar charges in the nature of a tax imposed by a Governmental Authority, including all income, franchise, profits, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profit, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental, alternative minimum, add-on, value-added and withholding taxes, (b) any penalties, interest or additions to tax imposed by a Taxing Authority in connection with any item described in clause (a) above and (c) any liability in respect of any of the foregoing that arises as a result of any obligation to indemnify any other Person, by operation of Law, as transferee or successor, by contract or otherwise.

“Tax Contest” shall have the meaning set forth in Section 16.3(g).

“Tax Returns” shall mean any report, return, declaration, statement, schedule, notice, form, election, estimated Tax filing, claim for refund, information return or other filing (including any related or supporting estimates, elections, schedules, statements or attachments thereto) provided or required to be provided to any Taxing Authority, including any amendments thereto.

“Taxing Authority” shall mean, with respect to any Tax, the Governmental Authority that imposes or administers such Tax, and the Governmental Authority (if any) charged with the collection of such Tax, including any Governmental Authority that imposes, or is charged with collecting, social security or similar charges or premiums.

“Third Party” shall mean any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.

“Title Arbitrators” shall have the meaning set forth in Section 5.2(h).

“Title Benefit” shall mean with respect to the Target Formation for any Lease, Well or Well Pad Location, any right, circumstance or condition existing as of the Effective Time or immediately prior to Closing that operates to (a) increase the Net Revenue Interest of Seller with respect to the Target Formation in any Lease, Well or Well Pad Location above that shown for such Lease, Well or Well Pad Location in Exhibit G to the extent the same does not, with respect to Seller’s interest in any Lease, Well or Well Pad Location, cause a greater than proportionate increase in Seller’s Working Interest with respect to the Target Formation in such Lease, Well or Well Pad Location above that shown in Exhibit G, or (b) increase the Net Acres of Seller with respect to the Target Formation in any Lease above the Net Acres for such Lease as shown in Exhibit G.

“Title Benefit Amount” shall have the meaning set forth in Section 5.2(d).

“Title Benefit Notice” shall have the meaning set forth in Section 5.2(b).

“Title Benefit Property” shall have the meaning set forth in Section 5.2(b).

“Title Defect” shall mean any Encumbrance, defect or other matter that causes Seller not to have Defensible Title; provided that the following shall not be considered Title Defects:

(a) defects arising out of lack of corporate or other entity authorization unless Buyer provides affirmative evidence that such corporate or other entity action was not authorized and has resulted in, another Person’s superior claim of title to the relevant Asset;

(b) defects based on a gap in Seller’s chain of title in the applicable county records, unless evidence shows such gap exists in such records by an abstract of title, title opinion or landman’s title chain or run sheet which documents shall be included in a Title Defect Notice and is reasonably likely to result in, or has resulted in, another Person’s superior claim of title to the relevant Asset;

(c) defects based upon the failure to record any state Leases or Rights-of-Way included in the Assets or any assignments of interests in such Leases or Rights-of-Way included in the Assets in any applicable county records, unless such failure has resulted in another Person’s superior claim of title to the relevant Asset;

(d) defects arising from any prior oil and gas lease relating to the lands covered by the Leases or Units not being surrendered, cancelled, or terminated of record, unless Buyer provides affirmative evidence that such prior oil and gas lease is still in effect and is reasonably likely to result in, or has resulted in another Person’s actual and superior claim of title to the relevant Lease or Well;

(e) defects that affect only which non-Seller Person has the right to receive Royalty payments (rather than the amount of the proper payment of such Royalty payment) and that do not affect the validity of the underlying Lease or result in an Interest Reduction;

(f) defects based solely on: (i) lack of information in Seller’s files, or (ii) references to an unrecorded document to which neither Seller nor any Affiliate of Seller is a party and which document is dated earlier than January 1, 1980;

(g) any Encumbrance or loss of title resulting from Seller’s conduct of business to the extent required by this Agreement or requested in writing by Buyer;

(h) the failure to have, or to have obtained, formed or created any Permits, Rights-of-Way, renewals or extensions of any of the Leases, unit designations, production and drilling units, or production sharing arrangements (in each case), so long as the same are not required under applicable Law, lease, contract or otherwise in connection with the ownership or operation of the Assets as currently owned and operated;

(i) defects as a consequence of cessation of production, insufficient production or failure to conduct operations during any period after the completion of a well capable of production in paying quantities on any of the Leases held by production, or lands pooled or unitized therewith, except to the extent the cessation of production has given rise to a right of the lessor or other Third Party to terminate (or partially or automatically terminate) the affected Lease;

(j) Encumbrances created under deeds of trust, mortgages and similar instruments by the lessor, grantor or mineral owner under a Lease or Right-of-Way covering the lessor’s, grantor’s or mineral owner’s interests in the land covered thereby unless a complaint of foreclosure has been duly filed or any similar action taken by the mortgagee thereunder and such mortgage has not been subordinated, whether by contract or applicable Law, to the Lease applicable to such Asset;

(k) all defects or irregularities that have been cured or remedied by applicable statutes of limitation or statutes of prescription or by the Ohio Dormant Mineral Act (R.C. 5301.56) or Ohio Marketable Title Act (R.C. 5301.47 et. seq.);

(l) all defects or irregularities resulting from lack of survey, unless a survey is expressly required by Law;

(m) all defects or irregularities resulting from the failure to record releases of liens, production payments or mortgages that have expired on their own terms or the enforcement of which are barred by applicable statute of limitations;

(n) all defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate proceedings, unless Buyer provides affirmative evidence that such failure has resulted in another Person’s superior claim of title to the relevant Asset;

(o) defects arising from any Lease where there is not a Well having no pooling provision or an inadequate horizontal pooling provision;

(p) defects arising as a result of actions taken by Buyer or Buyer’s failure to consent to any action pursuant to Section 7.1;

(q) defects with respect to any interest in the Assets acquired through compulsory pooling or unitization or failure of the records of any Governmental Authority to reflect Seller as the owner of any such Assets;

(r) with respect to the Target Formation for a Lease or Well Pad Location, any defect regarding Seller’s rights in and to any such horizon or depth based on or relating to the effect of horizontal severance provisions (including language such as “the base of the producing formation,” provisions identifying a specific depth limitation, or language of the same or substantially the same effect) if such Lease, Well or Well Pad Location is capable of producing from any portion of such horizon or depth, unless there is a Well that trespasses on any Lease as a result of such severance;

(s) defects arising from failure to have surface access or other surface rights to the extent that the same does not (i) materially impair the ownership, operation or use of the Assets as currently owned, operated and used or (ii) result in an Interest Reduction;

(t) defects based upon the failure to record, or improper recording of, any federal or state Leases or any assignments of interests in such Leases in any applicable public records, provided that such Leases or assignments have been appropriately filed of record with the applicable Governmental Authorities;

(u) defects or irregularities resulting from or related to probate proceedings or the lack thereof, which defects or irregularities have been outstanding for the ten (10) year period immediately prior to the Execution Date unless such defects or irregularities have resulted in another Person’s superior claim of title to the relevant Asset;

(v) defects resulting from domestic or residential “free gas” arrangements under the terms of any Lease that is a part of the Assets;

(w) defects based on or arising out of the failure of Seller to enter into, be party to, or be bound by, pooling provisions, a pooling agreement, production sharing agreement, production handling agreement or other similar agreement with respect to any horizontal Well that crosses more than one Lease or tract, to the extent: (i) such Well has been properly permitted by the applicable Governmental Authority; or (ii) the allocation of Hydrocarbons produced from such Well among such Lease or tracts based upon the length of the “as drilled” horizontal wellbore open for production, the total length of the horizontal wellbore, or other methodology that is intended to reasonably attribute to each such Lease or leasehold tract its share of such production;

(x) all defects arising from any change in Laws following the Execution Date;

(y) any defects or irregularities in acknowledgements or any defects, irregularities or clouds on title, which may arise as a result of scrivener’s error in a duly recorded deed or instrument;

(z) defects resulting from pending approval from any Governmental Authority of any pooling order, unit order, or unit contraction so long as there has been no written objection from any applicable Governmental Authority with respect to the same; and

(aa) any Encumbrance (other than an Encumbrance for borrowed money that is not discharged at or prior to Closing at Seller’s cost) affecting ownership interests in formations other than the Target Formation.

“Title Defect Amount” shall have the meaning set forth in Section 5.2(e).

“Title Defect Notice” shall have the meaning set forth in Section 5.2(a).

“Title Defect Property” shall have the meaning set forth in Section 5.2(a).

“Title Disputed Matter” shall have the meaning set forth in Section 5.2(h).

“Tranche 1” shall have the meaning set forth in Section 15.1(i).

“Tranche 2” shall have the meaning set forth in Section 15.1(i).

“Transaction Documents” shall mean those documents executed and delivered pursuant to or in connection with this Agreement.

“Transfer Taxes” shall have the meaning set forth in Section 16.3(a).

“Transferred Employees” shall have the meaning set forth in Section 15.1(a).

“Transferred Vehicles” shall have the meaning set forth in subsection (m) of the definition of “Assets”.

“Transition Services Agreement” shall mean the Transition Services Agreement, substantially in the form attached to this Agreement as Exhibit P, to be executed and delivered by Infinity and Antero Resources at Closing.

“Treasury Regulations” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, proposed or final Treasury Regulations.

“Units” shall have the meaning set forth in subsection (c) of the definition of “Assets”.

“Vacation Payout” shall have the meaning set forth in Section 15.1(e).

“VDR” means that certain virtual data room hosted by RBC referred to as “Smart Room – Project Pinehurst”.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws.

“Well Imbalance” shall mean any imbalance at the wellhead between the amount of Hydrocarbons produced from a Well and allocable to the interests of Seller therein and the shares of production from the relevant Well to which Seller is entitled, together with any appurtenant rights and obligations concerning future in kind and/or cash balancing at the wellhead.

“Well Pad Location” mean each location and lateral length for a proposed Well identified as a “Well Pad Location” on Exhibit B, relative to such Well and lateral only to the extent related to the Target Formation.

“Wells” shall have the meaning set forth in subsection (b) of the definition of “Assets”.

“Willful Breach” shall mean, with respect to any Party, (a) such Party intentionally breaches in any material respect (by refusing to perform or taking an action prohibited) any material covenant or agreement applicable to such Party, or (ii) material breach of any representation or warranty applicable to such Party.

“Working Interest” shall mean, with respect to any Lease, Well or Well Pad Location, the interest in and to such Lease, Well or Well Pad Location that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations on or in connection with such Lease, Well or Well Pad Location, but without regard to the effect of any Royalties and other similar burdens upon, measured by or payable out of production therefrom.

“2025 Bonuses” shall have the meaning set forth in Section 15.1(i).

1.2 References and Rules of Construction. All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection or other subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the foregoing in any respect.” All references to “$” or “dollars” shall be deemed references to United States dollars. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. The words “shall” and “will” are used interchangeably throughout this Agreement and shall accordingly be given the same meaning, regardless of which word is used. The word “extent” in the phrase “to the extent” shall mean the limited degree or proportion to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to any date and/or time shall mean such date or time, as applicable, in Prevailing Eastern Time, and for purposes of calculating the time period in which any notice or action is to be given or undertaken hereunder, such period shall be deemed to begin at 12:01 a.m. on the applicable date in Prevailing Eastern Time. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date that is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day. Each accounting term not defined in this Agreement, and each accounting term partly defined in this Agreement to the extent not defined, will have the meaning given to it under GAAP and COPAS, as in effect on the Execution Date, provided that GAAP shall prevail in the event of any conflict. Any reference in this Agreement to “made available” to Buyer or Buyer’s Representatives means a document or other item of information that was provided or made available to Buyer or Buyer’s Representatives (i) in the VDR no later than twenty-four (24) hours prior to execution of this Agreement or (ii) otherwise provided or made available to Buyer or Buyer’s Representatives in writing (including by electronic mail) prior to execution of this Agreement.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, Seller agrees to sell, and each of Infinity and NOG agrees to purchase and pay for, the Infinity Assets and NOG Assets, respectively.

2.2 Excluded Assets. Seller shall reserve and retain all of the Excluded Assets.

2.3 Revenues and Expenses.

(a) Seller shall be entitled to all of the rights of ownership attributable to the Assets (including the right to all production, proceeds of production and other proceeds) and shall remain responsible for all Property Expenses, in each case, attributable to the period of time prior to the Effective Time. Subject to the Closing occurring, Buyer shall be entitled to all of the rights of ownership attributable to the Assets (including the right to all production, proceeds of production and other proceeds), and shall be responsible for all Property Expenses, in each case, from and after the Effective Time. All Property Expenses that are: (i) incurred with respect to operations conducted or production prior to the Effective Time shall be paid by or allocated to Seller and (ii) incurred with respect to operations conducted or production from and after the Effective Time shall be paid by or allocated to Buyer. Any such entitlement to revenues or responsibility for costs discussed in this Section 2.3 shall expressly be shared severally and not jointly by Infinity and NOG on the basis of their respective Buyer Pro Rata Shares, but Seller shall be permitted to make any such payments or reimbursements with respect thereto in whole to Buyer’s Representative.

(b) Such amounts that are received or paid during the period from the Execution Date up until Closing shall be accounted for in the Preliminary Settlement Statement or Final Settlement Statement as applicable. Such amounts that are received or paid after Closing but prior to the date of the Final Settlement Statement shall be accounted for in the Final Settlement Statement. If, after the Parties’ agreement (or deemed agreement) upon the Final Settlement Statement, (i) any Party receives monies belonging to the other, including proceeds of production, then such amount shall, within five (5) Business Days after the end of the month in which such amounts were received, be paid over to the proper Party, (ii) any Party pays monies for Property Expenses which are the obligation of the other Party hereto, then such other Party shall, within five (5) Business Days after the end of the month in which the applicable invoice and proof of payment of such invoice were received, reimburse the Party which paid such Property Expenses, (iii) a Party receives an invoice of an expense or obligation (other than Asset Taxes, Income Taxes and Transfer Taxes) which is owed by the other Party, such Party receiving the invoice shall promptly forward such invoice to the Party obligated to pay the same, and (iv) an invoice or other evidence of an obligation (other than Asset Taxes, Income Taxes and Transfer Taxes) is received by a Party, which is partially an obligation of both Seller and Buyer, then the Parties shall consult with each other, and each shall promptly pay its portion of such obligation to the obligee. After Closing, each Party shall be entitled to participate in all joint interest audits and other audits of Property Expenses for which such Party is entirely or in part responsible under the terms of this Section 2.3. Notwithstanding anything herein to the contrary, from and after the first anniversary of the Closing Date (the “Cut-Off Date”), Seller and its Affiliates shall have no further: (x) entitlement, obligation or liability with respect to amounts earned from the sale of Hydrocarbons produced from or attributable to the Assets; or (y) liabilities or obligations with respect to pre-Effective Time Property Expenses.

(c) For purposes of allocating expenses, revenues, production, proceeds, income and products under this Section 2.3 or Section 3.3: (i) liquid Hydrocarbons produced into storage facilities will be deemed to be “from or attributable to” the Assets when they pass through the pipeline connecting into the storage facilities into which they are run; and (ii) gaseous Hydrocarbons and liquid Hydrocarbons produced into pipelines will be deemed to be “from or attributable to” the Assets when they pass through the receipt point sales meters on the pipelines through which they are transported. In order to accomplish the foregoing allocation of production, the Parties shall: (x) rely upon the gauging, metering and strapping procedures which were conducted by Seller or its designee on or about the Effective Time; and (y) utilize reasonable interpolating procedures to arrive at an allocation of production when exact gauging, metering, and strapping data is not available on hand as of the Effective Time, unless such procedures are demonstrated to be inaccurate. The determination of whether costs and/or expenses are attributable to the period before or after the Effective Time for purposes of the adjustments provided for in this Section 2.3 are based on when services are rendered, when the goods are delivered or when the work is performed. For clarification, the date an item or work is ordered is not the date of a transaction for settlement purposes hereunder, but rather the date on which the item ordered is delivered to the job site, or the date on which the work ordered is performed, is the relevant date. “Earned” and “incurred,” shall be interpreted in accordance with accounting recognition guidance under the GAAP and COPAS, consistently applied.

ARTICLE III

PURCHASE PRICE

3.1 Purchase Price. The consideration for the transfer of the Assets and the transactions contemplated hereby shall be (a) the assumption of the Assumed Obligations and (b) an amount equal to $800,000,000.00 (the “Purchase Price”), adjusted in accordance with this Agreement and payable by Buyer to Seller at Closing by wire transfer in same day funds to a bank account of Seller (the details of which shall be provided by to Buyer in the Preliminary Settlement Statement).

3.2 Deposit. Within one (1) Business Day of the execution of this Agreement, Buyer shall deposit by wire transfer in same day funds into an escrow account established pursuant to the Escrow Agreement (the “Escrow Account”) an amount equal to ten percent (10%) of the Purchase Price (such amount, together with all interest accruing thereon, if any, the “Deposit”). The Deposit will be held by Escrow Agent pursuant to the terms of the Escrow Agreement and this Section 3.2 and Section 13.2. If Closing occurs, the Parties shall jointly instruct the Escrow Agent to disburse the Deposit (including, for the avoidance of doubt, any interest accruing thereon, but less the amount of the Defect Escrow Amount, if any) to Seller, and such disbursed amount shall be applied as a credit toward the Adjusted Purchase Price as provided in, and without duplication of Section 12.4(f). If this Agreement is terminated prior to the Closing in accordance with Section 13.1, then the provisions of Section 13.2 shall apply to the Deposit.

3.3 Adjustments to Purchase Price. The Purchase Price shall be adjusted as follows, and the resulting amount shall be herein called the “Adjusted Purchase Price”:

(a) The Purchase Price shall be adjusted upward by the following amounts (without duplication):

(i) an amount equal to the value of all (A) Hydrocarbons attributable to the Assets in pipelines or in tanks above the pipeline sales connection, in each case, as of the Effective Time (including line fill but less tank bottoms), plus (B) the unsold inventory of gas products attributable to the Assets as of the Effective Time, in each case such value to be based upon the contract price in effect as of the Effective Time (or if no such contract is in effect, the market value in the area as of the Effective Time), in each case of (A) and (B) less amounts payable as Royalties; provided that any adjustment for linefill shall not exceed $150,000.00;

(ii) an amount equal to all proceeds received by Buyer or its Affiliates attributable to the ownership or operation of the Assets prior to the Effective Time, including the sale of Hydrocarbons produced from the Assets or allocable thereto, net of (x) Royalties and (y) gathering, processing, transportation and other midstream costs, in each case, to the extent paid or payable to the Third Parties (which shall constitute Property Expenses);

(iii) amount equal to all Property Expenses, including all prepaid Property Expenses, paid by Seller or its Affiliates that are attributable to the ownership or operation of the Assets from and after the Effective Time (whether paid before or after the Effective Time), including (A) Royalties, (B) rentals and other lease maintenance payments, (C) costs of Lease renewals and/or extensions of the Leases and (D) costs of acquiring Rights-of-Way;

(iv) to the extent that Seller’s interest in any of the Wells is underproduced with respect to any Hydrocarbons as of the Effective Time, an amount equal to the product of the underproduced volumes multiplied by the Settlement Price;

(v) to the extent that any Hydrocarbons attributable to Seller’s interest in any of the Wells have been overdelivered to the applicable pipeline as of the Effective Time, the product of the overdelivered volumes multiplied by the Settlement Price;

(vi) an amount equal to any transfer costs (excluding any Transfer Taxes, which are addressed in Section 16.3(a)) paid by Seller associated with transferring the leases related to the Transferred Vehicles;

(vii) the amount of all Asset Taxes allocated to Buyer in accordance with Section 16.3(b) but paid, payable or otherwise economically borne by Seller;

(viii) $500,000 per month (adjusted pro rata for any partial month) between the Effective Time and the Closing Date; and

(ix) any other amount expressly provided for elsewhere in this Agreement or otherwise agreed upon by Seller and Buyer.

(b) The Purchase Price shall be adjusted downward by the following amounts (without duplication):

(i) an amount equal to all proceeds received by Seller or its Affiliates attributable to the ownership or operation of the Assets from and after the Effective Time, including the sale of Hydrocarbons produced from the Assets or allocable thereto, net of (x) Royalties and (y) gathering, processing, transportation and other midstream costs, in each case, to the extent paid or payable to the Third Parties (which shall constitute Property Expenses);

(ii) subject to Section 5.2(h), if Seller makes the election under Section 5.2(c)(i) with respect to any uncured Title Defect, the Title Defect Amount with respect to such Title Defect;

(iii) subject to Section 6.1(e), if Seller makes the election under Section 6.1(c)(i) with respect to any uncured Environmental Defect, the Remediation Amount with respect to such Environmental Defect;

(iv) the Allocated Value of any Assets excluded from the transactions contemplated hereby pursuant to Section 5.2(c)(iii), Section 5.4(b), Section 5.4(c) or Section 6.1(c)(ii);

(v) the amount of all Asset Taxes allocated to Seller in accordance with Section 16.3(b) but paid, payable or otherwise economically borne by Buyer;

(vi) the net amount of all Suspense Funds that are actually held in suspense by Seller or any of their Affiliates as of the Closing Date;

(vii) to the extent that Seller’s interest in any of the Wells is overproduced with respect to any Hydrocarbons as of the Effective Time, the product of the overproduced volumes multiplied by the Settlement Price;

(viii) to the extent that any Hydrocarbons attributable to Seller’s interest in any of the Wells have been underdelivered to the applicable pipeline as of the Effective Time, to the product of the underdelivered volumes multiplied by the Settlement Price; and

(ix) any other amount expressly provided for elsewhere in this Agreement or otherwise agreed upon by Seller and Buyer.

(c) For the avoidance of doubt, in the event Seller or its Affiliates receive an overpayment of proceeds for which Buyer receives an adjustment to the Purchase Price under Section 3.3(b) and Seller or its Affiliate is subsequently required to reimburse or otherwise account for such overpayment to a Third Party, Seller shall be entitled to a reimbursement from Buyer of such overpayment amount, which if such amount is known prior to the issuance of the Final Settlement Statement, shall be reflected as an adjustment on the Final Settlement Statement.

3.4 Preliminary Settlement Statement. Not less than five (5) Business Days prior to Closing, Seller shall (a) prepare in good faith and submit to Buyer for review a draft settlement statement (the “Preliminary Settlement Statement”) that shall set forth the Adjusted Purchase Price, reflecting each adjustment made in accordance with this Agreement as of the date of preparation of such Preliminary Settlement Statement and the itemized calculation (recognizing that Seller may elect to use reasonable good faith estimates in the Preliminary Settlement Statement where actual amounts are not known at such time and based upon the best information available at that time) of the adjustments used to determine such amount, (b) provide to Buyer reasonable documentation in the possession of Seller or any of its Affiliates to support the amounts of the proposed adjustments set forth in the Preliminary Settlement Statement, and (c) provide designation of Seller’s accounts for the wire transfers of funds as set forth in Section 12.4(f). Not less than two (2) Business Days prior to Closing, Buyer may, but is not obligated to, deliver to Seller a written report containing all objections or changes proposed in good faith with the explanation therefor that Buyer proposes to be made to the Preliminary Settlement Statement, and Seller shall consider all such objections and proposed changes in good faith. The Preliminary Settlement Statement, as agreed upon by the Parties, will be used to adjust the Purchase Price at Closing; provided that if the Parties do not agree upon an adjustment set forth in the Preliminary Settlement Statement, then, without prejudicing Buyer’s rights under Section 3.5, the amount of such adjustment used to adjust the Purchase Price at Closing shall be that amount set forth in the draft Preliminary Settlement Statement delivered by Seller to Buyer pursuant to this Section 3.4.

3.5 Final Settlement Statement. Subject to any further adjustments based on the Title Arbitrators’ decisions pursuant to Section 5.2(h) below or the Environmental Arbitrators’ decisions pursuant to Section 6.1(f) below, on or before one hundred and twenty (120) days after Closing, a final settlement statement (the “Final Settlement Statement”) will be prepared in good faith by Seller based on actual income and expenses and which takes into account all final adjustments made to the Purchase Price and shows the resulting final Adjusted Purchase Price and reflecting each adjustment made in accordance with this Agreement as of the date of preparation of such Final Settlement Statement and reasonable information to support such calculations. The Final Settlement Statement shall set forth the actual proration of the amounts required by this Agreement and Seller shall make all adjustments based on the most recent, actual figures. Seller agrees to reasonably cooperate with Buyer and provide reasonable documentation in the possession or control of Seller or any of its Affiliates and reasonable access to Seller’s and its Affiliates personnel knowledgeable with such documentation and the matters covered by the Final Settlement Statement, to support and discuss the amounts of the adjustments set forth in the Final Settlement Statement. As soon as practicable, and in any event within thirty (30) days after receipt of the Final Settlement Statement, Buyer may, but is not obligated to, return to Seller a written report containing any proposed changes in good faith to the Final Settlement Statement and an explanation of any such changes and the reasons therefor (the “Dispute Notice”). Buyer’s failure to deliver to Seller a Dispute Notice detailing proposed changes to the Final Settlement Statement by such date shall be deemed to be an acceptance by Buyer of the Final Settlement Statement delivered by Seller and any changes to the Final Settlement Statement as initially prepared by Seller that are proposed or requested by Buyer and not included in the Dispute Notice shall be deemed waived, and Seller’s determinations with respect to all such adjustments in the Final Settlement Statement that are not addressed in the Dispute Notice shall prevail. If the final Adjusted Purchase Price set forth in the Final Settlement Statement is mutually agreed upon by Seller and Buyer or deemed agreed pursuant to the foregoing (or determined by the Accounting Arbitrator pursuant to Section 3.6), the Final Settlement Statement and such final Adjusted Purchase Price (the “Final Price”) shall be final and binding on the Parties. Any difference in the Adjusted Purchase Price as paid at Closing pursuant to the Preliminary Settlement Statement and the Final Price shall be paid by the owing Party on or before the date that is ten (10) days following agreement or deemed agreement (or determination by the Accounting Arbitrator, as applicable) to the owed Party. All amounts paid or transferred pursuant to this Section 3.5 shall be delivered in United States currency by wire transfer of immediately available funds to the account specified in writing by the relevant Party.

3.6 Disputes. If Seller and Buyer are unable to resolve the matters addressed in the Dispute Notice, each of Buyer and Seller shall within 14 Business Days after the delivery of such Dispute Notice, summarize its position with regard to such dispute in a written document of ten pages or less (excluding exhibits) and submit such summaries to Grant Thornton LLP (the “Accounting Arbitrator”), together with the Dispute Notice, the Final Settlement Statement and any other documentation such Party may desire to submit. Within twenty (20) Business Days after receiving the Parties’ respective submissions, the Accounting Arbitrator shall render a decision choosing either Seller’s position or Buyer’s position with respect to each matter addressed in any Dispute Notice, based on the materials described above. Any decision rendered by the Accounting

Arbitrator pursuant hereto shall be final, conclusive and binding on Seller and Buyer and will be enforceable against any of the Parties in any court of competent jurisdiction. The Accounting Arbitrator may not award damages, interest or penalties to either Party with respect to any matter. The costs of such Accounting Arbitrator shall be borne by the Party which the Accounting Arbitrator has not selected their position as the appropriate position in the majority of disputed matters in any such proceeding. In the event that Grant Thornton LLP declines to serve as the Accounting Arbitrator, then the Accounting Arbitrator shall be selected by the Houston, Texas office of the American Arbitration Association.

3.7 Allocation of Purchase Price / Allocated Values. Buyer and Seller agree that, for purposes of calculating adjustments to the Purchase Price as provided herein, the unadjusted Purchase Price shall be allocated among the Assets as set forth in Exhibit G. The “Allocated Value” for any Asset equals the portion of the unadjusted Purchase Price allocated to such Asset in Exhibit G. Such Allocated Values shall be used in calculating adjustments to the Purchase Price as provided herein. Buyer and Seller also agree (a) that the Allocated Values, as adjusted, shall be used by Seller and Buyer as the basis for reporting asset values and other items for purposes of this Section 3.7, and (b) that neither they nor their Affiliates will take positions inconsistent with such Allocated Values in notices to Preferential Right holders or in other documents or notices relating to the transactions contemplated by this Agreement (for the avoidance of doubt, other than as set forth in Section 3.8).

3.8 Allocation of Consideration for Tax Purposes. Buyer and Seller shall use commercially reasonable efforts to agree to an allocation of the Purchase Price and any other items properly treated as consideration for U.S. federal income Tax purposes (collectively, the “Tax Consideration”) among the six categories of assets specified in Part II of IRS Form 8594 (Asset Acquisition Statement under Section 1060), in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder, within thirty (30) days after the date on which the Final Settlement Statement is finally determined pursuant to Section 3.5 or Section 3.6, as applicable (the “Allocation”); provided, however, in the event the Parties determine that Seller is treated as conveying to Buyer an interest in the Antero-QL Tax Partnership for U.S. federal Income Tax purposes pursuant to this Agreement, the Parties shall use commercially reasonable efforts to agree upon (a) the portion of the Tax Consideration allocable to such partnership interests and (b) an allocation of such consideration among the assets of the Tax Partnership (with any disputed items resolved in accordance with the procedures of Section 3.6, mutatis mutandis). If the Parties reach an agreement with respect to the Allocation, (a) Buyer and Seller shall use commercially reasonable efforts to update the Allocation in accordance with Section 1060 of the Code following any adjustment to the purchase consideration for Tax purposes pursuant to this Agreement, and (b) Buyer and Seller shall, and shall cause their respective Affiliates to, report consistently with the Allocation, as adjusted, on IRS Form 8594 (Asset Acquisition Statement under Section 1060) as required by applicable Law, unless otherwise required by a change in applicable Law occurring after the date the Parties agree to the Allocation; provided, however, that (i) if Buyer and Seller cannot mutually agree on the Allocation, each Party shall be entitled to determine its own allocation and file its IRS Form 8594 consistent therewith and (ii) neither Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings in connection with such allocation.

3.9 Withholding. Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Seller such amounts as are required to be withheld and paid over to the applicable Taxing Authority under the Code, or any applicable provision of Tax Law; provided, however, that, except in connection with the failure of any Seller to provide the documentation set forth in Section 12.4(e), Buyer will, prior to any deduction or withholding, use commercially reasonable efforts to notify Seller of any anticipated deduction or withholding reasonably in advance of such deduction or withholding, and reasonably cooperate with Seller to minimize the amount of any applicable deduction or withholding. To the extent that amounts are so deducted or withheld and paid over to the applicable Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller.

ARTICLE IV

ACCESS; DISCLAIMERS

4.1 Access.

(a) From and after the Execution Date and up to and including the Defect Notice Date (or earlier termination of this Agreement), but subject to the other provisions of this Section 4.1 and obtaining any required consents of Third Parties, including Third Party operators of the Assets, in each case, for which Seller and its Affiliates shall use commercially reasonable efforts to obtain such consents (but without payment of a fee, cost, expense or other obligation of any kind unless Buyer agrees to pay or fulfil such fee, cost, expense or other obligation in Buyer’s sole discretion), Seller shall afford to Buyer and its officers, employees, agents, accountants, attorneys, investment bankers and other authorized representatives (“Buyer’s Representatives”) reasonable access, during normal business hours, to (i) Seller’s and its Affiliates’ employees (following prior notice to Spencer Booth, Phone: [*********** ], Email: [ *********** ]), (ii) the Assets and (iii) all Records. All investigations and due diligence conducted by Buyer or any Buyer’s Representative shall be conducted at Buyer’s sole cost, risk and expense and any conclusions made from any examination done by Buyer or any Buyer’s Representative shall result from Buyer’s own independent review and judgment. Any such entry onto the Assets is subject to compliance with all appliable Laws and all Third Party restrictions, if any, NOTWITHSTANDING THE FOREGOING AND FOR THE AVOIDANCE OF DOUBT, WITHOUT LIMITING IN ANY RESPECT BUYER’S RIGHTS UNDER ARTICLE V OR ARTICLE VI, BUYER’S RIGHTS UNDER THE R&W INSURANCE POLICY, SELLER’S SPECIAL WARRANTY OF DEFENSIBLE TITLE IN THE INSTRUMENTS OF CONVEYANCE AND/OR BUYER’S RIGHTS UNDER SECTION 10.4, SELLER MAKES NO (AND BUYER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY) REPRESENTATION OR WARRANTY, AND EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES AS TO THE ACCURACY OR COMPLETENESS OF THE DOCUMENTS, INFORMATION, BOOKS, RECORDS, FILES AND OTHER DATA THAT IT MAY PROVIDE OR DISCLOSE TO BUYER OR BUYER’S REPRESENTATIVES.

(b) Buyer shall be entitled to conduct a Phase I environmental property assessment or other visual assessment in accordance with American Society for Testing and Material International Standard Practice Environmental Site Assessments: Phase I Environmental Site Assessment Process (Publication Designation E1527-21), but excluding in all cases electronic ground or air scanners or samplers or other non-photographic devices) that does not include invasive sampling or testing of any environmental media (“Phase I Environmental Site Assessment”) with respect to the Assets, to be conducted by a reputable environmental consulting or engineering firm approved in advance in writing by Seller; provided that ARM Group LLC shall be deemed approved by Seller as of the Execution Date. Seller or its designee shall have the right at Seller’s sole cost and expense to accompany Buyer and Buyer’s Representatives whenever they are on site on the Assets. Notwithstanding anything herein to the contrary, Buyer shall not have access to, and shall not be permitted to conduct, any environmental due diligence (including any Phase I Environmental Site Assessments) with respect to any Assets where Seller does not have the authority to grant access for such due diligence (provided, however, Seller shall use its commercially reasonable efforts to obtain permission from any Third Party to allow Buyer and Buyer’s Representatives such access). Buyer shall not be entitled to conduct a Phase II environmental property assessment with respect to the Assets, nor conduct any subsurface testing, sampling, boring, drilling or other invasive investigation activities on or with respect to any of the Assets without Seller’s prior written consent. In the event that Buyer is unable to access any Asset, including to conduct a Phase I Environmental Site Assessment or Phase II environmental property assessment or any sampling of any environmental media or invasive activity or testing, in each case, due to either Seller or any Third Party withholding its consent or approval, Buyer may elect, in its sole discretion, to submit an Environmental Defect Notice with respect to such Asset pursuant to and consistent with Section 6.1, and the lack of data from such activities shall not, in and of itself, invalidate or serve as a basis to reject such Environmental Defect Notice so long as Buyer submits such Environmental Defect Notice in good faith; provided, that in each such case Seller may elect, in its sole discretion and at any time prior to Closing, to retain the entirety of any such Asset together with all associated Assets, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Asset and such associated Assets.

(c) Buyer shall coordinate its environmental property assessments and physical inspections of the Assets with Seller and all Third Party operators to minimize any inconvenience to or interruption of the conduct of business by Seller or such Third Party operators. Buyer shall abide by Seller’s, and any Third Party operator’s, safety rules, regulations and operating policies while conducting its due diligence evaluation of the Assets, including any environmental or other inspection or assessment of the Assets. Each of NOG and Infinity hereby, on a several, and not joint and several, basis, in accordance with their respective Buyer Pro Rata Shares hereby defends, indemnifies, holds harmless and forever releases each of the operators of the Assets and the Seller Indemnified Parties from and against any and all Liabilities arising out of, resulting from or relating to any field visit, environmental property assessment, or other due diligence activity conducted by Buyer or any Buyer’s Representative with respect to the Assets, EVEN IF SUCH LIABILITIES ARISE OUT OF OR RESULT FROM, SOLELY OR IN PART, THE GROSS, SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY A MEMBER OF THE SELLER INDEMNIFIED PARTIES, EXCEPTING ONLY (I) LIABILITIES TO THE EXTENT RESULTING FROM THE FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SELLER OR ITS AFFILIATES AND/OR (II) THE MERE DISCOVERY OF PRE-EXISTING CONTAMINATION OR OTHER ENVIRONMENTAL CONDITIONS EXCEPT TO THE EXTENT EXACERBATED BY BUYER OR BUYER’S REPRESENTATIVE DURING SUCH DUE DILIGENCE INVESTIGATION. For the avoidance of doubt, this defense, indemnification, hold harmless and release shall survive any termination of this Agreement, if applicable, and the Closing.

(d) In the event Buyer makes a claim with respect to an Environmental Defect or that Buyer’s condition to Closing as set forth in Section 10.4 has not been satisfied, Buyer agrees to provide Seller reasonably promptly, but in no less than five (5) days after Buyer’s or any of Buyer’s Representative’s receipt or creation, copies of all final environmental reports and environmental test results prepared by Buyer and/or any of Buyer’s Representatives which contain environmental data collected or generated from Buyer’s environmental due diligence with respect to the Assets. Except to the extent relating to the Excluded Assets and as otherwise required by applicable Law, Seller shall hold such information confidential (unless and until this Agreement is terminated in accordance with its terms) and, without limiting Buyer’s right under the R&W Insurance Policy with respect to Article VIII, Seller shall not be deemed (by Seller’s receipt of said documents or otherwise) to have made any representation or warranty, express, implied or statutory, as to the condition of the Assets or to the accuracy of said documents or the information contained therein.

(e) Upon completion of Buyer’s due diligence, Buyer shall at its sole cost and expense and without any cost or expense to Seller or its Affiliates, (i) repair all damage done to the Assets in connection with Buyer’s due diligence, (ii) restore the Assets to at least the approximate same or better condition than they were prior to commencement of Buyer’s due diligence and (iii) remove all equipment, tools or other property brought onto the Assets in connection with Buyer’s due diligence. Any disturbance to the Assets (including the leasehold associated therewith) resulting from Buyer’s due diligence will be promptly corrected by Buyer.

(f) During all periods that Buyer and/or any of Buyer’s Representatives are on the Assets and thereafter through the Closing, Buyer and/or any of Buyer’s Representatives shall maintain, at its sole expense, policies of insurance of the types and in the amounts customary in the industry for such access and due diligence and sufficient to satisfy Buyer’s indemnification obligations under Section 4.1(c). Coverage under all insurance required to be carried by Buyer hereunder will (i) be primary insurance, (ii) list Seller Indemnified Parties as additional insureds, (iii) waive subrogation against Seller Indemnified Parties and (iv) provide for five (5) days’ prior notice to Seller in the event of cancellation or modification of the policy or reduction in coverage. Upon request by Seller, Buyer shall provide evidence of such insurance to Seller prior to entering the Assets.

4.2 Confidentiality. Buyer acknowledges that, pursuant to its right of access to the Records and the Assets, Buyer will become privy to confidential and other information of Seller and that such confidential information shall be held confidential by Buyer and Buyer’s Representatives in accordance with the terms of the Confidentiality Agreement. If Closing should occur, the foregoing confidentiality restriction on Buyer shall terminate (except as to (a) such portion of the Assets that are not conveyed to Buyer pursuant to the provisions of this Agreement, (b) the Excluded Assets and (c) information related to assets other than the Assets). Notwithstanding the foregoing sentence, no such termination of the first sentence of this Section 4.2 shall relieve any party thereto from any liability thereunder for any breach thereof prior to the Closing Date.

4.3 Disclaimers.

(a) EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY SET FORTH IN ARTICLE VIII AND THE SELLER CLOSING CERTIFICATE, AND SELLER’S SPECIAL WARRANTY OF DEFENSIBLE TITLE IN THE INSTRUMENTS OF CONVEYANCE, WITHOUT LIMITING IN ANY RESPECT BUYER’S RIGHTS UNDER ARTICLE V, BUYER’S RIGHTS UNDER THE R&W INSURANCE POLICY, AND/OR BUYER’S RIGHTS UNDER SECTION 10.4, AND ABSENT FRAUD, (I) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, (II) BUYER ACKNOWLEDGES AND AGREES THAT IT HAS NOT RELIED UPON AND SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO BUYER OR ANY OF ITS AFFILIATES, OFFICERS, EMPLOYEES, AGENTS, ACCOUNTANTS, ATTORNEYS, INVESTMENT BANKERS AND OTHER AUTHORIZED REPRESENTATIVES (INCLUDING, ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO BUYER OR ANY OF THE FOREGOING BY ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT, CONSULTANT, REPRESENTATIVE OR ADVISOR OF SELLER OR ANY OF ITS AFFILIATES).

(b) EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE VIII AND THE SELLER CLOSING CERTIFICATE, AND SELLER’S SPECIAL WARRANTY OF DEFENSIBLE TITLE IN THE INSTRUMENTS OF CONVEYANCE, WITHOUT LIMITING IN ANY RESPECT BUYER’S RIGHTS UNDER ARTICLE V, BUYER’S RIGHTS UNDER THE R&W INSURANCE POLICY, AND/OR BUYER’S RIGHTS UNDER SECTION 10.4, AND ABSENT FRAUD, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT OR ANY ENGINEERING, GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (IV) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (V) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS, (VI) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VII) THE CONTENT, CHARACTER OR NATURE OF ANY INFORMATION MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY SELLER OR THIRD PARTIES WITH RESPECT TO THE ASSETS, (VIII) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE TO BUYER OR ANY OF ITS AFFILIATES, OFFICERS, EMPLOYEES, AGENTS, ACCOUNTANTS, ATTORNEYS, INVESTMENT BANKERS AND OTHER AUTHORIZED REPRESENTATIVES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO AND (IX) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT. EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE VIII, SELLER FURTHER

DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, OF MERCHANTABILITY, FREEDOM FROM LATENT VICES OR DEFECTS, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY OF THE ASSETS, RIGHTS OF A PURCHASER UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT BUYER SHALL BE DEEMED TO BE OBTAINING THE ASSETS IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS OR DEFECTS (KNOWN OR UNKNOWN, LATENT, DISCOVERABLE OR UNDISCOVERABLE), AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS OF THE ASSETS AS BUYER DEEMS APPROPRIATE.

(c) BUYER ACKNOWLEDGES AND AFFIRMS THAT IT HAS MADE ITS OWN INDEPENDENT INVESTIGATION, ANALYSIS AND EVALUATION OF THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE ASSETS (INCLUDING BUYER’S OWN ESTIMATE AND APPRAISAL OF THE EXTENT AND VALUE OF SELLER’S HYDROCARBON RESERVES ATTRIBUTABLE TO THE ASSETS AND AN INDEPENDENT ASSESSMENT AND APPRAISAL OF THE ENVIRONMENTAL RISKS AND CONDITIONS ASSOCIATED WITH THE ACQUISITION OF THE ASSETS). BUYER ACKNOWLEDGES THAT IN ENTERING INTO THIS AGREEMENT, IT HAS RELIED ON THE AFOREMENTIONED INVESTIGATION AND THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLER CONTAINED IN THIS AGREEMENT AND THE DOCUMENTS TO BE DELIVERED BY SELLER AT CLOSING. BUYER IRREVOCABLY COVENANTS TO REFRAIN FROM, DIRECTLY OR INDIRECTLY, ASSERTING ANY CLAIM, OR COMMENCING, INSTITUTING OR CAUSING TO BE COMMENCED, ANY PROCEEDING OF ANY KIND AGAINST SELLER OR ITS AFFILIATES, ALLEGING FACTS CONTRARY TO THE FOREGOING ACKNOWLEDGMENT AND AFFIRMATION.

(d) OTHER THAN AS AND TO THE LIMITED EXTENT EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE VIII, SELLER HAS NOT AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, THE RELEASE OF HAZARDOUS SUBSTANCES INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY, AND SUBJECT TO BUYER’S RIGHTS UNDER ARTICLE VI AND BUYER’S RIGHTS UNDER THE R&W INSURANCE POLICY FOR A BREACH OF SELLER’S REPRESENTATIONS SET FORTH IN ARTICLE VIII, BUYER SHALL BE DEEMED TO BE OBTAINING THE ASSETS “AS IS” AND “WHERE IS” WITH ALL FAULTS FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH ENVIRONMENTAL INSPECTIONS OF THE ASSETS AS BUYER DEEMS APPROPRIATE.

(e) BUYER ACKNOWLEDGES AND AGREES THAT, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, ABSENT FRAUD, FROM AND AFTER CLOSING, THE BUYER INDEMNIFIED PARTIES’ SOLE AND EXCLUSIVE REMEDY AGAINST ANY SELLER INDEMNIFIED PARTIES WITH RESPECT TO THE NEGOTIATION, PERFORMANCE AND CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE SALE OF THE ASSETS, ANY BREACH OF THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS OF ANY SELLER INDEMNIFIED PARTIES CONTAINED HEREIN, THE AFFIRMATIONS OF SUCH REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS CONTAINED IN THE SELLER CLOSING CERTIFICATE OR CONTAINED IN ANY OTHER TRANSACTION DOCUMENT DELIVERED HEREUNDER BY OR ON BEHALF OF ANY SELLER INDEMNIFIED PARTIES ARE THE RIGHTS TO PROCEEDS OF THE R&W INSURANCE POLICY.

(f) SELLER AND BUYER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 4.3 ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSE OF ANY APPLICABLE LAW.

(g) NOTHING CONTAINED IN THIS AGREEMENT SHALL BE DEEMED TO LIMIT OR OTHERWISE PRECLUDE CLAIMS FOR FRAUD.

ARTICLE V

TITLE MATTERS; CASUALTY; TRANSFER RESTRICTIONS

5.1 Exclusive Title Remedy. Subject to and without limiting Buyer’s rights under the R&W Insurance Policy (including in respect of the representation in Section 8.17) and without limiting Buyer’s remedies for Title Defects set forth in this Article V or Buyer’s rights to terminate this Agreement pursuant to Section 13.1(f) as a result of a failure of Seller to satisfy the conditions set forth in Section 10.4, Seller makes no warranty or representation, express, implied, statutory or otherwise with respect to Seller’s title to any of the Assets, and Buyer’s sole and exclusive remedy with respect to all matters related to title to any of the Assets (a) before Closing, shall be as set forth in Section 5.2 and (b) after Closing, shall be pursuant to the R&W Insurance Policy and Seller’s special warranty of Defensible Title in the Instruments of Conveyance. Seller shall warrant and defend Defensible Title to the Assets unto Buyer from and against every person whomsoever lawfully claiming or to claim the Assets or any portion thereof by, through or under Seller and its Affiliates, but not otherwise, subject, however, to the Permitted Encumbrances, provided that (i) such special warranty of Defensible Title shall be limited to, and only cover, title matters first occurring during the one-year period prior to the Execution Date, (ii) such special warranty of Defensible Title shall expire, and no claims may be permitted by Buyer thereunder, from and after the 12 month anniversary of the Closing Date, and (iii) Buyer’s recovery for a breach of the special warranty of Defensible Title shall not be subject to the Individual Title Defect Threshold or Defect Deductible.

5.2 Notice of Title Defects; Defect Adjustments.

(a) Title Defect Notices. Buyer shall have the right, but not the obligation, to deliver, on or before 5:00 p.m. (Eastern Time) on January 29, 2026 (the “Defect Notice Date”), claim notices to Seller meeting the requirements of this Section 5.2(a) (collectively the “Title Defect Notices” and individually a “Title Defect Notice”) setting forth any matters which, in Buyer’s reasonable opinion, constitute Title Defects and which Buyer intends to assert as Title Defects pursuant to this Section 5.2. For all purposes of this Agreement and notwithstanding anything herein to the contrary and without limitation of Buyer’s rights under the R&W Insurance Policy and Seller’s special warranty of Defensible Title in the Instruments of Conveyance, Buyer shall be deemed to have waived, and Seller shall have no liability for, any Title Defect that Buyer fails to assert as a Title Defect by a Title Defect Notice received by Seller on or before the Defect Notice Date. To be effective, each Title Defect Notice shall be in writing and shall include (i) a reasonably detailed description of the alleged Title Defect, (ii) identification of the Assets (including the Lease, Well or Well Pad Location) affected by such Title Defect (each such Asset or portion thereof, a “Title Defect Property”), (iii) the Allocated Value of each Title Defect Property, (iv) supporting documents reasonably necessary for Seller to identify and investigate the existence of such Title Defect, and (v) the amount by which Buyer reasonably believes the Allocated Value of each Title Defect Property is reduced by such Title Defect and the computations upon which Buyer’s belief is based. To give Seller an opportunity to commence reviewing and curing Title Defects, Buyer agrees to use commercially reasonable efforts to give Seller, on or before the end of each calendar week prior to the Defect Notice Date, written notice of all Title Defects discovered by Buyer during the preceding calendar week, which notice may be preliminary in nature and supplemented prior to the Defect Notice Date; provided, however, that Buyer’s failure to provide such preliminary notice with respect to any Title Defect shall not prejudice or restrict in any respect Buyer’s right to subsequently assert such Title Defect in a Title Defect Notice on or before the Defect Notice Date. Buyer shall also use commercially reasonable efforts to promptly furnish Seller with written notice of any Title Benefit which is discovered by any of Buyer’s or any of its Affiliate’s employees, title attorneys, landmen or other title examiners while conducting Buyer’s due diligence with respect to the Assets prior to the Defect Notice Date.

(b) Title Benefit Notices. Seller shall have the right, but not the obligation, to deliver to Buyer on or before the Defect Notice Date with respect to each Title Benefit a notice (a “Title Benefit Notice”) setting forth (i) a description of the alleged Title Benefit, (ii) identification of the Assets (include the Lease, Well or Well Pad Location) affected by such Title Benefit (each such Asset or portion thereof, a “Title Benefit Property”), (iii) supporting documents reasonably necessary for Buyer to identify and investigate the existence of such Title Benefit, (iv) the Allocated Value of each Title Benefit Property and (v) the amount by which Seller reasonably believes the Allocated Value of such Assets is increased by the Title Benefit and the computations upon which Seller’s belief is based. Seller forever waives any Title Benefit not asserted by a Title Benefit Notice meeting all of the requirements set forth in the preceding sentence in all material respects on or before 5:00 p.m. Eastern Time on the Defect Notice Date.

(c) Seller’s Right to Cure; Remedies for Title Defects. Subject to Seller’s continuing right to dispute the existence of a Title Defect and/or the Title Defect Amount asserted with respect thereto pursuant to Section 5.2(h), and subject to the rights of the Parties pursuant to Section 13.1(f) as a result of the failure to satisfy the conditions in Section 10.4 or Section 11.4, Seller shall have the right, but not the obligation by giving written notice to Buyer of their election to cure prior to the Closing Date, to attempt, at its sole cost, to cure at any time prior to the expiration of ninety (90) days following the Closing Date (the “Cure Period”) any Title Defects of which it has been advised of by Buyer. In the event that any Title Defect timely asserted by Buyer in accordance with Section 5.2(a) is not waived in writing by Buyer or cured on or before the Closing Date, then, subject to the Individual Title Defect Threshold and the Defect Deductible, Seller shall, at its sole option, elect to:

(i) not seek to cure such Title Defect and reduce the Purchase Price by the Title Defect Amount determined pursuant to Section 5.2(f) or Section 5.2(h);

(ii) convey the Title Defect Property(ies) to Buyer at Closing and indemnify Buyer against all Liability resulting from such Title Defect with respect to such Assets pursuant to an indemnity agreement prepared by Seller in form and substance reasonably satisfactory to Buyer; provided, however, in each instance Seller may elect the option set forth in this clause (ii) only to the extent Buyer consents in writing to be bound by and subject to such option (which such consent may be withheld, conditioned or delayed in Buyer’s sole discretion);

(iii) if the applicable Title Defect Amount of such Title Defect is equal to or greater than seventy-five percent (75%) of the Allocated Value of such Title Defect Property, retain the entirety of the Title Defect Property that is subject to such Title Defect (together with all other associated Assets pertaining to such Title Defect Property to the extent and only to the extent such other Assets would not be able to operate in the ordinary course without the excluded Title Defect Property, which will become Excluded Assets), in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Title Defect Property and such associated Assets; or

(iv) in the event that Seller elects to cure any such Title Defect during the Cure Period, and (A) if Seller actually cures the Title Defect (“Cure”) prior to the Closing, then the applicable Title Defect Property(ies) shall be conveyed to Buyer at the Closing, and no Purchase Price adjustment will be made for such Title Defect; or (B) if Seller does not Cure the Title Defect prior to the Closing, then, subject to Seller’s continuing right to dispute the existence of a Title Defect and/or the Title Defect Amount pursuant to Section 5.2(h), at Closing (1) Seller shall convey the Title Defect Property(ies) to Buyer; (2) Buyer shall deposit the applicable Title Defect Amount(s) set forth in Buyer’s Title Defect Notice (after taking into account, in each case, the Individual Title Defect Threshold and the Defect Deductible and unless such amount netted from the Deposit is already in the Escrow Account), into the defect escrow account established pursuant to the Escrow Agreement (the “Defect Escrow Account”); and (3) if funded into the defect escrow account (as opposed to being netted from the Deposit already in the Escrow Account) such amounts actually funded shall be credited against the payment to be made by Buyer at Closing in accordance with, and without duplication of, Section 12.4(f). Within five (5) Business Days following (x) final Cure of such Title Defect or (y) the expiration of the Cure Period, as applicable, Seller and Buyer shall execute and deliver a joint written instruction to the Escrow Agent to release the applicable Title Defect Amount (or portion thereof) attributable to any Cure or partial Cure of such Title Defect to Seller, and the remaining amount of such Title Defect Amount (if any) to Buyer, as applicable.

(d) Remedies for Title Benefits. With respect to each Lease, Well and Well Pad Location affected by Title Benefits reported under Section 5.2(b), if Buyer agrees with the existence of the Title Benefit and Seller’s good faith estimate of the Title Benefit Amount, then as Seller’s sole and exclusive remedy for any such Title Benefits, the aggregate Title Defect Amount shall be offset by the amount equal to the increase in the Allocated Value for such Asset caused by such Title Benefits (the “Title Benefit Amount”), as determined pursuant to Section 5.2(g) or Section 5.2(h). If a contested Title Benefit or the applicable Title Benefit Amount cannot be resolved prior to the Closing, Seller shall convey the affected Asset to Buyer, and Buyer shall pay for the Asset at the Closing in accordance with this Agreement as though such Title Benefits and Title Benefit Amounts are valid, and such matter shall be submitted to arbitration in accordance with the procedures set forth in Section 5.2(h). For the avoidance of doubt, Title Benefits shall never be applied to reduce or adjust the Purchase Price and shall only be applied to offset the aggregate Title Defect Amount.

(e) Title Defect Amount. The amount by which the Allocated Value of the affected Title Defect Property is reduced as a result of the existence of a Title Defect shall be the “Title Defect Amount” and shall be determined in accordance with the following terms and conditions:

(i) if Buyer and Seller agree on the Title Defect Amount, then that amount shall be the Title Defect Amount;

(ii) if the Title Defect is an Encumbrance that is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Title Defect Property;

(iii) if the Title Defect represents a discrepancy between (A) Seller’s actual Net Acres for any Lease, and (B) Seller’s Net Acres for such Lease as set forth in Exhibit G, and Seller’s Net Revenue Interest for such Lease is unchanged, then the Title Defect Amount shall be the product obtained by multiplying the positive difference between such Net Acres amounts for the applicable Lease by the Net Acre Allocation (on a per acre dollar amount) for such Lease;

(iv) if (A) the Title Defect represents a discrepancy between (1) Seller’s Net Revenue Interest for any Lease, Well or Well Pad Location and (2) Seller’s Net Revenue Interest for such Lease, Well or Well Pad Location as set forth in Exhibit G, and (B) Seller’s Working Interest in such Lease, Well or Well Pad Location as set forth in Exhibit G is decreased in the same proportion as such Net Revenue Interest decrease, then the Title Defect Amount shall be the product of (x) the Allocated Value of such Title Defect Property multiplied by (y) a fraction, the numerator of which is the Net Revenue Interest decrease in such Lease, Well or Well Pad Location, and the denominator of which is the Net Revenue Interest for such Lease, Well or Well Pad Location as set forth in Exhibit G, as applicable;

(v) if the Title Defect represents an obligation, Encumbrance upon or other defect in title to the Title Defect Property of a type not described above, then the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by Buyer and Seller and such other reasonable factors as are necessary to make a proper evaluation;

(vi) the Title Defect Amount with respect to a Title Defect Property shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder;

(vii) if a Title Defect does not affect a Title Defect Property throughout the entire remaining productive life of such Title Defect Property, such fact shall be taken into account in determining the Title Defect Amount; and

(viii) notwithstanding anything to the contrary in this Article V, except with respect to Title Defects described in Section 5.2(e)(ii), the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any single Title Defect Property shall not exceed the Allocated Value of such Title Defect Property.

(f) Title Benefit Amount. The Title Benefit Amount resulting from a Title Benefit shall be determined in accordance with the following methodology, terms and conditions (without duplication):

(i) if Buyer and Seller agree on the Title Benefit Amount, then that amount shall be the Title Benefit Amount;

(ii) if the Title Benefit represents a discrepancy between (A) Seller’s actual Net Acres for any Lease, and (B) Seller’s Net Acres for such Lease as set forth in Exhibit G, then the Title Benefit Amount shall be the product obtained by multiplying the positive difference between such Net Acres amounts for the applicable Lease by the Net Acre Allocation (on a per acre dollar amount) for such Lease;

(iii) if (A) the Title Benefit represents a discrepancy between (1) Seller’s Net Revenue Interest for any Lease, Well or Well Pad Location, and (2) Seller’s Net Revenue Interest for such Lease, Well or Well Pad Location as set forth in Exhibit G and (B) Seller’s Working Interest in such Lease, Well or Well Pad Location is increased in the same proportion as such Net Revenue Interest increase, then the Title Benefit Amount shall be the product of (x) the Allocated Value of the affected Lease, Well or Well Pad Location multiplied by (y) a fraction, the numerator of which is the Net Revenue Interest increase in such Lease, Well or Well Pad Location, and the denominator of which is the Net Revenue Interest for such Lease, Well or Well Pad Location as set forth in Exhibit G; and

(iv) if the Title Benefit is of a type not described above, then the Title Benefit Amounts shall be determined by taking into account the Allocated Value of the Asset affected by such Title Benefit, the portion of such Asset affected by such Title Benefit, the legal effect of the Title Benefit, the potential economic effect of the Title Benefit over the life of such Asset, the values placed upon the Title Benefit by Buyer and Seller and such other reasonable factors as are necessary to make a proper evaluation.

(g) Title Threshold and Deductible. Notwithstanding anything to the contrary herein, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any individual Title Defect for which the Title Defect Amount does not exceed $100,000 (“Individual Title Defect Threshold”); and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any Title Defect that exceeds the Individual Title Defect Threshold unless (A) the sum of (1) the Title Defect Amounts of all such Title Defects that exceed the Individual Title Defect Threshold (excluding any Title Defects cured by Seller, after taking into account any offsetting Title Benefit Amounts), plus (2) all Remediation Amounts of all Environmental Defects that exceed the Individual Environmental Defect Threshold (excluding any Environmental Defects Remediated by Seller), exceeds (B) the Defect Deductible, after which point Buyer shall be entitled to adjustments to the Purchase Price or other remedies only with respect to such Title Defects in excess of such Defect Deductible. Solely for the purposes of determining whether or not the Title Defect Amount for any individual Title Defect exceeds the Individual Title Defect Threshold, if a single Title Defect affects more than one Title Defect Property, the Individual Title Defect Threshold shall be applied individually to each affected Title Defect Property. Solely for the purposes of determining whether or not the Title Defect Amount for any individual Title Defect exceeds the Individual Title Defect Threshold, (x) the Title Defect Amount of all Title Defects applicable to any individual Title Defect Property shall be aggregated for determining whether the Individual Title Defect Threshold has been met or exceeded (it being the intent of the Parties to apply the Individual Title Defect Threshold on a Title Defect Property basis) and (y) to the extent a single Title Defect arising from an Encumbrance for borrowed money directly affects more than one Asset, the Title Defect Amount for the applicable Title Defect shall be considered to be the aggregate of the Title Defect Amount(s) attributable to all Assets affected by such Title Defect, then the Title Defect Amount attributable to such Title Defect across all such Assets shall be taken into account for purposes of determining whether such Title Defect exceeds the Individual Title Defect Threshold.

(h) Notwithstanding anything herein to the contrary, the Individual Title Defect Threshold and the Defect Deductible shall not apply to any recourse for any claim made under this Agreement or under the special warranty of Defensible Title in the Instruments of Conveyance (including the assertion of a Title Defect for such matter) that would constitute a breach of the representations in Section 8.17, under the special warranty of Defensible Title in the Instruments of Conveyance or the R&W Insurance Policy.

(i) Title Dispute Resolution. Seller and Buyer shall attempt to agree on all Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts prior to Closing, or, if the applicable dispute relates to any Title Defect Property for which Seller has elected to attempt to cure the alleged Title Defect(s) following Closing and prior to the expiration of the Cure Period, then prior to the date that is ten (10) Business Days following the expiration of the Cure Period. If Seller and Buyer are unable to agree by Closing, or, if the applicable dispute relates to any Title Defect Property for which Seller has elected to attempt to cure the alleged Title Defect(s) following Closing and prior to the expiration of the Cure Period, (i) the Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts in dispute (a “Title Disputed Matter”) shall be exclusively and finally resolved pursuant to this Section 5.2(h), (ii) the Asset affected by such Title Disputed Matter shall nevertheless be conveyed to Buyer at the Closing, provided that Seller reserves its rights to retains such Asset under Section 5.2(c)(iii) above, if applicable; (iii) with respect to Title Disputed Matters regarding Title Defects, at Closing, Buyer shall deposit the applicable Title Defect Amount(s) (or the Allocated Value of any Asset retained pursuant to Section 5.2(c)(iii) above) set forth in Buyer’s Title Defect Notice (after taking into account, in each case, the Individual Title Defect Threshold and the Defect Deductible and unless such amount netted from the Deposit is already in the Escrow Account) (the “Disputed Title Amount”), and if funded into the Defect Escrow Account (as opposed to being netted from the Deposit already in the Escrow Account) such amounts actually funded shall be credited against the payment to be made by Buyer at Closing in accordance with, and without duplication of, Section 12.4(f) and (iv) with respect to Title Disputed Matters regarding Title Benefits, Buyer shall pay for the affected Asset at the Closing in accordance with this Agreement as though there were no Title Benefits. There shall be a panel of three (3) arbitrators, who shall be a title attorney with at least 10 years’ experience in oil and gas titles involving properties in the regional area in which the Title Defect Properties are located. Within ten (10) days after the Closing, or, if the applicable dispute relates to any Title Defect Property for which Seller has attempted to cure the alleged Title Defect(s) following Closing and prior to the expiration of the Cure Period, within ten (10) days after the end of the Cure Period, each of Buyer and Seller shall select one of arbitrator to serve on the panel and such selected arbitrators will select the third arbitrator to serve on the panel (collectively, the “Title Arbitrators”). The Title Arbitrators must: (A) be neutral parties who have never been an officer, director or employee of or performed material work for a Party or any Party’s Affiliate or Pearl Entity or NGP Entity within the preceding five-year period; and (B) agree in writing to keep strictly confidential the specifics and existence of the dispute. The arbitration proceeding shall be held in Denver, Colorado. The Title Arbitrators’ determination shall be made within fifteen (15) days after submission of the matters in dispute and shall be final and binding upon both Parties, without right of appeal. In making his or her determination, the Title Arbitrators shall be bound by the rules set forth in Section 5.2(e) and Section 5.2(f) and, subject to the foregoing, may consider such other matters as in the opinion of the Title Arbitrators are necessary to make a proper determination. The Title Arbitrators, however, may not award (x) the Buyer a greater Title Defect Amount than the Title Defect Amount claimed by Buyer in its applicable Title Defect Notice or (y) Seller a greater Title Benefit Amount than the Title Benefit Amount claimed by Seller in its applicable Title Benefit. The Title Arbitrators shall act as experts for the limited purpose of determining the specific disputed Title Defect, Title Benefit, Title Defect Amounts and/or Title Benefit Amounts submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter. Seller and Buyer shall each bear its own legal fees and other costs of presenting its case. The Title Arbitrators shall also clearly state which Party’s position that the Title Arbitrators found more persuasive in its decision making process. The fees, costs and expenses of the applicable Title Arbitrators shall be borne by Seller, on the one hand, and by Buyer, on the other hand, based upon the percentage that the amount not ultimately awarded to such Party by the Title Arbitrators bears to the amount actually contested by such Party with respect to all applicable disputed matters. Within five Business Days after the Title Arbitrators deliver written notice to Buyer and Seller of his or her award with respect to a Title Disputed Matter, Seller and Buyer shall execute and deliver a joint written instruction to the Escrow Agent to release the applicable Disputed Title Amounts (or portion thereof) to Seller or Buyer, as applicable, in accordance with the ruling of the Title Arbitrators. Subject to Section 13.1(f), nothing herein shall operate to cause Closing to be delayed on account of any arbitration hereunder and to the extent any adjustments are not agreed upon by the Parties as of Closing, the affected Assets shall be assigned to Buyer at Closing and the Purchase Price shall not be adjusted therefor as of Closing and subsequent adjustments thereto, if any, will be made pursuant to Section 3.6 or this Section 5.2(h).

5.3 Casualty Loss.

(a) Notwithstanding anything herein to the contrary from and after the Effective Time, if Closing occurs, Buyer shall assume all risk of loss with respect to production of Hydrocarbons through normal depletion (including watering out of any Well, collapsed casing or sand infiltration of any Well) and the depreciation of the Wells and all Personal Property due to ordinary wear and tear, in each case, with respect to the Assets. This Section 5.3 shall be Buyer’s sole remedy for any Casualty Loss.

(b) If, after the Execution Date but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty (each, a “Casualty Loss”), Buyer shall nevertheless be required to close and Seller, at Closing, shall pay to Buyer all sums paid to Seller by Third Parties by reason of such Casualty Loss insofar as with respect to the Assets and shall assign, transfer and set over to Buyer or subrogate Buyer to all of Seller’s right, title and interest (if any) in insurance claims, unpaid awards and other rights (in each case) against Third Parties (excluding, for the avoidance of doubt, any Liabilities of or against any Seller Indemnified Parties) arising out of such Casualty Loss insofar as with respect to the Assets; provided, however, that Seller shall reserve and retain (and Buyer shall assign to Seller) all rights, title, interests and claims against Third Parties for the recovery of Seller’s costs and expenses incurred prior to Closing in pursuing or asserting any such insurance claims or other rights against Third Parties with respect to any such Casualty Loss.

5.4 Preferential Purchase Rights, Tag-Along Rights and Consents to Assign.

(a) With respect to each holder of (i) a Preferential Right, (ii) a Consent, or (iii) any tag-along or drag-along right pertaining to the Assets as a result of the transactions contemplated hereby, Seller shall, within five (5) Business Days following Execution Date, send a notice (on forms reasonably acceptable to Buyer) seeking a waiver of such Preferential Right, tag-along or drag-along right or such holder’s Consent, as applicable, in accordance with the contractual provisions applicable to such right. In no event shall Seller be required to incur any liability or pay any money in order to obtain any such waiver or Consent (unless consented to by Buyer and Buyer agrees to incur such liability or pay such money). Buyer shall use commercially reasonable efforts to cooperate with Seller in seeking to obtain such waivers of Preferential Rights, tag-along or drag-along rights and Consents; and will provide any collateral or security to meet financial requirements expressly contemplated by or otherwise reasonably requested by counterparties, in each case, in compliance with the terms of such instruments, in order to obtain Consents from such counterparties. If prior to Closing, Buyer or Seller discover any (i) Preferential Right, (ii) Consent, or (iii) tag-along or drag-along right pertaining to the Assets as a result of the transactions contemplated hereby that are not set forth on Schedule 8.4 or Schedule 8.10, as applicable, such Party shall promptly (but in any event within five (5) Business Days) after discovery provide written notice to Buyer of such Preferential Right, Consent or tag-along or drag-along right, whereupon Seller shall promptly thereafter send the applicable notices and waiver requests required under and in accordance with this Section 5.4. Seller shall keep Buyer reasonably apprised of the status of the Preferential Rights, Consents and tag-along or drag-along rights, including but not limited to notifying Buyer when such notices are sent, received, exercised, waived or of any ongoing discussions related thereto with the holders of such Consents.

(b) If, prior to Closing, any holder of a Preferential Right notifies Seller that it intends to consummate the purchase of the Assets to which its Preferential Right applies, or the time for exercising a Preferential Right has not expired and such Preferential Right has not been exercised or waived, then, in either case, those Assets subject to such Preferential Right shall be excluded from the Assets to be conveyed to Buyer under this Agreement (together with all Assets directly relating thereto but only to the extent relating thereto), and the Purchase Price shall be reduced by the Allocated Values of all such excluded Assets and in such event Seller shall be entitled to all proceeds paid by any Person exercising such Preferential Right. If the holders of any such Preferential Right thereafter fails to consummate the purchase of the Assets subject to such Preferential Right in accordance with the terms thereof, and within one hundred and twenty (120) days following Closing the time for exercising such Preferential Right has expired and such Preferential Right has not been exercised, or the Preferential Right has been waived, then, in each case, Buyer shall purchase, within ten (10) Business Days after such waiver or expiration, such Asset(s) so excluded from Seller under the terms of this Agreement for the amount (if any) by which the Purchase Price was reduced at Closing due to the exclusion of such Asset(s) (as such amount is appropriately adjusted in accordance to Section 3.3 with respect to such Asset(s)), and Seller shall assign to Buyer such Asset(s) pursuant to an assignment in form substantially similar to the Assignment.

(c) If Seller fails to obtain a consent to the assignment of any Asset(s), prior to Closing and (i) the failure to obtain such consent would cause the assignment of the Asset(s) affected thereby to Buyer to be void or voidable under the express terms of the applicable instrument; (ii) such Consent is expressly denied in writing by the holder of the Consent; or (iii) there is provision within the applicable instrument expressly stating that an assignment in violation thereof (A) triggers the payment of liquidated monetary damages; or (B) causes or gives rise to the right of termination of the applicable Assets to be assigned, in each case, (each, a “Hard Consent”), then, in each such case, the affected Asset(s) (or portion thereof) shall be excluded from the Assets to be acquired by Buyer at Closing hereunder and the Purchase Price shall be reduced by the Allocated Value of the Asset(s) so excluded. Seller shall continue for a period of one hundred and twenty (120) days after Closing to use commercially reasonable efforts to obtain the Hard Consent and in the event that a Hard Consent (with respect to any applicable Asset(s) excluded pursuant to this Section 5.4(c)) that was not obtained prior to Closing is obtained within one hundred and twenty (120) days following Closing, then, Buyer shall purchase, within ten (10) Business Days after such Hard Consent is obtained, such Asset(s) so excluded from Seller under the terms of this Agreement for the amount (if any) by which the Purchase Price was reduced at Closing due to the exclusion of such Asset(s) (as such amount is appropriately adjusted in accordance to Section 3.3 with respect to such Asset(s)), and Seller shall assign to Buyer such Asset(s) pursuant to an assignment form substantially similar to the Assignment or Deed.

(d) Buyer may, subject to Seller’s agreement, elect for the Parties to cooperate with each other to agree upon documents to be delivered at Closing that are designed to give to Buyer the benefit of the Asset (or portion thereof) so excluded pursuant to Section 5.4(c) with Buyer agreeing to be responsible for all of the Liabilities and Assumed Obligations associated therewith (including by way of Seller holding title to such Asset in trust for Buyer or as otherwise mutually agreed) until the applicable Hard Consent is obtained.

(e) If Seller fails to obtain any Consent prior to Closing that is not a Hard Consent, then (i) the Asset(s) subject to such un-obtained consent shall be acquired by Buyer at Closing as part of the Assets, (ii) Buyer shall have no claim against, and hereby releases and indemnifies the Seller Indemnified Parties from any Liability for, the failure to obtain such consent, and (iii) Buyer shall be solely responsible from and after Closing for any and all Liabilities arising from the failure to obtain such consent.

(f) In connection with consummating the transactions contemplated herein, Buyer shall comply with all tag-along, drag-along and other similar rights of Third Parties by which the Assets are bound or by which Seller is bound in connection with the transactions contemplated herein on the same terms and conditions as set forth herein to purchase the applicable Assets for a cash price determined based on the Allocated Values ascribed thereto (proportionate to the applicable Third Party interest) and adjusted in accordance with the terms hereof, except, in each case, as otherwise necessary to comply with the agreements providing for the tag-along, drag-along and other similar rights. Seller agrees to cooperate with Buyer in effecting Buyer’s purchase of any such interests or rights, if applicable.

ARTICLE VI

ENVIRONMENTAL MATTERS

6.1 Notice of Environmental Defects.

(a) Environmental Defect Notices. If Buyer discovers any Environmental Condition which, in its reasonable opinion, Buyer determines constitutes an Environmental Defect, Buyer shall use commercially reasonable efforts to promptly notify Seller of such discovery; provided, however, that Buyer’s failure to provide such preliminary notice shall not prejudice Buyer’s right to assert an Environmental Defect in an Environmental Defect Notice (as defined below) and, in any event, on or before the Defect Notice Date. To be effective, notice of an Environmental Defect (an “Environmental Defect Notice”) shall be in writing and shall include (i) a description of the Environmental Condition constituting the asserted Environmental Defect(s), including the GPS coordinates of such Environmental Condition (when available), (ii) the Asset(s) (or portions thereof) affected by the asserted Environmental Defect (each, an “Environmental Defect Property”), (iii) documentation, including any physical measurements or, to the extent permitted by Seller under Section 4.1, lab analyses or photographs, sufficient for Seller to verify the existence of the asserted Environmental Defect(s), (iv) if applicable, the Allocated Value of each Environmental Defect Property, (v) the Remediation Amount (itemized in reasonable detail) that Buyer reasonably asserts is attributable to such Environmental Defect and the computations and information upon which Buyer’s belief is based, and (vi) the Environmental Law that is applicable to the Environmental Defect and the alleged violation of or Liability under such Environmental Law. Buyer’s calculation of the Remediation Amount included in the Environmental Defect Notice must describe in reasonable detail the Remediation proposed for the Environmental Condition that gives rise to the asserted Environmental Defect and identify any material assumptions used by the Buyer in calculating the Remediation Amount, including the standards that Buyer asserts must be met to comply with Environmental Laws. For all purposes of this Agreement, but except for Fraud and except for Buyer’s rights to terminate this Agreement pursuant to Article XIII and subject to Buyer’s remedies under the R&W Insurance Policy for a breach of Seller’s representation contained in Section 8.13, Buyer shall be deemed to have waived, and Seller shall have no liability for, any Environmental Defect which Buyer fails to assert as an Environmental Defect by an Environmental Defect Notice received by Seller on or before the Defect Notice Date.

(b) Seller’s Right to Cure. Seller shall have the right, but not the obligation, to attempt, at its sole cost, to Remediate at any time prior to Closing any Environmental Defects of which it has been advised by Buyer. If Seller has not Remediated such Environmental Defect prior to Closing then, the Purchase Price as set forth in the Preliminary Settlement Statement shall be reduced by the Remediation Amount applicable to such Environmental Defect.

(c) Remedies for Environmental Defects. Subject to Seller’s continuing right to dispute the existence of an Environmental Defect and/or the Remediation Amount asserted with respect thereto, and subject to the rights of the Parties pursuant to Section 13.1(f) as a result of the failure to satisfy the conditions in Section 10.4 or Section 11.4, in the event that any Environmental Defect timely asserted by Buyer in accordance with Section 6.1(a) is not waived in writing by Buyer or Remediated prior to Closing, then, subject to the Individual Environmental Defect Threshold and the Defect Deductible, Seller shall, at its sole option, elect to:

(i) reduce the Purchase Price by the Remediation Amount;

(ii) in the event the Remediation Amount equals or exceeds seventy-five percent (75%) of the Allocated Value of the relevant Environmental Defect Property, retain the entirety of the Environmental Defect Property that is subject to such Environmental Defect, together with all associated Assets, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Environmental Defect Property and such associated Assets (without application of the Individual Environmental Defect Threshold or the Defect Deductible); or

(iii) indemnify Buyer against all Liability resulting from such Environmental Defect with respect to the Environmental Defect Property pursuant to an indemnity agreement in form and substance reasonably satisfactory to the Parties;

provided, however, in each instance Seller may elect the option set forth in clause (iii) above only to the extent Buyer consents in writing to be bound by and subject to such option (such consent to be granted or withheld in Buyer’s sole and absolute discretion). If Seller elects the option set forth in clause (i) above, Buyer shall be deemed to have assumed responsibility for all of the costs and expenses attributable to the Remediation of the Environmental Condition attributable to such Environmental Defect and such responsibility of Buyer shall be deemed to constitute part of the Assumed Obligations hereunder.

(d) Exclusive Remedy. Except for Fraud, as provided in R&W Insurance Policy for a breach of Seller’s representations and warranties set forth in Article VIII, and Buyer’s rights to terminate this Agreement pursuant to Section 13.1(f) as a result of a failure of Seller to satisfy Section 10.4, the provisions set forth in Section 6.1(c) shall be the exclusive right and remedy of Buyer with respect to any Environmental Defect with respect to any Asset.

(e) Environmental Threshold and Deductible. Notwithstanding anything to the contrary herein, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any individual Environmental Defect for which the Remediation Amount does not exceed $300,000 (“Individual Environmental Defect Threshold”); and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any Environmental Defect for which the Remediation Amount exceeds the Individual Environmental Defect Threshold unless (A) the sum of (1) the Remediation Amounts of all such Environmental Defects that exceed the Individual Environmental Defect Threshold (excluding any Environmental Defects Remediated by Seller), plus (2) the Title Defect Amount of all such Title Defects that exceed the Individual Title Defect Threshold (excluding any Title Defects cured by Seller), exceeds (B) the Defect Deductible, after which point Buyer shall be entitled to adjustments to the Purchase Price or other remedies only with respect to such Environmental Defects in excess of the Defect Deductible. Solely for the purposes of determining whether or not the Remediation Amount for any individual Environmental Defect exceeds the Individual Environmental Defect Threshold, if a single Environmental Defect affects more than one Environmental Defect Property, the Individual Environmental Defect Threshold shall be applied individually to each affected Environmental Defect Property.

(f) Environmental Dispute Resolution. Seller and Buyer shall attempt to agree on all Environmental Defects and Remediation Amounts prior to Closing. If Seller and Buyer are unable to agree by Closing, (i) the Environmental Defects and/or Remediation Amount in dispute (an “Environmental Disputed Matter”) shall be exclusively and finally resolved by arbitration pursuant to this Section 6.1(f), (ii) the Asset affected by such Environmental Defect shall nevertheless be conveyed to Buyer at Closing, provided that Seller reserves its rights to retain such Asset under Section 6.1(c)(ii) above, if applicable; (iii) at Closing, Buyer shall deposit an amount equal to the Remediation Amount set forth in the Environmental Defect Notice (or the Allocated Value of any Asset retained pursuant to Section 6.1(c)(ii) above) for such contested Environmental Defect for such Asset (the “Disputed Environmental Amount”), after taking into account the Individual Environmental Defect Threshold and the Defect Deductible, into the Defect Escrow Account pending final resolution of such contested Environmental Defect; and (iv) the Purchase Price shall be reduced by the Defect Escrow Amount in accordance with Section 12.4(f). There shall be a panel of three (3) arbitrators, who shall be a title attorney with at least ten (10) years’ experience in oil and gas titles involving properties in the regional area in which the Environmental Defect Properties are located. Within ten (10) days after the Closing, each of Buyer and Seller shall select one of arbitrator to serve on the panel and such selected arbitrators will select the third arbitrator to serve on the panel (collectively, the “Environmental Arbitrators”). The Environmental Arbitrators must: (i) be neutral parties who have never been an officer, director or employee of or performed material work for a Party or any Party’s Affiliate or Pearl Entity or NGP Entity within the preceding five-year period; and (ii) agree in writing to keep strictly confidential the specifics and existence of the dispute. The arbitration proceeding shall be held in Denver, Colorado. The Environmental Arbitrators’ determination shall be made within fifteen (15) days after submission of the matters in dispute and shall be final and binding upon both Parties, without right of appeal. In making his or her determination, the Environmental Arbitrators shall be bound by the rules set forth in this Section 6.1 and, subject to the foregoing, may consider such other matters as in the opinion of the Environmental Arbitrators are necessary or helpful to make a proper determination. The Environmental Arbitrators, however, may not award Buyer any greater Remediation Amount than the Remediation Amount claimed by Buyer in its applicable Environmental Defect Notice. The Environmental Arbitrators shall act as experts for the limited purpose of determining the specific Environmental Disputed Matter submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter. Seller and Buyer shall each bear its own legal fees and other costs of presenting its case. The Environmental Arbitrators shall also clearly state which Party’s position that the Environmental Arbitrators found more persuasive in its decision making process, and the costs and expenses of the Environmental Arbitrators shall be borne by Seller, on one hand, and by Buyer, on the other hand, based upon the percentage that the amount not ultimately awarded to such Party by the Environmental Arbitrators bears to the amount actually contested by such Party with respect to all applicable Environmental Disputed Matters. Within 10 days after the Environmental Arbitrators deliver written notice to Buyer and Seller of his or her award with respect to an Environmental Disputed Matter, Seller and Buyer shall execute and deliver a joint written instruction to the Escrow Agent to release the applicable Disputed Environmental Amounts (or portion thereof) to Seller or Buyer, as applicable. Subject to Section 13.1(f), nothing herein shall operate to cause Closing to be delayed on account of any arbitration hereunder and to the extent any adjustments are not agreed upon by the Parties as of Closing, the affected Assets shall by assigned to Buyer at Closing and the Purchase Price shall not be adjusted therefor as of Closing and subsequent adjustments thereto, if any, will be made pursuant to Section 3.6 or this Section 6.1.

6.2 NORM, Wastes and Other Substances. Buyer acknowledges that the Assets have been used for exploration, development, production, gathering and transportation of oil and gas and there may be petroleum, produced water, wastes or other substances or materials located in, on or under the Assets or associated with the Assets. Equipment and sites included in the Assets may contain asbestos, NORM or other Hazardous Substances. NORM may affix or attach itself to the inside of wells, pipelines, materials and equipment as scale, or in other forms. The wells, materials and equipment located on the Assets or included in the Assets may contain NORM and other wastes or Hazardous Substances. NORM containing material and/or other wastes or Hazardous Substances may have come in contact with various environmental media, including, water, soils or sediment. Special procedures may be required for the assessment, remediation, removal, transportation or disposal of environmental media, wastes, asbestos, NORM and other Hazardous Substances from the Assets. For the avoidance of doubt, no Environmental Condition involving the presence of asbestos or NORM shall constitute the basis of an Environmental Defect, except to the extent such presence of asbestos or NORM independently represents a current violation of Environmental Laws as of the Defect Notice Date.

ARTICLE VII

CERTAIN AGREEMENTS

7.1 Conduct of Business.

(a) Except (u) for any actions taken to comply with applicable Laws or to comply with the terms of any Leases, Permits or Material Contracts, (v) for operations conducted in order to maintain any Lease, (w) as set forth in the ordinary course development plan and budget set forth on Schedule 7.1, or as otherwise set forth on Schedule 7.1, (x) for the operations covered by the AFEs described in Schedule 8.12, (y) as required in the event of an emergency to protect life, property or the environment, and (z) as expressly contemplated by this Agreement or as expressly consented to in writing by Buyer (which consent shall not be unreasonably delayed, withheld or conditioned and shall be considered granted five days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s notice) after delivery of notice from Seller to Buyer requesting such consent, unless Buyer notifies Seller to the contrary during such five day period), Seller shall, from and after the Execution Date until Closing:

(i) subject to interruptions resulting from force majeure, mechanical breakdown and planned maintenance, in each case, operate those Assets that are operated by Seller or its Affiliates in the usual, regular and ordinary manner consistent with past practice, in each case, except for any Asset that terminates in accordance with its terms or the termination or relinquishment of any Asset due to the failure to drill a well or conduct any other activity for the exploration for, and/or development and/or production of, Hydrocarbons within a certain time period, including or pursuant to any continuous drilling obligation provisions in the Leases, Applicable Contracts and Laws;

(ii) maintain, or use commercially reasonable efforts to cause the applicable Third Party operators to maintain, all material Permits;

(iii) not voluntarily reduce or terminate any existing insurance of Seller, to the extent relating to the Assets, in any material respect (unless replaced with a substantially comparable insurance policy);

(iv) keep Buyer reasonably apprised of any drilling, re-drilling or completion operations proposed or conducted by Seller with respect to the Assets;

(v) promptly, but in any event within the earlier of (A) three (3) Business Days following Seller’s Knowledge thereof and (B) the Closing Date, notify Buyer of any Proceedings, or, to Seller’s Knowledge, threatened in writing against Seller, that pertain to the Assets or the transactions contemplated by this Agreement, or any actual or threatened Casualty Loss;

(vi) furnish Buyer with copies of all drilling, completion and workover AFEs that Seller receives after the Execution Date which will be binding on the Assets after the Effective Time, in each case, in excess of $500,000 from any Third Parties or upon issuance by Seller or any Affiliate of Seller; and

(vii) maintain the books, accounts and Records relating to the Assets in the usual, regular and ordinary manner and in accordance with the usual accounting practices of Seller.

(b) Except (u) for any actions taken to comply with applicable Laws or to comply with the terms of any Leases, Permits or Material Contracts, (v) for operations conducted in order to maintain any Lease, (w) as set forth in the ordinary course development plan and budget set forth on Schedule 7.1, or as otherwise set forth on Schedule 7.1, (x) for the operations covered by the AFEs described in Schedule 8.12, (y) as required in the event of an emergency to protect life, property or the environment, and (z) as expressly contemplated by this Agreement or as expressly consented to in writing by Buyer (which consent shall not be unreasonably delayed, withheld or conditioned and shall be considered granted five days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s notice) after delivery of notice from Seller to Buyer requesting such consent, unless Buyer notifies Seller to the contrary during such five day period), Seller shall not, from and after the Execution Date until Closing:

(i) (A) execute or enter into an Applicable Contract that, if executed or entered into on or prior to the Execution Date, would have been a Material Contract and required to be listed on Schedule 8.8(a), or (B) terminate, cancel (unless the term thereof expires pursuant to the provisions existing therein) or extend or amend or modify the terms of any Material Contract, except contracts terminable by Seller with notice of sixty (60) days or less without penalty (excluding, in each case, for the avoidance of doubt, any Contracts as are reasonably necessary to conduct the operations in the ordinary course development plan attached as Schedule 7.1 in the ordinary course of business);

(ii) terminate, cancel (unless the term thereof expires pursuant to the provisions existing therein), materially amend, extend or surrender any rights under any Lease or Right-of-Way; provided that Seller shall be permitted to (A) amend any Lease to increase its pooling authority, (B) secure or acquire Lease renewals or extensions and/or necessary Rights-of-Way where the cost thereof would not exceed $1,000,000 in the aggregate, or (C) amend, extend or surrender any rights under any Lease or Right-of-Way in connection with settlement of any claims made by any landowner or lessor or providing any cure for any Title Defect or Remediation of any Environmental Defect for which Seller is responsible for such costs;

(iii) subject to Section 7.1(e), propose, commit to or approve, or elect participate in, or to be a non-consenting party with respect to (except to the extent that Buyer has denied consent to participate in an operation for which Buyer’s consent is required pursuant to this Section 7.1) any individual AFE or similar request received by Seller for any Asset that is not operated by Seller or any of its Affiliates (other than those required to be approved under the terms of any Material Contract) which would reasonably be estimated to require expenditures in excess of $500,000 (net to Seller’s interest);

(iv) not commence or propose any single operation with respect to any of the Assets that Seller or any of its Affiliates operates which would reasonably be estimated to require expenditures in excess of $500,000 (net to Seller’s interest), except for any emergency operations;

(v) institute any Proceeding, or enter into, or offer to enter into, any compromise, release or settlement of any Proceeding pertaining to the Assets, or waive or release any right of Seller, for which the amount in controversy is reasonably expected to be in excess of $500,000 (net to Seller’s interest); provided, however, this Section 7.1(b)(v) shall not restrict or prohibit Seller from compromising or settling any Proceeding where such settlement involves only the payment of money by Seller that would not be binding on Buyer or the Assets after Closing and for or which Buyer will not be responsible via Purchase Price adjustment and does not involve any admission of any breach, violation of Law or other Liabilities;

(vi) voluntarily abandon any Asset (except as required pursuant to the terms of a Lease, Permit, Material Contract or applicable Law) or voluntarily relinquish its position as operator to anyone other than Buyer (or Buyer’s designee) with respect to any of the Assets operated by Seller or any Affiliate thereof;

(vii) knowingly and intentionally waive any material right or claim with respect to any of the Assets other than any matter that would be permitted pursuant to Section 7.1(b)(v);

(viii) permanently plug or abandon any Well located on the Assets unless required by applicable Law or Applicable Contract or any applicable Lease;

(ix) (A) amend, refile or otherwise modify, or cause or permit to be amended, refiled or otherwise modified, any Tax Return filed with respect to the Antero-QL Tax Partnership or (ii) except as otherwise required by this Agreement, make (except in a manner consistent with past practice), change or revoke any other material Tax election or change any accounting method with respect to the Antero-QL Tax Partnership;

(x) grant or create any Preferential Right or Consent with respect to the Assets;

(xi) (A) modify, extend, terminate or enter into any Labor Agreement or certify any labor union, labor organization, works council, employee representative or group of employees as the bargaining representative for any Business Employees; (B) implement or announce any employee layoffs, furloughs, reductions in force, plant closings, material reductions in compensation or other similar actions with respect to any Business Employees; (C) waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former Business Employee; or (D) reassign the duties of a Business Employee such that he or she is no longer a Business Employee; or

(xii) commit to do any of the foregoing.

(c) Without expanding any obligations which Seller may have to Buyer, it is expressly agreed that Seller shall never have any liability to Buyer with respect to any breach or failure of Section 7.1(a)(i) or Section 7.1(a)(ii) with respect to physical operations on the Assets conducted by Seller to the extent such operations are expressly permitted, required or approved by Buyer pursuant to this Section 7.1 greater than that which it might have as the operator to a non-operator under the applicable operating agreement (or, in the absence of such an agreement, under the AAPL 610 (1989 Revision) form Operating Agreement), IT BEING RECOGNIZED THAT, UNDER SUCH AGREEMENTS AND SUCH FORM, THE OPERATOR IS NOT RESPONSIBLE FOR ITS OWN NEGLIGENCE, AND HAS NO RESPONSIBILITY OTHER THAN FOR ITS GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

(d) Buyer acknowledges Seller owns undivided interests in certain of the properties comprising the Assets that it is not the operator thereof, and Buyer agrees that the acts or omissions of the other Working Interest owners (including the operators) who are not Seller or any Affiliates of Seller shall not constitute a breach of the provisions of this Section 7.1, nor shall any action required by a vote of Working Interest owners constitute such a breach so long as Seller has voted its interest in a manner that complies with the provisions of this Section 7.1.

(e) With respect to any AFE received by Seller for any Asset that is not operated by Seller or any of its Affiliates (other than those required to be approved under the terms of any Applicable Contract) that is estimated to cost in excess of $500,000 (net to Seller’s interest), and excluding any AFE set forth on Schedule 8.12, Seller shall forward such AFE to Buyer as soon as is reasonably practicable (but no later than two Business Days after receipt of such AFE) and thereafter the Parties shall consult with each other regarding whether or not Seller should elect to participate in such operation. Buyer agrees that it will (i) timely respond to any written request for consent pursuant to this Section 7.1(e) and Section 7.1(b)(iii), and (ii) consent to any written request for approval of any AFE or similar request that Buyer reasonably considers to be economically viable. In the event the Parties are unable to agree within five days (unless a shorter time is reasonably required by the circumstances and the applicable joint operating agreement and such shorter time is specified in Seller’s request for consent delivered to Buyer) of Buyer’s receipt of any consent request as to whether or not Seller should elect to participate in such operation, then Seller shall be required to elect to participate in such operation.

(f) Notwithstanding the foregoing provisions of this Section 7.1, in the event of an emergency, Seller may take such action as reasonably necessary and shall notify Buyer of any such emergency and related action as soon as reasonably practicable. Notwithstanding anything to the contrary in this Agreement, the Parties agree that all requests for approval for any action restricting Seller’s conduct of business pursuant this Section 7.1 shall be directed to Spencer Booth (at [***********]) on behalf of Buyer.

7.2 Governmental Bonds. Buyer acknowledges that none of the bonds, letters of credit, guarantees and other surety instruments, if any, posted by Seller or its Affiliates with Governmental Authorities and relating to the Assets are transferable to Infinity, including the Ohio statewide operator bond. At or prior to the Closing, Infinity shall obtain replacements for those bonds, letters of credit, guarantees and other surety instruments described on Schedule 7.2. At Closing, Infinity shall use commercially reasonable efforts to cause the cancellation of the bonds, letters of credit, guarantees and other surety instruments described on Schedule 7.2 posted by Seller and/or its Affiliates with respect to the Assets. In addition, at or prior to Closing, Infinity shall deliver to Seller evidence of the posting of bonds, letters of credit, guarantees and other surety instruments with all applicable Governmental Authorities meeting the requirements of such authorities to own and, where appropriate, operate, the Assets. From and after the Closing, if Infinity fails to obtain replacements of the bonds, letters of credit, guarantees and other surety instruments described on Schedule 7.2 or fails to cause the cancellation of the bonds, letters of credit, guarantees and other surety instruments described on Schedule 7.2 posted by Seller and/or its Affiliates with respect to the Assets, then, in each case, Infinity shall defend, indemnify, hold harmless and forever release the Seller Indemnified Parties from and against any and all Liabilities arising out of, based upon, attributable to or resulting from Infinity’s (or its Affiliates’) failure to obtain any such bonds, letters of credit, guarantees and other surety instruments.

7.3 Record Retention. Buyer, for a period of seven (7) years following Closing, will (a) retain the Records, (b) provide Seller, its Affiliates and its and their officers, employees and representatives, at the reasonable request of Seller, with access to the Records during normal business hours with reasonable advance written notice to Buyer for review and copying at Seller’s expense, and (c) provide Seller, its Affiliates and its and their officers, employees and representatives with access, during normal business hours with reasonable advance written notice to Buyer to materials received or produced after Closing relating to any indemnity claim made under Section 14.2 for review and copying at Seller’s expense, in each case of (b) or (c), except to the extent not already retained by Seller in accordance with this Agreement.

7.4 Amendment of Schedules. Buyer agrees that, with respect to the representations and warranties of Seller contained in this Agreement, Seller shall have the continuing right until Closing to add, supplement or amend the Schedules to its representations and warranties with respect to any matter first arising following the Execution Date which, if existing at the Execution Date or thereafter, would have been required to be set forth or described in such Schedules. For purposes of determining whether the conditions set forth in Article X have been fulfilled, the Schedules to Seller’s representations and warranties contained in this Agreement shall be deemed to include only that information contained therein on the Execution Date and shall be deemed to exclude all information contained in any addition, supplement or amendment thereto; provided, however, that if Closing shall occur, then all matters disclosed pursuant to any such addition, supplement or amendment at or prior to Closing shall be waived and Buyer shall not be entitled to make a claim with respect thereto pursuant to the terms of this Agreement or otherwise.

7.5 Assumed Litigation. As soon as practicable following Closing, but in any event within thirty (30) days following Closing, subject to Section 7.16 and Section 14.3, Buyer shall take over and assume the defense of the litigation set forth on Schedule 7.5 and the environmental matters set forth on Schedule 8.13 (but excluding the Retained Consent Decree Obligations, which is addressed in Section 7.16 below) (collectively, the “Assumed Litigation”). From and after Closing, Seller shall use its commercially reasonable efforts to assist Buyer in the orderly transition of the defense of the Assumed Litigation to Buyer and otherwise assist Buyer in defending against the Assumed Litigation, in each case at Buyer’s sole expense.

7.6 HSR Act. No later than twenty-five (25) Business Days following the Execution Date, each of Buyer and Seller shall, and shall cause their respective Affiliates to (a) make or cause to be made the filings required of such Party or any of its Affiliates under any Laws with respect to the transactions contemplated by this Agreement, including the HSR Act (to the extent applicable) and to pay any fees due of it in connection with such filings, as promptly as is reasonably practicable, and in any event within twenty-five (25) Business Days following the Execution Date (provided that Buyer shall bear all fees due in connection with all filings pursuant to the HSR Act), (b) cooperate with the other Party and furnish all information in such Party’s possession that is necessary in connection with such other Party’s filings, (c) use commercially reasonable efforts to cause the expiration of the notice or waiting periods under the HSR Act and any other Laws with respect to the transactions contemplated by this Agreement as promptly as is reasonably practicable, (d) promptly inform the other Party of any communication from or to, and any proposed understanding or agreement with, any Governmental Authority in respect of such filings, (e) consult and cooperate with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and opinions made or submitted by or on behalf of any Party in connection with all meetings, actions and proceedings with Governmental Authorities relating to such filings, (f) respond appropriately, as promptly as reasonably practicable, to any requests received by such Party or any of its Affiliates under the HSR Act and any other Laws for additional information, documents or other materials, (g) use commercially reasonable efforts to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement, and (h) use commercially reasonable efforts to contest and resist any action or proceeding instituted (or threatened to be instituted) by any Governmental Authority challenging the transactions contemplated by this Agreement as violative of any Law. If a Party intends to participate in any meeting with any Governmental Authority with respect to such filings, it shall give the other Party reasonable prior notice of, and an opportunity to participate in, such meeting to the extent allowed by Law. Notwithstanding anything to the contrary in this Section 7.6 or otherwise, no Party shall be required to, or shall be required to cause its Affiliates to (and each Party shall not, and shall not agree to, without the other Party’s prior written consent) sell, divest, hold separate, license, relinquish, otherwise dispose of, or agree to any limitation on its freedom of action, ownership, or control with respect to any assets, businesses, properties, or interests in or of any Person, or agree or consent to any of the foregoing.

7.7 R&W Insurance Policy. The Parties acknowledge and agree that, as of or prior to the Execution Date, Buyer has procured the R&W Conditional Binder in connection with the R&W Insurance Policy. Following the Execution Date, Buyer shall use commercially reasonable efforts to satisfy the conditions set forth in the R&W Conditional Binder to cause the R&W Insurance Policy to be issued on the terms and in the form attached hereto as Exhibit J as soon as reasonably practicable following the Closing, including payment of all costs of such R&W Insurance Policy. Seller agrees to use commercially reasonable efforts to cooperate with Buyer, at Buyer’s sole cost and expense, in its efforts to satisfy the conditions set forth in the R&W Conditional Binder, including providing such information, data, Records, or other reasonable information reasonably requested by the underwriters of such R&W Insurance Policy. Buyer will ensure that the terms of the R&W Insurance Policy provide that, after the Closing Date: (a) the R&W Insurer irrevocably waives and otherwise shall not pursue any claim or other right against any of the Seller Indemnified Parties by way of subrogation, claim for contribution, indemnification or otherwise; (b) the Seller Indemnified Parties are express third-party beneficiaries of such waiver of subrogation provisions; and (c) the R&W Insurance Policy shall not be amended, restated, modified or otherwise revised in any manner or respect adverse to the Seller Indemnified Parties without Seller’s prior written consent at Seller’s sole discretion. Buyer shall provide Seller with a true and complete copy of the final and issued R&W Insurance Policy as soon as reasonably practicable following the Closing. The Parties acknowledge and agree that any failure by Buyer to obtain or maintain the R&W Insurance Policy in accordance with this Section 7.7 shall not in any manner increase any liability of the Seller Indemnified Parties under this Agreement, including if (x) the R&W Insurance Policy is disputed, invalidated or deemed ineffective, in whole or in part, or (y) the coverage provided under the R&W Insurance Policy is denied, disputed, exhausted or otherwise made unavailable to Buyer or its Affiliates, in whole or in part. For the avoidance of doubt, the Parties acknowledge and agree that (i) the procurement by Buyer of the R&W Insurance Policy is not a condition to Closing and (ii) all costs and expenses with respect to obtaining the R&W Insurance Policy, including the total premium, underwriting costs, Taxes, brokerage commission, and other costs and expenses of such policy, will be borne by solely Buyer.

7.8 Replacement of Insurance. The Parties understand that none of the insurance currently maintained by Seller or its Affiliates covering the Assets will be transferred to Buyer. Promptly following the Closing, Buyer shall obtain, or cause to be obtained, in the name of Buyer, such insurance covering the Assets as would be obtained by a reasonably prudent operator in a similar situation and as required under all Leases, Rights-of-Way and Applicable Contracts.

7.9 Successor Operator. While Infinity acknowledges that it desires to succeed Seller (or any Affiliates thereof) as operator of those Assets or portions thereof that Seller (or any Affiliates thereof) may presently operate, Infinity acknowledges and agrees that Seller cannot and does not covenant or warrant that Infinity shall become successor operator of such Assets because the Assets or portions thereof may be subject to operating or other agreements that control the appointment of a successor operator. Seller agrees, however, that, as to the Assets it (or any of its Affiliates) operates, Seller shall use its commercially reasonable efforts to support Infinity’s (or its applicable Affiliate’s) efforts to become successor operator of such Assets (to the extent permitted under any applicable joint operating agreement or other applicable agreement) effective as of Closing (at Infinity’s sole cost and expense for amounts that Infinity consents to in writing) and to designate and/or appoint, to the extent legally possible and permitted under any applicable joint operating agreement or other applicable agreement, Infinity (or its applicable Affiliate) as successor operator of such Assets effective as of Closing.

7.10 Notifications. If, prior to Closing, Buyer obtains Knowledge that Seller has materially breached a representation, warranty, covenant, obligation or other agreement under this Agreement, then Buyer, as applicable, shall promptly inform Seller of such breach so that Seller may attempt to remedy or cure such breach prior to Closing. If any of Seller’s representations or warranties are untrue or shall become untrue between the Execution Date and the Closing Date, or if any of Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed, and if such breach of representation, warranty, covenant or agreement shall be cured by the Closing (at Seller’s sole cost, risk and expense), then such breach shall be considered not to have occurred for all purposes of this Agreement. Between the Execution Date and the Closing Date, Buyer and Seller shall use their respective commercially reasonable efforts to cause the conditions in Article X and Article XI to be satisfied.

7.11 Cooperation with Financing.

(a) Prior to the Closing and at such Buyer’s sole expense, Seller shall, and shall use commercially reasonable efforts to cause its Affiliates and representatives with appropriate seniority and expertise to, cooperate with Buyer in connection with the arrangement of the Debt Financing as may be reasonably requested by any Buyer with prior notice to Seller (provided that, such requested cooperation does not (x) unreasonably interfere with the ongoing operations of Seller, (y) cause any representation or warranty in this Agreement to be breached or (z) cause any condition in this Agreement to fail to be satisfied, and provided further that, the scope and nature of financial and other information to be provided by Seller is addressed exclusively in the following clause (iii)), including using commercially reasonable efforts to:

(i) participate at reasonable times in a reasonable number of meetings, drafting sessions and rating agency and due diligence sessions, in each case, upon reasonable advance notice;

(ii) cooperate with the due diligence efforts of Buyer, the Debt Financing Sources and any other prospective investors or lenders involved in the Debt Financing;

(iii) furnish (x) the Required Information, (y) other customary financial, reserves, and other pertinent information (including asset schedules, lease operating statements, production reports, title information, reserve reports and other similar information) regarding the Assets and Seller as shall exist and is not already publicly available to Buyer and is reasonably requested by any Buyer for use in connection with any marketing of the Debt Financing; provided that, for the avoidance of doubt, Seller shall not be required to provide, and Buyer shall be solely responsible for, (A) the preparation of pro forma financial statements (except for reasonable assistance as described in (iv) immediately below), (B) all marketing materials and other documents used in connection with any proposed Debt Financing, and (C) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”; in each case, for the avoidance of doubt, other than any financial, reserve or other pertinent information reasonably necessary for Buyer to prepare such pro forma financial statements or descriptions and (z) customary authorization letters to the Debt Financing Sources, authorizing the distribution of information to prospective lenders or investors and other financing sources;

(iv) provide reasonable assistance with (and provide reasonably requested information for) any Buyer’s preparation (A) of pro forma financial statements of such Buyer of the type necessary or reasonably requested by the Debt Financing Source to be included in any marketing materials in respect of (and customary for debt financings similar to) the Debt Financing; provided, that for the avoidance of doubt, Seller shall not be required to provide, and Buyer shall be solely responsible for the preparation of, such pro forma financial statements and (B) of customary materials for offering prospectuses, offering memoranda, bank information memoranda, marketing materials, rating agency presentations and similar documents;

(v) cause, and take all reasonably requested actions to permit (including delivering customary authorization and representation letters) the present independent accountants and reserve engineers for Seller to provide reasonable assistance to Buyer in connection with the Debt Financing consistent with their customary practice (including providing accountants’ and reserve engineers’ comfort letters and consents from such independent accountants and reserve engineers to the extent required by the Debt Financing and participating in customary due diligence calls in connection therewith);

(vi) take all reasonably requested actions to assist in the preparation of one or more credit agreements, indentures, purchase agreements, pledge and security documents and other definitive documentation, in each case, as of or reasonably prior to the Closing and as may be reasonably required by any Buyer and to use commercially reasonable efforts to deliver drafts of the Lien Releases to Buyer at least three (3) Business Days prior to the Closing Date; provided that any obligations and releases of liens contained in all such agreements, documents and related certificates and instruments shall be subject to and conditioned upon the occurrence of the Closing, will be effective no earlier than the Closing, and if this Agreement is terminated prior to Closing, shall terminate automatically and concurrently with the termination of this Agreement; and

(vii) furnish Buyer and its lenders or other Debt Financing Sources promptly (and in any event at least four (4) Business Days prior to the Closing Date) with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation, the PATRIOT Act, and requested by the Debt Financing Sources in writing at least nine (9) Business Days prior to the Closing Date;

provided that, notwithstanding anything in this Agreement to the contrary, none of Seller or its directors, officers, managers, members, employees, stockholders, representatives and Affiliates shall (1) be required to pay any commitment or other similar fee or reimburse any expenses prior to the Closing for which it has not received prior reimbursement by or on behalf of the Buyer, (2) have any liability or obligation under any financing document or give or agree to give any indemnities in connection therewith, (3) be required to take any action that will conflict with or violate any Laws or that could reasonably be expected to result in a violation or breach of, or default under, this Agreement or any material contract to which Seller or its Affiliates is a party or (4) be required to provide (A) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (B) any financial statements or information that are not available to Seller and not prepared in the ordinary course of the Seller’s financial reporting practice, other than the Required Information, (C) any description of all or any component of the Debt Financing (including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”), or (D) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing (which items (A) through (D) shall be the sole responsibility of the Buyer), (5) be required to (A) pass resolutions or consents, approve or authorize the execution of, or execute any document, agreement, certificate or instrument (other than customary authorization and representation letters) or take any other corporate action with respect to the Debt Financing or (B) provide or cause its legal counsel to provide any legal opinions. Seller shall not be required to make any representation, warranty or certification with respect to the Debt Financing (other than with respect to customary authorization and representation letters) or (6) unreasonably interfere with the ongoing business operations of the Seller and its Affiliates.

(b) Seller hereby consents to the use of its and its subsidiaries’ trademarks, trade names and logos in connection with the Debt Financing; provided, that such trademarks, trade names and logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage Seller or the reputation or goodwill of Seller.

(c) Seller agrees, subject to the terms of the Confidentiality Agreement, that: (i) Buyer and its Affiliates may initiate contact with and pursue and provide the information contemplated by Section 7.11(a) to Debt Financing Sources in connection with the Debt Financing and the transactions contemplated by this Agreement; and (ii) Buyer and its Affiliates may initiate contact with their lenders and provide the information contemplated by Section 7.11(a), in each case, in connection with the transactions contemplated hereunder. Upon the earlier of the Closing and the termination of this Agreement in accordance with its terms, Buyer shall promptly reimburse Seller and its Representatives for all reasonable, documented and invoiced out-of-pocket costs and expenses (including reasonable, documented and invoiced out-of-pocket attorneys’ fees) incurred by such Persons in connection with any cooperation contemplated by this Section 7.11.

(d) The applicable Buyer shall indemnify and hold harmless each of Seller and its Affiliates and its and their respective Representatives from and against any and all losses and other liabilities suffered or incurred by any of them in connection with the arrangement and preparation of the Debt Financing of such Buyer and any information used in connection therewith, in each case other than as a result of fraud or willful misconduct by or on behalf of such Person or Representative.

(e) Notwithstanding anything to the contrary contained in this Agreement, none of Seller’s or any of its Affiliates’ performance under this Section 7.11 shall be taken into account with respect to whether any condition to Closing set forth in Article XI shall have been satisfied, other than with respect to the willful and intentional breach by Seller or any of its Affiliates.

7.12 Financial Information. From and after the Execution Date until (i) if the Closing occurs prior to January 1, 2026, the date on which Annual Report on Form 10-K for the fiscal year ended December 31, 2026 of Infinity Natural Resources, Inc. and NOG, as applicable, shall be due or (ii) if the Closing does not occur prior to January 1, 2026, the date on which Annual Report on Form 10-K for the fiscal year ended December 31, 2027 of Infinity Natural Resources, Inc. and NOG, as applicable, shall be due (the “Records Period”), in the event Buyer is required (including, for the avoidance of doubt, in the Current Report on Form 8-K to be filed in connection with the Closing and in any registration statement or proxy statement) to separately include financial or oil and gas reserves information, including pro forma financial statements and SMOG Information, associated with the Assets in documents filed with the SEC pursuant to the Securities Act or the Exchange Act, or as customarily included in offering documentation for private or public offerings of debt or equity securities, Seller agrees to use commercially reasonable efforts to make available, upon reasonable request, to Buyer and its Affiliates and their representatives any and all books, records, information and documents to the extent that such are attributable to the Assets and in Seller’s or its Affiliates’ possession or control and to which Seller and its Affiliates’ personnel have reasonable access, in each case, as reasonably required by Buyer, its Affiliates and their representatives in order to prepare such financial or oil and gas reserves information, including pro forma financial statements and SMOG Information, in connection with such filings or offerings, provided that, such activities do not unreasonably interfere with the affairs of Seller and its Affiliates and that Buyer shall be solely responsible for any costs or expenses associated therewith, including, for the avoidance of doubt, any such costs and expenses associated with the storage and maintenance of records for the foregoing purposes. During the Records Period, Seller shall use commercially reasonable efforts to cause its accountants, reserve engineers, counsel, agents and other Third Parties to (a) cooperate with Buyer and its representatives in connection with the provision of information necessary for the preparation by Buyer of any such financial or oil and gas reserves information that is required to be included in any filing or offering documentation by Buyer or its Affiliates, and (b) provide customary consents and comfort letters as Buyer may reasonably request in connection with such filing or offering documentation; provided, in each case, that Buyer shall be solely responsible for any costs or expenses associated therewith. During the Records Period, if the Closing has not occurred prior to January 1, 2026, if requested by the Buyer, the Seller shall provide to Buyer and its Affiliates no later than February 28, 2026 (i) audited financial statements in respect of the Assets for the year ended December 31, 2025, or, if permitted by Regulation S-X Rule 3-05(f)(2), only audited statements of revenues and expenses for the year ended December 31, 2025 and (ii) a reserve report relating to the Assets as of December 31, 2025 prepared or audited by an independent petroleum engineering firm; provided, that such information and data regarding Seller shall be of the type and in the form required by and compliant in all material respects with Regulation S-X and Regulation S-K under the Securities Act for offerings of securities on a registration statement on Form S-1 under the Securities Act. Buyer shall indemnify and hold harmless Seller, its Affiliates and their respective officers, directors, accountants, reserve engineers, counsel, agents and other Third Parties from and against any and all liabilities, losses or damages suffered or incurred by Seller or such other parties in connection with the obligations of Seller, its Affiliates and their respective officers, directors, accountants, reserve engineers, counsel, agents and other Third Parties under Section 7.11 and this Section 7.12 (other than with respect to any actions of Seller that constitute Fraud in the performance of their obligations under Section 7.11 and this Section 7.12 as determined by a court of competent jurisdiction in a final and non-appealable judgment and, in the event of such determination with respect to a Person, such Person being obligated to reimburse Buyer for amounts expended by Buyer in connection with the defense of such Person). Notwithstanding anything to the contrary contained in this Agreement, none of Seller’s or any of its Affiliates’ performance under this Section 7.12 shall be taken into account with respect to whether any condition to Closing set forth in Article XI shall have been satisfied.

7.13 Buyer Financing.

(a) From the Execution Date until the Closing Date (or, if earlier, the date this Agreement is terminated pursuant to Section 13.1), Infinity shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as reasonably practicable, all things necessary to consummate the Debt Financing to fund the Funding Requirements on the Closing Date. In furtherance of and not in limitation of the foregoing, Infinity shall use commercially reasonable efforts to: (i) satisfy, or cause to be satisfied, on a timely basis (or obtain the waiver of) all conditions to Infinity obtaining the Debt Financing within its control set forth in the Debt Commitment Letter that are to be satisfied by Infinity on or prior to the Closing Date; (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms (unless otherwise acceptable to Infinity) and conditions no less favorable to Infinity and its Affiliates than those contemplated by the Debt Commitment Letter (including any related “market flex” provisions) or on other terms (not related to conditionality) that are reasonably acceptable to the Debt Financing Sources (such definitive agreements with respect to the Debt Financing, the “Debt Financing Agreements”); (iii) maintain in effect the Debt Commitment Letter through the consummation of the Closing (or, if earlier, the date this Agreement is terminated pursuant to Section 13.1), subject to any amendments, modifications, consents or waivers thereto or replacements thereof permitted by this Agreement; and (iv) in the event that all conditions precedent to the funding of the Debt Financing in the Debt Commitment Letter have been satisfied or waived (or upon funding will be satisfied), consummate the Debt Financing at or prior to the time the Closing is required to occur pursuant to Section 12.1 (to the extent necessary to fund Infinity’s Buyer Pro Rata Share of the Adjusted Purchase Price and other amounts due by Infinity at the Closing).

(b) Infinity shall promptly notify Seller in writing (A) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in a material breach or default) by any party to the Debt Commitment Letter or other Debt Financing Agreement of which Infinity becomes aware, (B) if and when Infinity becomes aware that any portion of the Debt Financing contemplated by the Debt Commitment Letter may not be available for the Funding Requirements in an amount sufficient to consummate the Closing on the Closing Date, and (C) of the receipt of any written notice or other written communication from any Debt Financing Source with respect to any actual material breach, default, termination or repudiation by any party to the Debt Commitment Letter; provided that, with respect to foregoing clauses (A) through (C), in no event shall Infinity be under any obligation to deliver or disclose any information that would reasonably be expected to waive the protection of attorney-client privilege or similar legal privilege or breach any duty of confidentiality. Without limiting the foregoing, Infinity shall upon reasonable request keep Seller informed on a reasonably current basis in reasonable detail of material developments concerning the Financing. If any material portion of the Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (after taking into account “market flex” terms), Infinity shall use commercially reasonable efforts to arrange and obtain alternative financing for any such unavailable portion from the same or alternative sources (“Alternative Financing”), in an amount that is sufficient, when taken together the available portion of the Financing and other sources of funds available to Infinity and its Affiliates, to consummate the transactions contemplated by this Agreement and to pay the Funding Requirements and the provisions of this Section 7.13 shall be applicable to the Alternative Financing, and, for the purposes of Section 7.11 and this Section 7.13, all references to the Debt Financing shall be deemed to include such Alternative Financing and all references to the Debt Commitment Letter or other Debt Financing Agreements shall include the applicable corresponding documents for the Alternative Financing); provided, that in no event will Infinity be required to (x) agree to any terms that are, in the sole discretion of Infinity, less favorable in any material respect to Infinity and its Affiliates than those set forth in the Debt Commitment Letter in effect on the date hereof or (y) pay any fees, original issue discount, interest or other economics, as applicable, or agree to any prepayment premium or call protection, in each case, in excess of those contemplated by the Debt Commitment Letter. Infinity shall promptly provide a true, correct and complete copy of each Alternative Financing commitment letter and any related fee letter(s) to Seller (provided that the provisions of such fee letter(s) may be related solely to fees, economic terms and “market flex” provisions agreed to by the parties may be redacted (none of which redacted provisions could reasonably be expected to impose additional conditions or contingencies on the availability of the Financing at the Closing)). Infinity shall not permit, without the prior written consent of Seller, any material amendment or modification to be made to, or any termination, rescission or withdrawal of, or any material waiver of any provision or remedy under, the Debt Commitment Letter (including the Fee Letter), in each case, that would reasonably be expected to (x) reduce the aggregate amount of the cash proceeds of the Financing thereunder (including by changing the amount of fees to be paid or original issue discount thereof (except as set forth in any “market flex” provisions in the Fee Letter)) available to be funded on the Closing Date to an amount less than the amount required for Infinity to consummate the transactions contemplated hereby at the Closing or (y) impose any new or additional condition, or otherwise amend, modify or expand any condition, to the receipt of any portion of the Debt Financing in a manner that would reasonably be expected to (i) materially delay or prevent the Closing Date or make the funding of the Debt Financing materially less likely to occur or (ii) adversely impact the ability of Infinity to enforce its rights against any other party to the Debt Commitment Letter; provided, that notwithstanding anything to the contrary herein, no consent from Seller or any other party hereto shall be required for (1) any amendment, restatement, amendment and restatement, replacement, supplement, or other modification of, or waiver or consent under the Debt Commitment Letter that is limited to adding lenders, lead arrangers, bookrunners, syndication agents, or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement (including in replacement of a Financing Source thereunder) or (2) implementation or exercise of any “market flex” provision.

7.14 Capacity Side Letter.

(a) Simultaneous with the execution and delivery of this Agreement, Antero Resources and Infinity shall execute and deliver to one another the Capacity Side Letter, substantially in the form attached hereto as Exhibit U (the “Capacity Side Letter”).

(b) On or prior to December 20, 2025, Antero Resources shall (i) file the Petition for Waiver (as defined in the Capacity Side Letter) with FERC, and (ii) submit the Release Letter (as defined in the Capacity Side Letter) to REX (as defined in the Capacity Side Letter), in each case, as provided in the Capacity Side Letter.

7.15 NOG JDA. Conditional upon the occurrence of Closing, Antero Resources hereby (i) expressly waives any restrictions that may apply under that certain Joint Development Agreement dated December 11, 2024, by and between Antero Resources Corporation and NOG (the “NOG JDA”), to the transactions contemplated by this Agreement and the Transaction Documents, and (ii) expressly waives its rights under Sections 6.2(a)(ii), 6.2(a)(iii) and 6.2(b)(ii) of the NOG JDA, and any other “area of mutual interest” or other restrictive rights under the NOG JDA solely as they apply to the OH AMI as defined therein, it being the intent of Antero Resources and NOG that NOG’s acquisition and ownership of oil and gas interests in Ohio following the Closing Date be unburdened by the NOG JDA.

7.16 Consent Decree Obligations.

(a) From and after the Execution Date, and until such time as the Consent Decree is executed in substantially the same form as set forth on Exhibit T, Seller shall negotiate the Consent Decree in good faith and shall execute the Consent Decree a final form that does not result in material changes to Buyer’s compliance obligations necessary to comply with the terms, conditions, and obligations as found in the draft Consent Decree as set forth on Exhibit T. Seller shall keep Buyer reasonably apprised of the status of the negotiations and will promptly provide Buyer with copies of any documents or communications with respect to the Consent Decree (including drafts of the Consent Decree). In the event that the Consent Decree deviates in any material respect from the form of the Consent Decree as set forth on Exhibit T, Seller shall give Buyer the opportunity for prior review and comment prior to execution of such Consent Decree.

(b) Paragraph 4 of the Consent Decree will provide that Seller may only transfer, in whole or in part, its Consent Decree obligations if the transferee agrees to undertake the obligations required by Sections V of the Consent Decree (excluding, for the avoidance of doubt, Subsection V.K (Environmental Mitigation Projects), which shall remain Seller’s sole responsibility) and to be substituted for the “Defendant” under the Consent Decree, and the United States consents to relieve Seller of its obligations under the Consent Decree, in each case, solely with respect to the Ohio Facilities (as defined in the Consent Decree). Buyer agrees to cooperate with Seller in all commercially reasonably respects to prepare for Seller’s delivery to DOJ and EPA as provided in the Consent Decree one or more instruments providing (i) notice of the prospective transfer of ownership of the Assets subject to the Consent Decree to Buyer and (ii) a demonstration of Buyer’s financial and technical ability to comply with the outstanding, uncompleted and ongoing obligations of Section V of the Consent Decree (collectively, the “Consent Decree Acknowledgement”). Seller shall submit the relevant portions of this Agreement simultaneously with the Consent Decree Acknowledgement to DOJ and EPA promptly after the Execution Date and at least thirty (30) days prior to the Closing Date. From and after Closing and until such time as the Consent Decree Court has approved a motion to substitute Buyer for Seller as the “Defendant” and terminating Seller’s obligations and responsibilities under the Consent Decree with regard to the Ohio Facilities as contemplated by this Section 7.16(b), Seller shall comply with the terms and conditions of the Consent Decree and Buyer shall reasonably cooperate with Seller as required in preparing any reports, notices, certifications or submissions required under the Consent Decree, including by making reasonably available to Seller such properties, information, documentation, personnel and Third Party contractors as reasonably necessary for the same; provided that Seller shall not be relieved of its Liability under the Consent Decree with respect to the Ohio Facilities unless and until the Consent Decree Court approves such motion.

(c) Buyer agrees to reasonably cooperate with Seller in preparing a proposed joint motion to DOJ and EPA, requesting that the Consent Decree Court substitute Buyer for Seller as the “Defendant” and terminate Seller’s obligations and responsibilities under the Consent Decree with respect to the Ohio Facilities effective on the Closing Date (or, if the Consent Decree has not yet been executed, promptly after the Consent Decree is executed), which joint motion shall be jointly filed with the Consent Decree Court within ninety (90) days after Buyer executes the Consent Decree Acknowledgement. If agreement cannot be reached with DOJ and EPA within such ninety (90) day period, Buyer and Seller shall seek resolution of such disagreement in accordance with Section X (Dispute Resolution) of the Consent Decree.

(d) If the Consent Decree Court has not approved such motion substituting Buyer for Seller as the “Defendant” and terminating Seller’s obligations and responsibilities under the Consent Decree with regard to the Ohio Facilities prior to Closing, then:

(i) to the extent the Consent Decree has been executed by Closing, following Closing, Seller shall not amend or modify the Consent Decree in any manner that would materially increase Buyer’s obligations or burdens under the requirements found in the draft Consent Decree as set forth on Exhibit T, other than to request termination of the Consent Decree as to Seller as contemplated by Section 7.16(b) or, in the event the request pursuant to Section 7.16(b) is not accepted or approved by the relevant Governmental Authorities, without the prior written consent of Buyer;

(ii) to the extent the Consent Decree has not executed by Closing, Seller shall keep Buyer reasonably apprised of the status of the negotiations and will promptly provide Buyer with copies of any documents or communications with respect to the Consent Decree (including updated drafts of the Consent Decree). In the event that the Consent Decree deviates in any material respect from the form of the Consent Decree as set forth on Exhibit T, Seller shall give Buyer the opportunity for prior review and comment prior to execution of such Consent Decree; and

(iii) as between Buyer and Seller, (A) Seller shall be responsible for all fines, monetary penalties (including civil penalties and stipulated penalties) imposed on, or capital improvements required by, Seller, its Affiliates or the Assets by any Governmental Authority to the extent relating to pre-Closing compliance with, or any pre-Closing violations of, the Consent Decree by Seller or any of its Affiliates, including with respect to such matters as may be discovered during the process for the transfer of the Consent Decree as described in this Section 7.16 and (B) without limitation of the foregoing clause (A), solely with respect to the Ohio

Facilities, Buyer shall be responsible at and after Closing for all (i) fines, monetary penalties (including civil penalties and stipulated penalties) imposed on, or capital improvements required by, Buyer, its Affiliates or the Assets by any Governmental Authority to the extent relating to post-Closing compliance with, or any post-Closing violations of, the Consent Decree, relating to or arising from Buyer’s or any of its Affiliates’ post-Closing ownership or operation of the Assets; provided, for the avoidance of doubt, Buyer shall not be responsible for the fines and/or penalties assessed or imposed in connection with the execution of the Consent Decree and (ii) outstanding, uncompleted and ongoing obligations under Section V of the Consent Decree.

(e) Notwithstanding anything herein to the contrary, Seller shall not enter into a Consent Decree that contains materially different terms than the draft dated November 2025, as set forth on Exhibit T; provided, however, that so long as no obligations are imposed upon Buyer, the foregoing restriction shall not apply to the requirements of Section V.K of the Consent Decree.

ARTICLE VIII

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the provisions of this Article VIII and the other terms and conditions of this Agreement, and the exceptions and matters set forth on Seller’s disclosure Schedules, each Seller jointly and severally represents and warrants for itself and as to the Assets to Buyer as of the Execution Date as follows:

8.1 Organization, Existence and Qualification.

(a) Antero Resources is an entity duly formed and validly existing under the Laws of the State of Delaware and in good standing under the Laws of the State of Delaware. Antero Resources has all requisite power and authority to own and, if applicable, operate the Assets it owns and/or operates and to carry on its business with respect thereto as currently conducted. Antero Resources is duly licensed or qualified to do business as a corporation in all jurisdictions in which the Assets are located, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

(b) Antero Minerals is an entity duly formed and validly existing under the Laws of the State of Delaware and in good standing under the Laws of the State of Delaware. Antero Minerals has all requisite power and authority to own and, if applicable, operate the Assets it owns and/or operates and to carry on its business with respect thereto as currently conducted. Antero Minerals is duly licensed or qualified to do business as a corporation in all jurisdictions in which the Assets are located, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

(c) Monroe Pipeline is an entity duly formed and validly existing under the Laws of the State of Delaware and in good standing under the Laws of the State of Delaware. Monroe Pipeline has all requisite power and authority to own and, if applicable, operate the Assets it owns and/or operates and to carry on its business with respect thereto as currently conducted. Monroe Pipeline is duly licensed or qualified to do business as a limited liability company in all jurisdictions in which the Assets are located, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

8.2 Authority, Approval and Enforceability.

(a) Antero Resources has the power and authority to enter into and perform this Agreement and all Transaction Documents to be delivered at Closing by Antero Resources and the transactions contemplated hereby and thereby. The execution, delivery and performance by Antero Resources of this Agreement have been, and the Transaction Documents to which Antero Resources is a party will be at Closing, duly and validly authorized and approved by all necessary corporate action on the part of Antero Resources. This Agreement is, and the Transaction Documents to which Antero Resources is a party when executed and delivered by Antero Resources will be, the legal, valid and binding obligation of Antero Resources and enforceable against Antero Resources in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b) Antero Minerals has the power and authority to enter into and perform this Agreement and all Transaction Documents to be delivered at Closing by Antero Minerals and the transactions contemplated hereby and thereby. The execution, delivery and performance by Antero Minerals of this Agreement have been, and the Transaction Documents to which Antero Minerals is a party will be at Closing, duly and validly authorized and approved by all necessary limited liability company action on the part of Antero Minerals. This Agreement is, and the Transaction Documents to which Antero Minerals is a party when executed and delivered by Antero Minerals will be, the legal, valid and binding obligation of Antero Minerals and enforceable against Antero Minerals in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(c) Monroe Pipeline has the power and authority to enter into and perform this Agreement and all Transaction Documents to be delivered at Closing by Monroe Pipeline and the transactions contemplated hereby and thereby. The execution, delivery and performance by Monroe Pipeline of this Agreement have been, and the Transaction Documents to which Monroe Pipeline is a party will be at Closing, duly and validly authorized and approved by all necessary limited liability company action on the part of Monroe Pipeline. This Agreement is, and the Transaction Documents to which Monroe Pipeline is a party when executed and delivered by Monroe Pipeline will be, the legal, valid and binding obligation of Monroe Pipeline and enforceable against Monroe Pipeline in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

8.3 No Conflicts. Except as addressed in Section 7.14, and assuming the receipt of all applicable Consents and approvals (including in connection with the HSR Act) in connection with the transactions contemplated hereby and the waiver of, or compliance with, all Preferential Rights, tag-along rights, drag-along rights and any maintenance of uniform interest provision under any joint operating agreements constituting an Applicable Contract, in each case, applicable to the transactions contemplated hereby, the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated herein will not (a) conflict with, violate or result in a breach of any provisions of the limited liability company agreement or other governing documents of Seller, (b) result in (with or without the giving of notice, or passage of time or both) a default or the creation of any Encumbrance on the Assets or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any Lease, Right-of-Way, Applicable Contract, note, bond, mortgage, indenture, license or other material agreement to which Seller is a party or by which Seller or the Assets may be bound, or (c) violate any Law applicable to Seller or any of the Assets, except in the case of clause (c) where such default, Encumbrance, termination, cancellation, acceleration, violation or Consent would not reasonably be expected to have a Material Adverse Effect.

8.4 Consents. Except (a) as set forth in Schedule 8.4, (b) for Customary Post-Closing Consents, (c) under Contracts that are terminable upon sixty (60) days or less notice without payment of any fee, (d) for Preferential Rights, or (e) for consents or waivers required under any applicable maintenance of uniform interest provision under any joint operating agreements constituting an Applicable Contract, no Consent is applicable to this Agreement or the consummation of the transactions contemplated by this Agreement or any Transaction Documents by Seller.

8.5 Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership Proceedings pending, being contemplated by or, to Seller’s Knowledge, threatened in writing against Seller or any Affiliate thereof.

8.6 Foreign Person. Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

8.7 Litigation. Except as set forth in Schedule 8.7, as of the Execution Date, there is no material Proceeding by any Person by or before any Governmental Authority pending, or threatened in writing, (a) against Seller with respect to the Assets, (b) that challenges the validity or enforceability of the obligations of Seller under this Agreement, or (c) that seeks to prevent, delay or otherwise would reasonably be expected to materially and adversely affect the consummation by Seller of the transactions contemplated hereby.

8.8 Material Contracts.

(a) Schedule 8.8(a) sets forth a complete and accurate list of all Applicable Contracts of the type described below (excluding any Benefit Plans and, except to the extent separately constituting a Material Contract under clauses (iii) through (xv) below, any joint operating agreements or unit operating agreements) as of the Execution Date (the Contracts contained on such Schedules, collectively, the “Material Contracts”):

(i) any Applicable Contract that can reasonably be expected to result in aggregate payments of more than $500,000 during the current or any subsequent fiscal year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues) or $1,000,000 in the aggregate over the term of such Applicable Contract;

(ii) any Applicable Contract that can reasonably be expected to result in aggregate revenues of more than $500,000 during the current or any subsequent fiscal year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues) or $1,000,000 in the aggregate over the term of such Applicable Contract;

(iii) any Applicable Contracts for the purchase and sale, exchange, gathering, treatment, processing, storage, disposal, or transportation of Hydrocarbons or produced or fresh water that (A) contains guaranteed or minimum throughput, minimum volume, acreage dedication, volume dedication or similar requirements, or (B) that are not cancellable or terminable without penalty on ninety (90) days or less prior written notice;

(iv) any Applicable Contract that is an indenture, mortgage, loan, credit or similar Applicable Contract and any collateral or security agreements related thereto;

(v) any Applicable Contract that constitutes a lease under which Seller is the lessor or the lessee of real or Personal Property which lease (A) cannot be terminated by Seller without penalty upon sixty (60) days or less notice and (B) involves an annual base rental of more than $500,000;

(vi) any Applicable Contracts of Seller to sell, lease, farmout, exchange, or otherwise dispose of all or any part of the Assets after the Closing, but excluding any such Applicable Contracts where the closing(s) or assignment(s) thereunder has previously occurred and any right of reassignment upon intent to abandon any such Asset;

(vii) other than joint operating agreements or unit operating agreements or any agreements where there are no material obligations or Liabilities of Seller remaining, any Applicable Contract that is a farmout agreement, farmin agreement, participation agreement, partnership agreement, joint venture agreement, carried interest agreement, net profits interest agreement, production sharing agreement, exchange agreement, acreage contribution agreement, exploration agreement, development agreement, joint operating agreement, unit agreement or similar Applicable Contract;

(viii) any Applicable Contract that is a drilling contract;

(ix) any Applicable Contract that is a settlement or similar agreement with any Governmental Authority or pursuant to which there will be any material outstanding obligation with respect to the Assets after the date of this Agreement;

(x) any Applicable Contract between Seller and any Affiliate of Seller that will (A) not be terminated on or prior to the Closing or (B) be applicable to, binding upon or otherwise burden any of the Assets or the ownership, operation, development or use of the Assets from and after the Closing;

(xi) any Applicable Contract that is a seismic or other geophysical licensing agreement pertaining to the Assets;

(xii) to the extent Seller is a party thereto (or bound thereby) any Applicable Contracts that would obligate Seller (or Buyer, if Closing were to occur) to drill additional wells or conduct material operations on the Assets after Closing (other than customary Lease and Contract provisions that could result in the loss of Leases or portions thereof);

(xiii) any Applicable Contract for which the primary purpose is to indemnify another Person;

(xiv) any Applicable Contracts that provide for an irrevocable power of attorney that will remain in effect after Closing; and

(xv) any Applicable Contract that (A) constitutes an existing area of mutual interest agreement, mutual interest agreements or an agreement to enter into an area of mutual interest agreement in the future, or (B) includes non-competition restrictions or non-solicitation restrictions (excluding confidentiality obligations).

(b) Except as set forth in Schedule 8.8(b), (i) each Material Contract is in full force and effect and constitutes a legal, valid and binding obligation of Seller that is a party to such Material Contracts and, to the Knowledge of Seller, each other party thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the rights and remedies of creditors generally, (ii) there exists no material default under any Material Contract by Seller or, to Seller’s Knowledge, by any other Person that is a party to such Material Contract, (iii) no written notice to terminate, cancel, breach, amend the terms of, renegotiate, modify, or accelerate or delay the maturity or performance of any Material Contract (in whole or in part) has been received or delivered by Seller or its Affiliates under any such Material Contract, the final resolution of which is outstanding, and (iv) no event has occurred that, with the giving of notice or the passage of time or both, would constitute a breach or default in any material respect by Seller under any Material Contract or, to the Knowledge of Seller, any other party to such Material Contract. Seller has made available to Buyer complete and accurate copies of all Material Contracts (and all amendments and modifications thereto).

8.9 No Violation of Laws. Except (x) as set forth in Schedule 8.9, (y) with respect to any representation and warranties regarding Environmental Laws or any other environmental, such matters being addressed exclusively in Section 8.13 (and, as relates to Taxes, Section 8.37), respectively, (a) Seller and its Affiliates are not and, during the three (3) year period prior to the Execution Date, have not been, in violation of any applicable Laws with respect to its ownership and operation of the Assets in any material respects, and (b) Seller and its Affiliates have not received any written notice from any Governmental Authority regarding any unresolved material violation or failure to comply with any Law or that it is under investigation by any Governmental Authority for potential material non-compliance with any applicable Laws with respect to its ownership and operation of the Assets in any material respects.

8.10 Preferential Rights. Except as set forth in Schedule 8.10, there are no (a) Preferential Rights, or (b) tag-along or drag-along rights, in each case, that are applicable to the transfer of the Assets by Seller to Buyer.

8.11 Imbalances. Except as set forth in Schedule 8.11, there are no Imbalances associated with the Assets as of the date set forth in Schedule 8.11.

8.12 Current Commitments. Schedule 8.12 sets forth, as of the Execution Date, all authorities for expenditures (“AFEs”) that (a) relate to the Assets and to drilling, reworking or conducting another operation with respect to an Asset, (b) are individually in excess of $500,000, net to Seller’s interest in the Assets, and (c) for which all of the activities anticipated in such AFEs have not been completed by the Effective Time.

8.13 Environmental.

(a) Except as set forth in Schedule 8.13:

(i) Seller’s ownership and operation of the Assets and the Assets are, and have been for the last three (3) years, in compliance in all material respects with all applicable Environmental Laws and all Permits required under Environmental Laws;

(ii) with respect to the Assets, Seller has not entered into any agreements, consents, orders, decrees or judgments of any Governmental Authority, that are in existence as of the Execution Date, that are based on any Environmental Laws and that relate to the current or future use of any of the Assets;

(iii) Seller has not received written notice from any Person of any violation of or Liability under Environmental Laws or any release or disposal of any Hazardous Substance (for which Remediation has not already been completed) concerning any land, facility, asset or property included in the Assets that would reasonably be expected to: (i)interfere with or prevent compliance by Seller with any Environmental Law or the terms of any license or permit issued pursuant thereto; or (ii) give rise to or result in any common Law or other Liability of Seller to any Person that, in the case of either clause (i) or (ii) hereof, would be material;

(iv) there has been no release, treatment, storage, handling or disposal of, exposure to, or contamination by, Hazardous Substances, in each case that has given or would reasonably be expected to give rise to material Liabilities of the Assets or Seller, with respect to the Assets, under Environmental Law; and

(v) Seller is not subject to any unpaid material fines and penalties levied by any Governmental Authority with respect to the ownership and operation of the Assets.

(b) As of the Closing Date, Seller has made available to Buyer copies of all material final environmental reports, audits and assessments in its possession and prepared in the last two (2) years by a Third Party related to the Assets.

8.14 Taxes. Except as disclosed in Schedule 8.14:

(a) all material Asset Taxes that have become due and payable have been timely and properly paid;

(b) all material Tax Returns with respect to Asset Taxes that are required to be filed have been duly and timely filed, and all such Tax Returns are true, correct and complete in all material respects;

(c) there are no Encumbrances for Taxes on the Assets, other than Permitted Encumbrances;

(d) Seller has not received any written notice of any pending claim (which remains outstanding) from any applicable Taxing Authority for assessment of Asset Taxes and no such claim has been made or threatened in writing;

(e) no audit, administrative, judicial or other proceeding with respect to Asset Taxes has been commenced or is presently pending;

(f) all Tax withholding and deposit requirements imposed by applicable Laws with respect to any of the Assets have been satisfied in all material respects;

(g) there is not currently in effect any extension or waiver of any statute of limitations in any jurisdiction regarding the assessment or collection of any Asset Taxes;

(h) all material amounts required to be remitted pursuant to any applicable escheat or unclaimed property Law with respect to the Assets have been remitted to the applicable Governmental Authority in accordance with applicable Law; and

(i) none of the Assets is subject to any tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

(j) With respect to the Antero-QL Tax Partnership:

(i) all material Taxes owed by the Antero-QL Tax Partnership that have become due and payable have been duly and timely paid;

(ii) all income and other material Tax Returns required to be filed by or with respect to the Antero-QL Tax Partnership have been timely filed and all such Tax Returns are true, correct and complete in all material respects;

(iii) no Tax audit, litigation or other proceeding with respect to the Antero-QL Tax Partnership is being conducted or is presently pending, and neither Seller nor the Antero-QL Tax Partnership has received written notice of any pending claim against the Antero-QL Tax Partnership (which remains outstanding) from any applicable Governmental Authority for the assessment of Taxes and, to Seller’s Knowledge, no such claim has been threatened in writing;

(iv) there are no (A) waivers of any statute of limitations in respect of Taxes currently in effect, or (B) agreements, rulings or technical advice memoranda with, or issued by, any Governmental Authority to the Antero-QL Tax Partnership with respect to Taxes;

(v) the Antero-QL Tax Partnership will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof beginning after the Closing Date as a result of any (A) change in a method of accounting for any taxable period (or portion thereof) ending on or before the Closing Date, (B) installment sale or open transaction disposition occurring on or prior to the Closing Date, (C) prepaid amount or deferred revenue received or accrued on or prior to the Closing Date, or (D) “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date;

(vi) the Antero-QL Tax Partnership has not been a party to a “listed” transaction, as defined in Treasury Regulation Section 1.6011-4(b)(2) or any predecessor thereto (or any similar provision of state, local or foreign Law); and

(vii) the Antero-QL Tax Partnership is not subject to any Tax sharing, indemnification or similar agreement (other than the Antero-QL Tax Partnership Agreement and any other customary commercial agreement entered in the ordinary course of business the primary purpose of which is not Taxes).

To the extent any of the foregoing representations and warranties in this Section 8.14 pertain to any Asset Taxes or Tax Returns relating to Asset Taxes that are paid and/or filed by a Third Party operator, each such representation and warranty shall be deemed to be qualified by the phrase “To Seller’s Knowledge”.

8.15 Brokers’ Fees. Seller has incurred no liability, contingent or otherwise, for broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission relating to the transactions contemplated by this Agreement for which Buyer or any Affiliate of Buyer shall have any responsibility.

8.16 Suspense Funds. Schedule 8.16 lists all material Suspense Funds held in suspense by Seller as of the date indicated in such Schedule.

8.17 Special Warranty of Title. On the Effective Time and the Closing Date, Seller holds (and upon consummation of the Closing will have conveyed to Buyer) Defensible Title to each of the Leases, Wells and Well Pad Locations free and clear of any lawful and valid claims by Third Parties claiming title to such Leases, Wells, Well Pad Locations, in each case, to the extent and only insofar as such claims arose by, through or under Seller or its Affiliates, but not otherwise, subject, however, to the Permitted Encumbrances.

8.18 Royalties and Working Interest Payments.

(a) Except for Suspense Funds and except as set forth on Schedule 8.18(a), all Royalties and other interest owners’ revenues or proceeds attributable to sales of Hydrocarbons produced from or attributable to the Assets payable by Seller or its Affiliates have been properly and timely paid in all material respects, or are being held by Seller as Suspense Funds, in each case, in compliance with applicable Laws, the terms of the Leases or Applicable Contracts.

(b) Except for Suspense Funds and except as set forth on Schedule 8.18(b), all Royalties and proceeds from the sale of Hydrocarbons produced from the Assets are being received by Seller in a timely manner and are not being held in suspense by Third Parties (other than any statutory minimum royalties) in any material respects.

8.19 Wells.

(a) Except as described on Schedule 8.19(a), there are no Wells operated by Seller or its Affiliates or, to the Knowledge of Seller, any other Well, included in the Assets (i) with respect to which there is an unresolved order for which Seller or its Affiliates have received notice from any Governmental Authority requiring that such well be plugged and abandoned which has not been fully and finally resolved or (ii) that is neither in use for purposes of injection, nor suspended or temporarily abandoned in accordance with applicable Law, Contract or Leases, that has not been plugged and abandoned in accordance with such applicable Contracts, Laws, and Leases.

(b) Except as described on Schedule 8.19(b), all Wells operated by Seller or its Affiliates (or, to the Knowledge of Seller, any other Well) in each case, have been drilled and completed, or are being drilled and completed, in a manner that is within the limits permitted by applicable Leases, Contracts, and Laws.

(c) Except as described on Schedule 8.19(c), there are no Assets that have been plugged, dismantled or abandoned by Seller (or, to the Knowledge of Seller, any other Third Party operator), in each case, in a manner that does not comply in all material respects with applicable Leases, Contracts, and Laws.

(d) Except as described on Schedule 8.19(d), no Well operated by Seller (or, to the Knowledge of Seller, any other Well) is subject to penalties after the Effective Time on allowables under applicable Laws because of any overproduction occurring prior to the Effective Time.

8.20 Credit Support. Schedule 8.20 sets forth a complete and accurate list of all cash deposits, guarantees, letters of credit, treasury securities, surety bonds and other forms of credit assurances or credit support provided by or on behalf of Seller or its Affiliates in support of the obligations of Seller or its Affiliates to any Governmental Authority, contract counterparty or other Person, in each case, related to the ownership or operation of the Assets.

8.21 Non-Consent Operations. Except as set forth on Schedule 8.21, as of the Execution Date, Seller has not declined to participate in any operation proposed with respect to the Assets that would result in forfeiture of any Assets or the incurrence of a penalty as a result of such election not to participate in such operation.

8.22 Casualty Loss and Condemnation. As of the Execution Date, there are no pending or, to Seller’s Knowledge, threatened Casualty Loss with respect to any Assets of Seller with damages estimated to exceed $500,000 in the aggregate for all such Casualty Losses, net to the interest of Seller.

8.23 Advance Payments. Except as set forth in Schedule 8.23 and except for any throughput deficiencies attributable to or arising out of any Imbalances described on Schedule 8.11, (a) with respect to any of the Assets operated by Seller or (b) with respect to any of the Assets not operated by Seller, to the Knowledge of Seller, no Seller, in either case, is obligated by virtue of any (i) take or pay, (ii) advance payment or (iii) other similar payment (other than as established by the terms of the Leases) under any gathering, transmission or any other similar contract or agreement, in each case, to gather, deliver, process or transport Hydrocarbons, produced water, or freshwater, or deliver proceeds from the sale thereof, at some future time without receiving full payment therefor at or after the time of delivery.

8.24 Lease Status. Except as would not have a Material Adverse Effect:

(a) all bonuses, rentals and other similar payments due under the Leases operated by Seller or its Affiliates have been properly and timely paid in accordance with the terms of such Leases in all material respects;

(b) (i) as of the Execution Date, Seller has not received any unresolved written notices alleging any material default or material breach under any Lease by Seller, and (ii) Seller is not and, to Seller’s Knowledge as of the Execution Date, no other party to any Lease, is in material default or material breach of the terms, provisions or conditions of the Leases;

(c) as of the Execution Date, Seller has not received written notice from a lessor, of any requirements or demands to drill additional wells on any of the Lease, as applicable, which requirements or demands have not been resolved;

(d) as of the Execution Date, Seller has not received any unresolved written notice seeking to terminate any of the Leases;

(e) none of the Leases contain express provisions obligating Seller to drill any well on the Assets (other than provisions requiring optional drilling as a condition of maintaining or earning all or a portion of a presently non-producing Lease, and other than customary offset drilling provisions);

(f) except for Leases that are held by production or being maintained by continuous drilling or operations clauses, none of the Leases set forth in Exhibit G has a primary term that will expire (or that will require a payment to extend) on or before the 12 month anniversary of the Execution Date; and

(g) (i) no Lease operated by Seller is being maintained in full force and effect by the payment of shut-in royalties or other payments in lieu of operations or production and (ii) to Seller’s Knowledge as of the Execution Date, no Lease in which Seller owns an interest, and which is operated by a Third Party operator, is being maintained in full force and effect by the payment of shut-in royalties or other payments in lieu of operations or production.

8.25 Permits. As of the Execution Date, except as set forth on Schedule 8.25(a) and with respect to any representations and warranties regarding Environmental Law (such matters being addressed exclusively in Section 8.13), and with respect to Assets currently owned or operated by Seller or any of its Affiliates, Seller has, in all material respects, all permits, approvals, consents, licenses, franchises, waivers, variances, registrations, certificates, exemptions and other authorizations, consents and approvals of or from Governmental Authorities (“Permits”) as are necessary to own and operate the Assets. Except as set forth on Schedule 8.25(b), each such Permit is in full force in effect in all material respects, and Seller is in material compliance with all obligations under such Permits. Except as would not have a Material Adverse Effect, Schedule 8.25(b) sets forth, as of the Execution Date, all pending, but not-yet-approved, applications for Permits to drill (“APD”), and all APDs that were previously approved, but have expired and for which an APD extension has been submitted, in each case, held or filed by Seller.

8.26 Payout Balances. Schedule 8.26 sets forth all of the Wells that are subject to a reversion or other adjustment at some level of cost recovery or payout (or passage of time or other event other than termination of a Lease by its terms), and the status of any “payout” balance as of the applicable dates set forth therein.

8.27 Reserved.

8.28 Specified Matters. Except as set forth on Schedule 8.28, there are no Liabilities incurred by, suffered by or owing by Seller or its Affiliates as of the Closing caused by, arising out of, or resulting from the following matters to the extent attributable to the ownership, use or operation of the Assets:

(a) except with respect to any Casualty Losses, any Third Party injury or death or damage of Third Party properties occurring on or with respect to the ownership or operation of any Assets of Seller prior to the Closing Date;

(b) any civil fines or penalties or criminal sanctions imposed on Seller, to the extent resulting from any pre-Closing violation of Law (including any Environmental Law);

(c) any transportation or disposal of Hazardous Substances from any Asset of Seller to a site that is not an Asset prior to Closing that is (or if known, would be) in material violation of applicable Environmental Law or that has given or would give rise to a material Liability under applicable Environmental Law; and

(d) the Excluded Assets.

8.29 Reserved.

8.30 Personal Property. Except as set forth on Schedule 8.30, all of the Personal Property included in the Assets of Seller, is in an operable state of repair adequate to maintain normal operations as currently operated and used by or on behalf of Seller, in each case, in all material respects, ordinary wear and tear excepted.

8.31 Regulatory Matters. Antero Resources (a) is not and has not been operated, or provided services, using any of the Assets in a manner that subjects them, any Third Party operator of the Assets to the jurisdiction of, or regulation by, the Federal Energy Regulatory Commission (i) as a natural gas company under the Natural Gas Act of 1938, 15 U.S.C. § 717, et seq., as amended, and its implementing regulations (other than pursuant to a certificate of limited jurisdiction as described below); (ii) as a common carrier pipeline under the Interstate Commerce Act, 49 U.S.C. § 1, et seq. (1988), and its implementing regulations; or (iii) as an intrastate pipeline transporting gas in interstate commerce pursuant to the Natural Gas Policy Act of 1878, 15 U.S.C. § 3301, et seq., as amended, and the regulations promulgated thereunder; (b) has not held any general or limited jurisdiction certificate of public convenience and necessity issued by the Federal Energy Regulatory Commission other than a blanket sale for resale certificate issued by operation of Law or a blanket certificate issued to permit participation in capacity release transactions; or (c) is or has been subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or local jurisdiction. There is no actual, or to the Knowledge of Antero Resources, threatened taking (whether permanent, temporary, whole or partial) of any Asset or any part of the Assets by reason of condemnation or eminent domain or the threat of condemnation or eminent domain.

8.32 Reserved.

8.33 Reserved.

8.34 Sufficiency of Assets. Other than as set forth on Schedule 8.34, and the Excluded Assets, the Assets constitute all of the assets, properties and rights, tangible or intangible, real or personal, that are reasonably necessary in connection with the ownership or, if applicable, operation the Assets in the same manner as such operations have been historically conducted by Seller and its Affiliates in the Sales Area, in all material respects.

8.35 Gathering System Property.

(a) With respect to each Monroe Gathering Systems Owned Real Property: (i) Seller has Good and Marketable Title to such Monroe Gathering Systems Owned Real Property free and clear of all Encumbrances (except in all cases for Permitted Encumbrances); (ii) except as set forth in Schedule 8.35(a), Seller has not leased or otherwise granted to any Person the right to use or occupy such Monroe Gathering Systems Owned Real Property or any portion such Monroe Gathering Systems Owned Real Property in a manner that restricts Seller’s ability to own and operate the Assets consistent with past practice; and (iii) except as set forth in Schedule 8.35(a), other than the rights of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Monroe Gathering Systems Owned Real Property, in each case of the foregoing clauses (i) through (iii), other than those that, individually or in the aggregate, would not be material.

(b) Except as set forth in Schedule 8.35(b), with respect to each of the Monroe Gathering Systems Leases: (i) such Monroe Gathering Systems Lease is legal, valid, binding, enforceable and in full force and effect with respect to Seller or its Affiliates (subject to Permitted Encumbrances) and with respect to the other parties to the Monroe Gathering Systems Lease in accordance with its terms (subject to proper authorization and execution of such lease by the other party to such lease and the application of any bankruptcy or other creditor’s rights Laws); (ii) Seller’s possession and quiet enjoyment of the Monroe Gathering Systems Leased Real Property under such Monroe Gathering Systems Lease has not been disturbed and there are no pending or, to the Knowledge of the Seller, threatened disputes with respect to such Monroe Gathering System Lease; (iii) Seller is not, nor, to the Knowledge of the Seller, no other party to any Monroe Gathering System Lease is in breach or default under such Monroe Gathering System Lease (which breach or default remains uncured), and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Monroe Gathering System Lease; and (iv) Seller has not subleased, licensed or otherwise granted any Person the right to use or occupy such Monroe Gathering Systems Leased Real Property in a manner that restricts Seller’s ability to own and operate the Assets consistent with past practice, in each case of the foregoing clauses (i) through (iv), other than those that, individually or in the aggregate, would not be material.

(c) Except as set forth on Schedule 8.35(c), Seller has such Rights-of-Way and Permits as are sufficient to conduct the ownership and operation of the Monroe Gathering Systems in all material respects as it is currently conducted in the ordinary course. Except as would not reasonably be expected to be material in the aggregate to Seller’s operations conducted with respect the Monroe Gathering Systems as conducted in the ordinary course prior to the Execution Date, (i) each Right-of-Way is legal, valid, binding, enforceable and in full force and effect with respect to Seller (subject to Permitted Encumbrances) and with respect to the other parties to the Right-of-Way in accordance with its terms (subject to the application of any bankruptcy or other creditor’s rights Laws); (ii) there are no pending or, to the Knowledge of the Seller, threatened, disputes with respect to any Right-of-Way; and (iii) Seller is not nor, to the Knowledge of the Seller, is any other party to any Right-of-Way in breach or default under such Right-of-Way, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Right-of-Way. Except as set forth on Schedule 8.35(c), all pipelines owned or operated by Seller in connection with the Monroe Gathering Systems are located on or are subject to valid Rights-of-Way or are located on Monroe Gathering Systems Owned Real Property or Monroe Gathering Systems Leased Real Property, and there are no gaps in the Rights-of-Way, Monroe Gathering Systems Owned Real Property and Monroe Gathering Systems Leased Real Property, other than gaps, that would not reasonably be expected to be material in the aggregate to Seller’s operations conducted with respect the Monroe Gathering Systems as conducted in the ordinary course prior to the Execution Date.

(d) Except as set forth on Schedule 8.35(d), (i) Seller has Good and Marketable Title to all of the Monroe Gathering Systems, free and clear of all Encumbrances, other than Permitted Encumbrances, and (ii) the Monroe Gathering Systems have been maintained, and currently are, in good repair, working order and operating condition and adequate for present use, ordinary wear and tear, in each case of the foregoing clauses (i) and (ii), except as would not be material.

(e) Seller has made available to the Buyer true, correct and complete copies of all (i) deeds, Monroe Gathering Systems Leases, and other documents and instruments that vest title or other rights in Seller to the Monroe Gathering Systems Owned Real Property and Monroe Gathering Systems Leased Real Property and (ii) Rights-of-Way and other documents and instruments that vest title or other rights in Seller to the Rights-of-Way, in each case, that are material.

(f) There does not exist any pending or, to the Knowledge of the Seller, threatened, condemnation or eminent domain proceedings that affect any of the Monroe Gathering Systems Owned Real Property or Monroe Gathering Systems Leased Real Property.

8.36 Absence of Changes. Except as set forth on Schedule 8.36, since the Effective Time, no Material Adverse Effect as occurred.

8.37 Lease Operating Statements. Except as would not have a Material Adverse Effect, the information set forth in the lease operating statements with respect to the Properties owned by Seller set forth in Schedule 8.37 is true and accurate in all material respects for the time periods covered thereby, subject to the ordinary course reconciliations.

8.38 Employee Benefit Plans.

(a) Schedule 8.38 sets forth a complete and correct list of all material Benefit Plans.

(b) Each Benefit Plan has been established, funded, maintained, operated and administered, in all material respects, in accordance with its terms and in compliance with all applicable requirements of ERISA, the Code and any other applicable Laws. There are no pending or, to the Seller’s Knowledge, threatened actions, suits, litigation, audits, investigations or claims (other than routine claims for benefits) relating to any Benefit Plan involving a Business Employee. Each Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service with respect to its form, or may rely upon a favorable opinion letter from the Internal Revenue Service, and no event has occurred and no condition exists that could be reasonably likely to adversely affect the qualification of such Benefit Plan.

(c) No Benefit Plan is, and the Sellers have no Liability or obligation relating to the Assets or Business Employees with respect to any: (i) employee benefit plan that is or was (during the six year period preceding the date of this Agreement) subject to Title IV of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA, or (iii) plan, agreement or arrangement providing for post-termination or post-retirement health or welfare benefits to any Person other than as required under Section 4980B of the Code or any similar applicable state Law. None of the Assets are subject to a lien arising under ERISA, and the business related to the Assets does not have any Liability or obligation as a consequence of at any relevant time being considered a single employer under Section 414 of the Code with any other Person.

(d) No payment or benefit that could be made with respect to any Business Employee who is a “disqualified individual” (as defined under Section 280G of the Code) could constitute an “excess parachute payment” within the meaning of Section 280G of the Code or result in the imposition of an excise Tax under Section 4999 of the Code.

8.39 Labor and Employment Matters.

(a) Schedule 8.39(a) sets forth a complete and accurate list of the (i) name and (ii) job title of each Business Employee. Seller has made available to Buyer a true, correct and complete list that contains, for each Business Employee: (i) position to which such employee reports (e.g., Lease Operator III reports to Production Superintendent); (ii) primary work location; (iii) base annualized salary or hourly wage rate (as applicable); (iv) exempt or non-exempt status; (v) active or inactive status (and as applicable, anticipated return date); (vi) full-time or part-time status; (vii) visa status (as applicable); (viii) date of hire; and (ix) designation as field or non-field employee.

(b) The Seller, with respect to the Assets, is neither party to, nor bound by, any Labor Agreement; there are no Labor Agreements that pertain to any of the Business Employees with respect to their employment with Seller, and none are currently being negotiated; and no Business Employees are represented by any labor union, labor organization, works council, employee representative or group of employees with respect to their employment with the Seller. To Seller’s Knowledge, in the past three (3) years, there have been no labor organizing activities with respect to any current or former Business Employees with respect to their employment with the Seller. In the past three (3) years, there has been no actual or, to Seller’s Knowledge, threatened unfair labor practice charges, material labor grievances, material labor arbitrations, strikes, lockouts, material work stoppages or slowdowns, picketing, hand billing or other material labor disputes against the Seller or affecting the Assets.

(c) With respect to the Assets and current and former Business Employees, the Seller is, and for the last three (3) years has been, in compliance, in all material respects, with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification and treatment of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment discrimination, harassment, retaliation, restrictive covenants, pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), workers’ compensation, labor relations, employee leave issues, employee trainings and notices, affirmative action, child labor, automated employment decision tools and other artificial intelligence and unemployment insurance.

(d) Except as would not result in material Liability for the Assets: (i) the Seller has fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that have come due and payable to current or former Business Employees and independent contractors of the Seller under applicable Laws, Contract or the Seller’s policy; and (ii) each individual who is providing or within the past three (3) years has provided services with respect to the Assets and is or was classified and treated as an independent contractor, consultant, leased employee or other non-employee service provider, is and has been properly classified and treated as such for all applicable purposes.

8.40 Affiliate Arrangements. Except as set forth on Schedule 8.40, there are no Affiliate Arrangements relating to the Assets or the ownership, operation, development or use of the Assets that, in each case, will (a) not be terminated on or prior to the Closing, and (b) be applicable to, binding upon or otherwise burden any of the Assets or the ownership, operation, development or use of the Assets from and after the Closing.

ARTICLE IX

REPRESENTATIONS AND WARRANTIES OF BUYER

Each of Infinity and NOG represents and warrants to Seller, on a several, and not joint and several, basis, as of the Execution Date as follows:

9.1 Organization, Existence and Qualification. Such Buyer is a limited liability company or corporation, as applicable, duly formed and validly existing under the Laws of the jurisdiction of its formation and such Buyer has all requisite power and authority to own and operate its property and to carry on its business as now conducted. Such Buyer is duly licensed or qualified to do business as a foreign limited liability company or corporation, as applicable, in all jurisdictions in which it carries on business or owns assets and such qualification is required by Law except where the failure to be so qualified would not reasonably be expected to have a material adverse effect upon the ability of such Buyer to consummate the transactions contemplated by this Agreement. Such Buyer is duly licensed or qualified to do business in Ohio.

9.2 Authority, Approval and Enforceability. Such Buyer has full power and authority to enter into and perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein. The execution, delivery and performance by such Buyer of this Agreement have been duly and validly authorized and approved by all necessary limited liability company or corporate, as applicable, action on the part of such Buyer. This Agreement is, and the Transaction Documents to which Buyer is a party when executed and delivered by such Buyer will be, the valid and binding obligation of such Buyer and enforceable against such Buyer in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

9.3 No Conflicts. Assuming receipt of all consents and approvals from Third Parties (including in connection with the HSR Act) in connection with the transactions contemplated by this Agreement, the execution, delivery and performance by such Buyer of this Agreement and the consummation of the transactions contemplated herein will not (a) conflict with, violate or result in a breach of any provisions of the organizational or other governing documents of such Buyer, (b) result in (with or without the giving of notice, or passage of time or both) a default or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or other material agreement to which such Buyer is a party or by which such Buyer or any of its property may be bound or (c) violate any Law applicable to such Buyer or any of its property, except in the case of clauses (b) and (c) where such default, Encumbrance, termination, cancellation, acceleration or violation would not have a material adverse effect upon the ability of such Buyer to consummate the transactions contemplated by this Agreement or perform its obligations hereunder.

9.4 Consents. Except for compliance with the HSR Act, if applicable, there are no consents or other restrictions on assignment, including requirements for consents from Third Parties to any assignment (in each case) that such Buyer is required to obtain in connection with the transfer of the Assets from Seller to such Buyer or the consummation of the transactions contemplated by this Agreement by such Buyer.

9.5 Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership proceedings pending, being contemplated by or, to such Buyer’s Knowledge, threatened in writing against such Buyer or any Affiliate thereof.

9.6 Litigation. There is no suit, action or litigation by any Person by or before any Governmental Authority, and no arbitration proceedings, (in each case) pending, or to such Buyer’s Knowledge, threatened in writing, against such Buyer, that would have a material adverse effect upon the ability of such Buyer to consummate the transactions contemplated by this Agreement or perform its obligations hereunder.

9.7 Financing.

(a) Such Buyer (i) has, as of the Execution Date, sufficient cash on hand to enable such Buyer to fund the respective Buyer Pro Rata Share of Deposit on the Execution Date and (ii) has, or will have as of the Closing Date, sufficient cash, available lines of credit or other sources of immediately available funds (in Dollars) (which may include, for the avoidance of doubt, proceeds of the Debt Financing and Other Sources) for the satisfaction of all of such Buyer’s respective Buyer Pro Rata Share of obligations under this Agreement, including (A) paying the Purchase Price at Closing and (B) paying all fees and expenses of such Buyer and its Affiliates (and to the extent such Buyer is responsible therefor under this Agreement, any other Person) related to the transactions contemplated by this Agreement (collectively, the “Funding Requirements”). Such Buyer acknowledges and agrees that the obligations of Buyer under this Agreement are not in any way contingent upon or otherwise subject to Buyer’s consummation of any financing arrangement or obtaining any financing or the availability, grant, provision or extension of any financing (in each case, including the Debt Financing and any Alternative Financing) to Buyer.

(b) As of the Execution Date, Infinity has received and delivered to Seller an executed debt commitment letter, dated as of the date hereof (including all exhibits, schedules and annexes thereto collectively, the “Debt Commitment Letter”) and all fee letters associated therewith (as amended, supplemented, extended, replaced or otherwise modified from time to time in accordance with the terms hereof, collectively, the “Fee Letter”) (provided that provisions in the Fee Letter related to fees, economic terms and “market flex” terms may be redacted in customary fashion (none of which redacted provisions could reasonably be expected to impose additional conditions or contingencies on the availability of the Debt Financing at the Closing)), pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions set forth therein, to provide to Infinity the amount of debt financing set forth therein to fund the Funding Requirements. Infinity has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date hereof. As of the Execution Date, the Debt Commitment Letter is a legal, valid and binding obligation of Infinity, and to the knowledge of Infinity, each other party thereto, and is in full force and effect, enforceable against Infinity and, to the knowledge of Infinity, the other parties thereto, in each case, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application from time to time in effect that affect creditors’ rights generally and (ii) general principles of equity, and has not been amended, modified, withdrawn, terminated or rescinded in any respect, and no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach thereunder on the part of Infinity, or to the knowledge of the Infinity, any other party thereto. As of the Execution Date, no amendment or modification to, or withdrawal, termination or rescission of, the Debt Commitment Letter is currently contemplated by Infinity or any of its Affiliates or, to the knowledge of Infinity, any Debt Financing Source, and the commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect. As of the Execution Date, there are no side letters or other agreements to which Infinity is party related to the funding of the Debt Financing other than as expressly set forth in the Debt Commitment Letter and the Fee Letter that would impose any new conditions or expand the existing conditions to the Debt Financing Sources’ provision of the Financing at the Closing or that would otherwise materially and adversely affect or delay the availability of the Financing at the Closing. The funding of the full amount of the Debt Financing contemplated by the Debt Commitment Letter is not subject to any conditions or other contingencies other than as set forth expressly therein.

9.8 Regulatory. Such Buyer is qualified to own and, with respect to Infinity or its applicable Affiliate which shall operate the Assets following Closing, as of the Closing Date, assume operatorship of oil, gas and mineral leases in all jurisdictions where the Assets are located, and the consummation of the transactions contemplated by this Agreement will not cause such Buyer to be disqualified as such an owner or, with respect to Infinity or its applicable Affiliate, operator. To the extent required by any applicable Laws, (a) Infinity or its applicable Affiliate, shall, as of the Closing Date, hold all lease bonds, letters of credit, guarantees or any other surety instruments as may be required by, and in accordance with, all applicable Laws governing the ownership and operation of the Assets and (b) such Buyer shall, as of the Closing Date, have filed any and all required reports necessary for such ownership and, with respect to Infinity or its applicable Affiliate, operation with all Governmental Authorities having jurisdiction over such ownership and operation.

9.9 Independent Evaluation. Buyer is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties and related facilities. In making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has (a) relied on the representations and warranties of Seller set forth in Article VIII and (b) relied on its own independent investigation and evaluation of the Assets and the advice of its own legal, Tax, economic, environmental, engineering, geological and geophysical advisors and not on any comments, statements, projections or other material made or given by any representative, consultant or advisor of Seller. Buyer acknowledges and affirms that on or prior to Closing, assuming Seller’s compliance with the terms of this Agreement, Buyer will have completed its independent investigation, verification, analysis, and evaluation of the Assets and made all such reviews and inspections of the Assets as it has deemed necessary or appropriate to consummate the transaction contemplated hereunder; provided, however, that no such investigation, verification, analysis or evaluation (or absence thereof) shall reduce, modify, release or waive any of Seller’s obligations or Liabilities hereunder or under any of the other Transaction Documents. BUYER UNDERSTANDS AND ACKNOWLEDGES THAT NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER GOVERNMENTAL AUTHORITY HAS PASSED UPON THE ASSETS OR MADE ANY FINDING OR DETERMINATION AS TO THE FAIRNESS OF AN INVESTMENT IN THE ASSETS OR THE ACCURACY OR ADEQUACY OF THE DISCLOSURES MADE TO BUYER, AND, EXCEPT AS SET FORTH IN ARTICLE XIII, BUYER IS NOT ENTITLED TO CANCEL, TERMINATE OR REVOKE THIS AGREEMENT, WHETHER DUE TO THE INABILITY OF BUYER TO OBTAIN FINANCING OR PAY THE PURCHASE PRICE, OR OTHERWISE.

9.10 Brokers’ Fees. Such Buyer has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Seller or Seller’s Affiliates shall have any responsibility.

9.11 Accredited Investor. Such Buyer is an “accredited investor,” as such term is defined in Regulation D of the Securities Act and will acquire the Assets for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act, any applicable state blue sky Laws or any other applicable securities Laws.

9.12 Due Diligence. Without limiting or impairing any representation, warranty, covenant or agreement of Seller contained in this Agreement, the documents to be delivered by Seller at Closing, Buyer’s rights under Section 10.4, Buyer’s rights under the R&W Insurance Policy and/or Buyer’s rights under Article V and Article VI, without limiting the generality of the foregoing, as of the Closing Date, and assuming Seller’s compliance with the terms of this Agreement, Buyer and its representatives have: (a) been permitted reasonable access to all materials relating to the Assets; (b) been afforded the opportunity to ask questions of Seller (or Seller’s representatives) concerning the Assets; (c) been afforded the opportunity to investigate the condition of the Assets; and (d) had the opportunity to take such other actions and make such other independent investigations as Buyer deems necessary to evaluate the Assets and understand the merits and risks of an investment therein and to verify the truth, accuracy and completeness of the materials, documents and other information provided or made available to Buyer (whether by Seller or otherwise). WITHOUT LIMITATION OF BUYER’S RIGHTS UNDER THE R&W INSURANCE POLICY, BUYER’S RIGHTS UNDER SECTION 10.4, AND/OR BUYER’S RIGHTS UNDER ARTICLE V AND ARTICLE VI, AND ABSENT FRAUD, BUYER WAIVES ANY CLAIMS ARISING OUT OF ANY MATERIALS, DOCUMENTS OR OTHER INFORMATION PROVIDED OR MADE AVAILABLE TO BUYER OR ANY OF BUYER’S REPRESENTATIVES (WHETHER BY SELLER OR OTHERWISE), WHETHER UNDER THIS AGREEMENT, AT COMMON LAW, BY STATUTE OR OTHERWISE.

9.13 Business Use, Bargaining Position. Buyer is purchasing the Assets for commercial or business use. Buyer is not in a significantly disparate bargaining position with Seller. BUYER FURTHER RECOGNIZES THAT SELLER, IN DETERMINING TO PROCEED WITH ENTERING INTO THIS AGREEMENT, HAS EXPRESSLY RELIED ON THE PROVISIONS OF THIS ARTICLE IX.

ARTICLE X

BUYER’S CONDITIONS TO CLOSING

The obligations of Buyer to consummate the transactions provided for herein are subject, at the option of Buyer, to the fulfillment by Seller or waiver by Buyer, on or prior to Closing, of each of the following conditions:

10.1 Representations. (a) Each of the Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date) and (b) each of the other representations and warranties of Seller set forth in Article VIII (other than the Fundamental Representations) shall be true and correct in all respects on and as of the Closing Date, with the same force and without giving effect to any qualifiers as to materiality, Material Adverse Effect or material adverse effect as though such representations and warranties had been made or given on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except with respect to clause (b), for those breaches, if any, of such representations and warranties that in the aggregate would not have a Material Adverse Effect.

10.2 Performance. Seller shall have performed or complied, in all material respects, with all obligations, agreements and covenants contained in this Agreement as to which performance or compliance by Seller is required prior to or at the Closing Date.

10.3 No Legal Proceedings. (a) No suit, action or other proceeding by any Third Party shall be pending before any Governmental Authority (i) seeking to restrain, prohibit, enjoin or declare illegal, or (ii) seeking substantial damages in connection with, in each case, the transactions contemplated by this Agreement, and (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Authority preventing or attempting to prevent the consummation of the transactions contemplated by this Agreement.

10.4 Title Defects and Environmental Defects. The sum of (a) all Title Defect Amounts (less the sum of all offsetting Title Benefit Amounts) as agreed upon by Seller and Buyer or finally determined pursuant to Section 5.2(h) and Section 13.1(f), plus (b) all Remediation Amounts for Environmental Defects as agreed upon by Seller and Buyer or finally determined pursuant to Section 6.1(f) and Section 13.1(f), plus (c) all reductions to the Purchase Price pursuant to Section 5.4(b) and Section 5.4(c), plus (d) the amount of all Casualty Losses occurring between the Execution Date and Closing as provided in Section 5.3 be less than twenty-five percent (25%) of the Purchase Price.

10.5 Closing Certificate. Seller shall have executed and delivered to Buyer an officer’s certificate, dated as of the Closing Date and substantially in the form of Exhibit M (the “Seller Closing Certificate”), certifying that the conditions set forth in Section 10.1 and Section 10.2 have been fulfilled and, if applicable, any exceptions to such conditions that have been waived by Buyer.

10.6 Closing Deliverables. Seller shall be ready, willing and able to deliver to Buyer at the Closing the documents and items required to be delivered by Seller under Section 12.4.

10.7 HSR Act. If applicable, all waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.

10.8 Concurrent PSA. The “Closing” as defined in the Concurrent PSA shall occur simultaneously with the Closing hereunder.

ARTICLE XI

SELLER’S CONDITIONS TO CLOSING

The obligations of Seller to consummate the transactions provided for herein are subject, at the option of Seller, to the fulfillment by Buyer or waiver by Seller on or prior to Closing of each of the following conditions:

11.1 Representations. Each of the representations and warranties of Buyer set forth in Article IX shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date).

11.2 Performance. Buyer shall have performed or complied with, in all material respects, all obligations, agreements and covenants contained in this Agreement as to which performance or compliance by Buyer is required prior to or at the Closing Date.

11.3 No Legal Proceedings. (a) No suit, action or other proceeding by any Third Party shall be pending before any Governmental Authority (i) seeking to restrain, prohibit, enjoin or declare illegal, or (ii) seeking substantial damages in connection with, in each case, the transactions contemplated by this Agreement, and (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Authority preventing or attempting to prevent the consummation of the transactions contemplated by this Agreement.

11.4 Title Defects and Environmental Defects. The sum of (a) all Title Defect Amounts (less the sum of all offsetting Title Benefit Amounts) as agreed upon by Seller and Buyer or finally determined pursuant to Section 5.2(h) and Section 13.1(f), plus (b) all Remediation Amounts for Environmental Defects as agreed upon by Seller and Buyer or finally determined pursuant to Section 6.1(f) and Section 13.1(f), plus (c) all reductions to the Purchase Price pursuant to Section 5.4(b) and Section 5.4(c), plus (d) the amount of all Casualty Losses occurring between the Execution Date and Closing as provided in Section 5.3 be less than twenty-five percent (25%) of the Purchase Price.

11.5 Closing Certificate. Buyer shall have executed and delivered to Seller an officer’s certificate, dated as of the Closing Date and substantially in the form of Exhibit N (the “Buyer Closing Certificate”), certifying that the conditions set forth in Section 11.1 and Section 11.2 have been fulfilled (and, if applicable, any exceptions to such conditions that have been waived by Seller).

11.6 Closing Deliverables. Buyer shall be ready, willing and able to deliver to Seller at the Closing the documents and items required to be delivered by Buyer under Section 12.4.

11.7 HSR Act. If applicable, all waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.

11.8 Concurrent PSA. The “Closing” as defined in the Concurrent PSA shall occur simultaneously with the Closing hereunder.

ARTICLE XII

CLOSING

12.1 Date of Closing. Subject to the conditions set forth in this Agreement, the sale by Seller and the purchase by Buyer of the Assets pursuant to this Agreement (the “Closing”) shall occur on 11:00a.m. (Eastern Time) on February 23, 2026 (the “Scheduled Closing Date”), or such other date as Buyer and Seller may agree upon in writing; provided that if the conditions to Closing in Article X and Article XI have not yet been satisfied or waived by the Scheduled Closing Date, then Closing shall occur five (5) Business Days after such conditions have been satisfied or waived, but in no event later than the Outside Date. The date Closing actually occurs shall be the “Closing Date”.

12.2 Place of Closing. Closing shall be held at the office of Vinson & Elkins LLP in Houston, Texas, or by such other means as agreed to in writing by the Parties.

12.3 Failure to Close. If the conditions to Closing under Article X with respect to Buyer and under Article XI with respect to Seller, as applicable, have been satisfied or waived on or before the Outside Date, and such Party fails to close, such Party failing to close shall be deemed to be in Willful Breach of the obligations it has undertaken hereunder to perform at Closing and shall be subject to the provisions of Article XIII below.

12.4 Closing Obligations. At Closing, the following documents shall be delivered and the following events shall occur, the execution of each document and the occurrence of each event being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

(a) Seller and Buyer shall execute, acknowledge and deliver the Assignment and Deed in sufficient counterparts to facilitate recording in the applicable counties where the Assets are located.

(b) Seller and Buyer shall execute and deliver the Preliminary Settlement Statement.

(c) Seller shall deliver evidence reasonably satisfactory to Buyer that the Transferred Vehicles have been released from Seller’s lease contract and transferred to Infinity, subject only to the occurrence of Closing.

(d) Seller and Buyer shall deliver an executed counterpart of a joint written instruction directing the Escrow Agent to (i) release to Seller an amount equal to (A) the Deposit (plus and interest), minus (B) the Defect Escrow Amount (unless actually funded in lieu or netting the Deposit), and (ii) redesignate the Escrow Account as the Defect Escrow Account, if applicable.

(e) Seller shall deliver a duly completed and executed IRS Form W-9 of each Seller (or, if such Seller is treated as an entity disregarded as separate from its regarded tax owner for U.S. federal income tax purposes, the Person that is treated as its regarded tax owner for such purpose with such Seller’s name listed on line 2).

(f) Infinity and NOG shall each deliver to Seller, to the account designated in the Preliminary Settlement Statement, by direct bank or wire transfer in same day funds, such Buyer’s respective Buyer Pro Rata Share of the (i) Adjusted Purchase Price; minus (ii) the Deposit; minus (iii) the Defect Escrow Amount (if any).

(g) if applicable, Infinity and NOG shall each deliver to the Escrow Agent by wire transfer to the Escrow Account such Buyer’s respective Buyer Pro Rata Share of an amount equal to the amount by which (i) the sum of: (A) the aggregate disputed Title Defect Amount; plus (B) the aggregate disputed Remediation Amount; plus (C) the aggregate amount of alleged Title Defect Amounts associated with Title Defects that Seller has elected to cure pursuant to Section 5.2(c)(iv) that are not yet cured as of the Closing Date (collectively, the “Defect Escrow Amount”) exceeds (ii) the Deposit.

(h) Seller shall deliver letters in lieu of transfer orders, prepared by Seller and reasonably acceptable to Buyer, directing all purchasers of production to make payment to Buyer of proceeds attributable to production from the Assets from and after the Effective Time, for delivery by Buyer to the purchasers of production.

(i) Seller and Buyer shall execute and deliver all forms and applications, prepared by Buyer and reasonably acceptable to Seller, required or permitted by Law or any applicable Governmental Authorities designating Buyer or Infinity (or its designee), as applicable, as owner and/or operator of record, as applicable, with respect to the Assets, including all items required by R.C. 1509.31.

(j) Seller and Buyer shall execute and deliver assignments, on appropriate forms prepared by Seller and reasonably acceptable to Buyer, of state and of federal Leases comprising portions of the Assets, if any, in sufficient counterparts to facilitate filing with the applicable Governmental Authority.

(k) Buyer shall furnish evidence that the requirements to own and/or operate the Assets, including bonds, letters of credit, guarantees and other surety instruments set forth on Schedule 7.2, from any Governmental Authority having jurisdiction, or as required by any Applicable Contract, have been satisfied.

(l) Seller shall deliver the executed Seller Closing Certificate.

(m) Buyer shall deliver the executed Buyer Closing Certificate.

(n) Seller and Buyer shall deliver an executed counterpart of the Transition Services Agreement.

(o) Seller shall deliver applicable release documents (including draft UCC-3 statements) in form and substance reasonably satisfactory to Buyer (including authorizations from the applicable secured party, lienholder or mortgagee for Buyer or its designee to file or record any and all such releases and terminations) necessary to evidence the release and termination of any Encumbrance burdening the Assets arising under any Debt Instruments in sufficient counterparts for recordation in each of the counties in which the Assets are located or other applicable jurisdiction, in each case and for the avoidance of doubt, excluding all Permitted Encumbrances (the “Lien Releases”).

(p) Reserved.

(q) Antero Resources and Infinity shall each execute and deliver all documents and take all other actions required to be taken by such Party upon the Closing as and to the extent provided in the Capacity Side Letter.

(r) Seller and Buyer shall execute and deliver any other agreements, instruments and documents which are required by other terms of this Agreement to be executed and/or delivered at Closing.

12.5 Records. In addition to the obligations set forth under Section 12.4 above, but notwithstanding anything herein to the contrary, no later than ninety (90) days following the Closing Date, at Buyer’s sole cost and expense, Seller shall make available to Buyer the copies of the Records for pickup from Seller’s offices during normal business hours.

12.6 Recording. As soon as practicable after Closing, Buyer, at its sole cost, shall record the Assignment and Deed in the appropriate counties and provide Seller with copies of the recorded Assignment.

12.7 Post-Closing Obligations.

(a) Buyer, at its sole cost, shall no later than thirty (30) days after Closing, do the following, provided that Seller agrees to reasonably cooperate with Buyer at Buyer’s sole cost and expense (x) in its performance of the following and (y) with the preparation of all documents and applications required in the following:

(i) file for approval with any Governmental Authorities having jurisdiction (including state, federal, tribal, and local) the transfer documents required to effectuate the transfer of the Assets, including a Form 7 with Ohio Department of Natural Resources Division of Oil and Gas Resources Management;

(ii) execute, acknowledge (if necessary) and exchange, as applicable, any applications necessary to transfer to Buyer any transferable Permits to which the Assets are subject and that Seller has agreed to transfer under this Agreement;

(iii) without limiting any of Seller’s remedies under this Agreement for such matters that are required to be completed by Buyer at or prior to Closing hereunder, file all appropriate forms, declarations and bonds, letters of credit, guarantees or other surety instruments (or other authorized forms of security) with all applicable Governmental Authorities and third parties relative to Buyer’s assumption of operations or the transfer of the Assets;

(iv) prepare and execute (and deliver to Seller for execution as applicable) and deliver to applicable Governmental Authorities appropriate change of operator notices and third-party ballots required under applicable operating agreements or pooling or unitization order;

(v) if applicable, send notices to vendors supplying goods and services for the Assets and to the operator of such Assets of the assignment of such Assets to Buyer; and

(vi) actively pursue all other consents and approvals that may be required in connection with the assignment of the Assets to Buyer and the assumption of the Liabilities assumed by Buyer hereunder, that, in each case, shall not have been obtained prior to Closing. Buyer obligates itself to take any and all action required by any Governmental Authority in order to obtain such unconditional approval, including the posting of any and all bonds, letters of credit, guarantees or other surety instruments that may be required in excess of its existing lease, pipeline or area-wide bond.

(b) To the extent necessary, the Parties shall revise the information included on any applicable exhibit to the Assignment to comply with the recording requirements of the applicable county or to correct manifest errors.

(c) Each Party agrees to provide the other Party with approved copies of the documents contemplated by this Section 12.7, as soon as they are available.

(d) As promptly as practicable, but in any case within sixty (60) days after the Closing Date, Buyer shall eliminate the names Antero, Antero Resources, Antero Midstream LLC, Antero Resources Corporation, Antero Minerals LLC, Monroe Pipeline LLC and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

ARTICLE XIII

TERMINATION; DEFAULT AND REMEDIES

13.1 Right of Termination. This Agreement and the transactions contemplated herein may be terminated at any time prior to Closing:

(a) by the mutual written agreement of the Parties;

(b) by delivery of written notice from Buyer to Seller if any of the conditions set forth in Article X (other than the conditions set forth in Section 10.3, Section 10.4 or Section 10.7) have not been satisfied by Seller (or waived by Buyer) on or before the Outside Date;

(c) by delivery of written notice from Seller to Buyer if any of the conditions set forth in Article XI (other than the conditions set forth in Section 11.3, Section 11.4 or Section 11.7) have not been satisfied by Buyer (or waived by Seller) on or before the Outside Date;

(d) by either Party delivering written notice to the other Party if any of the conditions set forth in Section 10.3, Section 10.7, Section 11.3 or Section 11.7 are not satisfied or waived by the applicable Party on or before the Outside Date;

(e) by either Party, at any time at and after the Scheduled Closing Date, if (i) the conditions set forth in Article X and Article XI (other than those conditions that by their terms are to be satisfied at Closing) have been satisfied or waived in accordance with this Agreement, (ii) such Party has indicated in writing to the other Party that (A) the conditions set forth in Article X or Article XI, as applicable, have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and (B) such Party stands, and will stand (through the period specified below in clause (iii) below) ready, willing and able to consummate the Closing, and (iii) the other Party shall have failed to consummate the Closing by the close of business on the third (3rd) Business Day following the other Party’s receipt of such written notification;

(f) by (i) Buyer if the condition set forth in Section 10.4 has not been satisfied on or before the Scheduled Closing Date or (ii) by Seller if the condition set forth in Section 11.4 has not been satisfied on or before the Scheduled Closing Date; provided that, if a Party notifies the other Party of its intention to terminate this Agreement pursuant to this Section 13.1(f), such other Party may, prior to giving effect to such termination, elect by written notice to submit all unresolved disputes with respect to the existence, extent or amount of any Title Defects, Title Defect Amounts, Title Benefits, Title Benefit Amounts, Environmental Defects, Remediation Amounts for resolution by the applicable arbitrators in accordance with Section 5.2(h) or Section 6.1(f), as applicable, (mutatis, mutandis), for the sole and exclusive purpose of determining whether the condition in Section 10.4 or Section 11.4, as applicable, has been satisfied. In such case, the Parties shall select the arbitrators, as applicable, within five Business Days of the delivery of the notice to pursue dispute resolution, each Party shall submit such Party’s position to the arbitrators, as applicable, within ten Business Days of the delivery of such notice and each Party shall instruct the arbitrators, as applicable, to deliver its determination of the existence and/or values of such disputed matters within 10 days of delivery of such notice. If any such notice to compel dispute resolution is delivered, no termination pursuant to this Section 13.1(f), shall be effective (and the Scheduled Closing Date shall be tolled) until final resolution of such arbitration. Nothing herein shall prevent Buyer from electing to waive or withdraw any asserted Title Defect or Environmental Defect at any time prior to termination of this Agreement; and

(g) by delivery of written notice from Seller to Buyer if Buyer fails to fund the Deposit in accordance with Section 3.2 provided, however, that no Party shall have the right to terminate this Agreement pursuant to clauses (b), (c), or (e) above if such Party or its Affiliates are at such time in material breach of any provision of this Agreement.

13.2 Effect of Termination. If this Agreement is terminated pursuant to any provision of Section 13.1, then, except as provided in this Section 13.2 (and except for the provisions of Section 14.10, Article IV, this Article XIII, and Article XVI and such defined terms in Section 1.1 necessary to give context to the surviving provisions, all of which shall survive and continue in full force and effect in accordance with the applicable statute of limitations), this Agreement shall forthwith become void and of no further force or effect and the Parties shall have no liability or obligation hereunder.

(a) If Seller has the right to terminate this Agreement pursuant to Section 13.1(c) because of a Willful Breach by Buyer of this Agreement, or pursuant to Section 13.1(e), Seller shall be entitled to, as its sole and exclusive remedy, terminate this Agreement pursuant to Section 13.1 and receive the Deposit, and any interest thereon, as liquidated damages, and not as a penalty, for such termination, free and clear of any claims thereon by Buyer. Within two (2) Business Days of Seller’s election to terminate, the Parties shall execute and deliver (or cause to be delivered) to the Escrow Agent a joint instruction letter directing the Escrow Agent to release to Seller the Deposit, and any interest thereon, free and clear of any claims by Buyer under this Agreement or otherwise. Following such termination, Seller shall be free to enjoy immediately all rights of ownership of the Assets and to sell, transfer, encumber, or otherwise dispose of the Assets to any Person without any restriction under this Agreement. The Parties acknowledge and agree that Seller’s actual Liabilities for Buyer’s material breach of this Agreement would be difficult or impossible to ascertain with reasonable certainty and agree that the Deposit would be a good faith estimate of the actual damages reasonably expected to result from such termination. The remedies provided in this Section 13.2(a) shall be Seller’s sole and exclusive remedy if Seller elects to terminate pursuant to Section 13.1(c) or Section 13.1(e) or for any other breach of this Agreement by Buyer (other than those provisions that are expressly provided in Section 13.2 to survive termination) in the event the Closing does not occur (and Seller for itself and for its Affiliates hereby expressly waives any other remedy and damages of any kind against Buyer or its Affiliates at law or equity).

(b) If Buyer has the right to terminate this Agreement pursuant to Section 13.1(b) because of a Willful Breach by Seller of this Agreement, or Section 13.1(e) above, Buyer shall be entitled to, as its sole and exclusive remedy, (i) terminate this Agreement pursuant to Section 13.1 and receive the Deposit and seek to recover from Seller reimbursement all out of pocket expenditures actually paid by Buyer to third parties, excluding any hedging fees or losses incurred by Buyer, up to but not exceeding the amount of the Deposit, or (ii) in lieu of termination of this Agreement, seek the specific performance of Seller hereunder without posting any bond or the necessity of proving the inadequacy as a remedy of monetary damages. If Buyer is entitled to the return of the Deposit pursuant to this Section 13.2(b), then (1) within two (2) Business Days of Buyer’s election, the Parties shall execute and deliver (or cause to be delivered) to the Escrow Agent a joint instruction letter directing the Escrow Agent to release the Deposit, and any interest thereon, to Infinity and NOG in accordance with their respective Buyer Pro Rata Shares, free and clear of any claim thereto by Seller under this Agreement or otherwise and (2) Seller shall be free to enjoy immediately all rights of ownership of the Assets and to sell, transfer, encumber, or otherwise dispose of the Assets to any Person without any restriction under this Agreement.

(c) If this Agreement is terminated for any reason other than as set forth in Section 13.2(a) or Section 13.2(b), then the Parties shall have no liability or obligation hereunder as a result of such termination (other than with respect to those provisions that are expressly provided in this Section 13.2 to survive termination), and within five (5) Business Days of the date this Agreement is terminated, the Parties shall execute and deliver (or cause to be delivered) to the Escrow Agent a joint instruction letter directing the Escrow Agent to release the Deposit and any interest thereon to Infinity and NOG in accordance with their respective Buyer Pro Rata Shares, free and clear of any claim thereto by Seller under this Agreement or otherwise.

(d) Subject to the foregoing, upon the termination of this Agreement neither Party shall have any other liability or obligation hereunder and following any termination of this Agreement, Seller shall be free to all the rights and benefits associated with the ownership of the Assets, including the right to sell the Assets at Seller’s discretion, without any claim by Buyer with respect thereto.

(e) The Parties each acknowledge and agree that if Buyer elects its right to seek specific performance, injunctive relief or other equitable remedies pursuant to Section 13.2(b), as applicable (1) no adequate remedy at law would exist for Buyer and damages would be difficult to determine therefor, (2) Buyer is entitled to specific performance, injunctive relief and other equitable remedies of, from or against Seller to enforce the performance by Seller of its obligations under this Agreement to consummate the transactions contemplated by this Agreement (and proceed with the Closing), and the Parties hereby consent and agree to such specific performance, injunctive relief, and other equitable remedies without the necessity of proving the inadequacy of money damages as a remedy and (3) Seller shall not oppose the granting of such specific performance, injunctive relief and other equitable remedies with respect to Buyer’s rights thereto under Section 13.2(b), to specifically enforce the performance by Seller of its obligations under this Agreement to consummate the transactions contemplated by this Agreement (and proceed with the Closing).

13.3 Return of Documentation and Confidentiality. In addition to any obligations under the Confidentiality Agreement, upon termination of this Agreement, Buyer shall promptly return or destroy (and provide written certification of such return or destruction) to Seller all title, engineering, geological and geophysical data, environmental assessments and/or reports, maps, documents and other information furnished by Seller to Buyer or prepared by or on behalf of Buyer in connection with its due diligence investigation of the Assets and Buyer shall not retain any copies, extracts or other reproductions in whole or in part of such documents and information. An officer of Buyer shall certify Buyer’s compliance with this Section 13.3 to Seller in writing.

ARTICLE XIV

ASSUMPTION; INDEMNIFICATION; SURVIVAL

14.1 Assumption by Buyer. Without limiting Buyer’s rights with respect the R&W Insurance Policy, for Seller’s Fraud and Buyer’s rights and remedies under Article V and Article VI and Seller’s special warranty of Defensible Title in the Instruments of Conveyance, from and after the Closing, (x) Infinity assumes and hereby agrees to, fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid and discharged) any and all Liabilities, damages and obligations, whether known or unknown, arising from, based upon, related to, or associated with the Infinity Assets, but excluding, for the avoidance of doubt, the Retained Consent Decree Obligations and those matters set forth on Schedule 14.3 (collectively, the “Infinity Assumed Obligations”), and (y) NOG assumes and hereby agrees to, fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid and discharged) any and all Liabilities, damages and obligations, whether known or unknown, arising from, based upon, related to, or associated with the NOG Assets, but excluding, for the avoidance of doubt, those matters set forth on Schedule 14.3 (collectively, the “NOG Assumed Obligations” and, together with the Infinity Assumed Obligations, the “Assumed Obligations”) in each case of clauses (x) and (y), whether attributable to any period prior to, at, or after the Effective Time and excluding, for the avoidance of doubt, any Liabilities or obligations relating to any Benefit Plans, including any and all Liabilities and obligations: (a) attributable to or resulting from the use, maintenance, ownership, or operation of the Assets, regardless whether arising before, at or after the Effective Time; (b) imposed by any Laws or Governmental Authority relating to the Assets; (c) for Remediation, plugging, abandonment, decommissioning and surface restoration of the Assets, including oil, gas, injection, water, or other wells and all surface facilities, including obligations to re-plug any well, wellbore or previously plugged Well on the Assets to the extent required or necessary under applicable Laws or under Applicable Contracts; (d) subject to Buyer’s rights and remedies set forth in Article V and Article VI and Seller’s special warranty of Defensible Title in the Instruments of Conveyance, attributable to or resulting from the lack of Defensible Title to the Assets; (e) attributable to the Suspense Funds, to the extent actually received by Buyer (or for which a reduction to the Purchase Price was made); (f) to furnish makeup gas and/or settle Imbalances according to the terms of applicable gas sales, processing, gathering or transportation Applicable Contracts included in the Assets; (g) subject to Buyer’s rights and remedies set forth in Article V and Article VI, and without limiting Buyer’s rights with respect to the R&W Insurance Policy, attributable to or resulting from all Environmental Defects and other environmental matters relating to the Assets (including the ownership or operation thereof); (h) related to the conveyance of the Assets to Buyer at Closing (including arising from the conveyance thereof without Consent or in violation of a Preferential Right or any maintenance of uniform interest provision); (i) attributable to or resulting from Asset Taxes; (j) attributable to the Permits, Rights-of-Way, Leases and the Applicable Contracts; (k) to pay Working Interests, Royalties and other interests, owners’ revenues or proceeds attributable to sales of Hydrocarbons, including those held in suspense (including the Suspense Funds), to the extent attributable to the Assets, (l) properly plug and abandon any and all wells and pipelines, including future wells, inactive wells or temporarily abandoned wells, drilled on the Assets, (m) to re-plug any well, wellbore or previously plugged Well on the Assets to the extent required or necessary under applicable Laws or under Applicable Contracts, (n) dismantle or decommission and remove any Personal Property and other property of whatever kind located on the Assets related to or associated with operations and activities conducted by whomever on the Assets (o) perform all obligations applicable to or imposed on the lessee, owner, or operator under the Leases and the Applicable Contracts, or as required by Laws; (p) related to the Transferred Employees to the extent first arising after the Closing (excluding, for the avoidance of doubt, relating to any Benefit Plan); and (q) for any assessment, Remediation, removal, transportation and disposal of Hazardous Substances, asbestos, NORM, Hydrocarbons, produced water, and other materials and substances and associated activities; provided that the Assumed Obligations shall not include, and Buyer does not assume, any obligations or Liabilities of Seller relating to any Benefits Plans or any other benefit or compensation plan, program, policy, agreement or arrangement at any time sponsored, maintained, contributed to or required to be contributed to by Seller or any of its Affiliates or otherwise with respect to which Seller or its Affiliates has any Liability or obligation. Buyer acknowledges that: (A) the Assets have been used in connection with the exploration for, and the development and production of, Hydrocarbons; (B) spills of wastes, Hydrocarbons, produced water, Hazardous Substances and other materials and substances may have occurred in the past or in connection with the Assets; (C) there is a possibility that there are currently unknown, abandoned wells, plugged wells, pipelines and other equipment on or underneath the property underlying the Assets; (D) it is the intent of the Parties that all liability associated with the above matters as well as any responsibility and liability to decommission, plug or replug such wells (including the Wells) be passed to Buyer whether arising prior to, at, or after the Effective Time, and that Buyer shall assume all responsibility and liability for such matters and all claims and demands related thereto; (E) the Assets may contain asbestos, Hazardous Substances or NORM; (F) NORM may affix or attach itself to the inside of wells, materials and equipment as scale or in other forms; (G) wells, materials and equipment located on the Assets may contain NORM; and (H) special procedures may be required for Remediating, removing, transporting and disposing of asbestos, NORM, Hazardous Substances and other materials from the Assets. From and after the Closing, but subject to Buyer’s rights and remedies set forth in Article V and Article VI, and without limiting Buyer’s rights with respect to the R&W Insurance Policy effective as of the Effective Time, Buyer shall assume, with respect to the Assets, all responsibility and liability for any assessment, Remediation, removal, transportation, and disposal of these materials and associated activities.

14.2 Indemnities of Buyer. Effective as of Closing, Buyer and its successors and assigns shall assume, be responsible for, shall pay on a current basis and hereby defend, indemnify, hold harmless and forever release Seller and its Affiliates, and all of its and their respective equity holders, partners, members, directors, officers, managers, employees, agents and representatives (collectively, “Seller Indemnified Parties”) as follows:

(a) Infinity shall indemnify, defend, and hold harmless the Seller Indemnified Parties from and against any and all Liabilities arising from, based upon, related to or associated with any breach by Infinity of any of its representations or warranties contained in Article IX or in the Buyer Closing Certificate;

(b) NOG shall indemnify, defend, and hold harmless the Seller Indemnified Parties from and against any and all Liabilities arising from, based upon, related to or associated with any breach by NOG of any of its representations or warranties contained in Article IX or in the Buyer Closing Certificate;

(c) Infinity and NOG shall, severally and not jointly and severally, each defend, and hold harmless the Seller Indemnified Parties from and against the applicable Buyer Pro Rata Share of any and all Liabilities arising from, based upon, related to or associated with:

(i) any breach by such Buyer of any of its covenants or agreements under this Agreement or any Transaction Documents to be delivered by Buyer at Closing;

(ii) any of the Assumed Obligations; and

(iii) any of the Assumed Litigation

14.3 Retained Liabilities of Seller. Effective as of Closing, Seller and its successors and assigns shall retain, assume, be responsible for, shall pay on a current basis and hereby defend, indemnify, hold harmless and forever release the Buyer Indemnified Parties from and against any and all Liabilities to the extent arising from, (a) the matters set forth on Schedule 14.3 (and only to the extent set forth in such Schedule 14.3) and (b) the Retained Consent Decree Obligations.

14.4 Express Negligence. THE DEFENSE, INDEMNIFICATION, HOLD HARMLESS AND RELEASE PROVISIONS AND THE ASSUMPTION OF THE ASSUMED OBLIGATIONS PROVISIONS (IN EACH CASE) PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE LIABILITIES, LOSSES, COSTS, EXPENSES AND DAMAGES IN QUESTION AROSE OR RESULTED SOLELY OR IN PART FROM THE GROSS, SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY INDEMNIFIED PARTY. BUYER AND SELLER ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

14.5 Exclusive Remedy. Notwithstanding anything to the contrary contained in this Agreement, from and after Closing, except in the case of Fraud, Section 4.1, Section 14.2, Buyer’s remedies for Title Defects and Environmental Defects pursuant to Article V and Article VI, and Seller’s special warranty of Defensible Title in the Instruments of Conveyance, the Buyer Indemnified Parties’ sole and exclusive remedy against any Seller Indemnified Parties with respect to the negotiation, performance and consummation of the transactions contemplated hereunder and the sale of the Assets, any breach of the representations, warranties, covenants and agreements of any Seller Indemnified Parties contained herein, the affirmations of such representations, warranties, covenants and agreements contained in the Seller Closing Certificate or contained in any other Transaction Document delivered hereunder by or on behalf of any Seller Indemnified Parties are the rights to indemnity from Seller set forth in Section 14.3 and the right to proceeds of the R&W Insurance Policy. Notwithstanding any other provision to the contrary, with respect to any liability for Fraud that is covered and collectible (in whole or in part) under the R&W Insurance Policy, Buyer shall, and shall instruct each Buyer Indemnified Party to, submit such claim for coverage under the R&W Insurance Policy and use good faith, reasonable efforts in order to pursue such claim under the R&W Insurance Policy. Upon Closing, subject to Buyer’s rights to indemnity from Seller set forth in Section 14.3 and Buyer’s rights to proceeds of the R&W Insurance Policy, Buyer irrevocably waives, releases, remises and forever discharges, and shall cause each Buyer Indemnified Party to irrevocably waive, release, remise and forever discharge, the Seller Indemnified Parties from any and all Liabilities, suits, legal or administrative proceedings, claims, demands, Liabilities, costs, obligations, liabilities, interest, charges or causes of action whatsoever, in law or in equity, known or unknown, which any Buyer Indemnified Party might now or subsequently may have, based on, relating to or arising out of the negotiation, performance and consummation of this Agreement or the other Transaction Documents or the transactions contemplated hereunder or thereunder, or any Seller Indemnified Parties’ ownership, use or operation of the Assets, or the condition, quality, status or nature of the Assets, INCLUDING ANY AND ALL CLAIMS RELATED TO TIMELY AND PROPER PAYMENT OF ROYALTIES, ENVIRONMENTAL MATTERS, ENVIRONMENTAL DEFECTS OR VIOLATIONS OF ENVIRONMENTAL LAWS, INCLUDING RIGHTS TO CONTRIBUTION UNDER CERCLA OR ANY OTHER ENVIRONMENTAL LAW, BREACHES OF STATUTORY AND IMPLIED WARRANTIES, NUISANCE OR OTHER TORT ACTIONS, RIGHTS TO PUNITIVE DAMAGES, COMMON LAW RIGHTS OF CONTRIBUTION, ANY RIGHTS UNDER INSURANCE POLICIES ISSUED TO OR UNDERWRITTEN BY OR FOR ANY BUYER INDEMNIFIED PARTY, AND ANY RIGHTS UNDER AGREEMENTS AMONG ANY SELLER INDEMNIFIED PARTIES, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER GROSS, SOLE, JOINT, ACTIVE, PASSIVE, COMPARATIVE, OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY RELEASED PERSON, INVITEES OR THIRD PARTIES EXCLUDING, HOWEVER, ANY LIABILITIES TO THE EXTENT RESULTING FROM FRAUD.

14.6 Indemnification Procedures. All claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a) For purposes of this Agreement, the term “Indemnifying Party” when used in connection with particular Liabilities shall mean the Party or Parties having an obligation to indemnify another Party or Parties with respect to such Liabilities pursuant to such sections, and the term “Indemnified Party” when used in connection with particular Liabilities shall mean the Party or Parties having the right to be indemnified with respect to such Liabilities by another Party or Parties pursuant to such sections.

(b) To make a claim for indemnification under this Agreement, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 14.6, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Party (a “Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual Knowledge of the Claim and shall enclose a copy of all papers (if any) served with respect to the Claim; provided, however, the failure of any Indemnified Party to give notice of a Claim as provided in this Section 14.6 shall not relieve the Indemnifying Party of its indemnification obligations under this Agreement, except to the extent (and then only to the extent) such failure materially prejudices the Indemnifying Party’s ability to defend against the claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or obligation under this Agreement, the Claim Notice shall specify the representation, warranty, covenant or obligation under this Agreement that was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its obligation to defend the Indemnified Party against such Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such thirty (30) day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability to defend the Indemnified Party, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim. Subject to the terms herein, the Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof unless the compromise or settlement includes the payment of any amount by, the performance of any obligation by or the limitation of any right or benefit of the Indemnified Party, in which event such settlement or compromise shall not be effective without the written consent of the Indemnified Party, which shall not be unreasonably withheld or delayed. If requested by the Indemnifying Party, the Indemnified Party agrees to reasonably cooperate in contesting any Claim that the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, at its own expense, any defense or settlement of any Claim controlled by the Indemnifying Party pursuant to this Section 14.6. An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Claim or consent to the entry of any judgment with respect thereto that does not include an unconditional written release of the Indemnified Party from all liability in respect of such Claim or (ii) settle any Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of monetary Liabilities covered by the indemnity and solely the responsibility of the Indemnifying Party).

(e) If the Indemnifying Party does not admit its liability to defend the Indemnified Party (which it will be deemed to have so done if it fails to timely respond) or admits such liability but fails to diligently defend or settle the Claim, then the Indemnified Party shall have the right to defend against the Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit such liability and assume the defense of the claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted such liability for a Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement, and the Indemnifying Party shall have ten (10) days following receipt of such notice to (i) admit in writing such liability for the Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement. In the event such liability is not so admitted, the Indemnified Party shall proceed with the proposed settlement and pursue such Claim for indemnity through the Indemnifying Party.

(f) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Liabilities complained of, (ii) admit its liability for such Liabilities or (iii) dispute the claim for such Liabilities. If the Indemnifying Party does not notify the Indemnified Party within such thirty (30) day period that it has cured the Liabilities or that it admits the claim for such Liabilities, then the Indemnifying Party shall be deemed to be disputing the claim for such Liabilities.

14.7 Survival.

(a) Subject to and without limiting any of Buyer’s rights under the R&W Insurance Policy, the survival periods for the various representations, warranties, covenants and agreements contained in this Agreement shall be as follows:

(i) the covenants and other agreements of Seller set forth in this Agreement to be performed on or before Closing shall expire at Closing;

(ii) the covenants and other agreements of Seller set forth in this Agreement to be performed after Closing shall survive until fully performed;

(iii) all representations and warranties of Seller (including the corresponding representations and warranties given in a certificate delivered by an officer of Seller pursuant to Section 10.5) shall terminate and expire at Closing;

(iv) all representations, warranties, covenants and agreements of Buyer shall survive Closing indefinitely; and

(v) all other indemnities and all other provisions of this Agreement shall survive the Closing without time limit except as may otherwise be expressly provided in this Agreement.

14.8 Waiver of Right to Rescission. Seller and Buyer acknowledge that following the Closing, the payment of money as limited by the terms of this Agreement and the rights to the proceeds of the R&W Insurance Policy, shall be adequate compensation for breach of any representation, warranty, covenant or agreement contained in this Agreement or for any other claim arising in connection with or with respect to the transactions contemplated hereunder. As the payment of money shall be adequate compensation, following Closing, Seller and Buyer waive any right to rescind this Agreement or any of the transactions contemplated hereunder.

14.9 Insurance. The amount of any Liabilities for which an Indemnified Party is entitled to indemnity under this Article XIV shall be reduced by the amount of insurance or indemnification proceeds realized by the Indemnified Party or its Affiliates with respect to such Liabilities (net of any collection costs and applicable deductibles, and excluding the proceeds of any insurance policy issued or underwritten, or indemnity granted, by or for the Indemnified Party or its Affiliates).

14.10 Non-Compensatory Damages. NONE OF THE BUYER INDEMNIFIED PARTIES NOR SELLER INDEMNIFIED PARTIES SHALL BE ENTITLED TO RECOVER FROM SELLER OR BUYER, OR THEIR RESPECTIVE AFFILIATES, ANY PUNITIVE OR EXEMPLARY DAMAGES ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, EXCEPT TO THE EXTENT ANY SUCH PARTY SUFFERS SUCH DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEY’S FEES INCURRED IN CONNECTION WITH DEFENDING OF SUCH DAMAGES) TO A THIRD PARTY, WHICH DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEY’S FEES INCURRED IN CONNECTION WITH DEFENDING AGAINST SUCH DAMAGES) SHALL NOT BE EXCLUDED BY THIS PROVISION AS TO RECOVERY HEREUNDER. SUBJECT TO THE PRECEDING SENTENCE, BUYER, ON BEHALF OF EACH OF THE BUYER INDEMNIFIED PARTIES, AND SELLER, ON BEHALF OF EACH OF THE SELLER INDEMNIFIED PARTIES, WAIVE ANY RIGHT TO RECOVER ANY PUNITIVE OR EXEMPLARY DAMAGES ARISING IN CONNECTION WITH OR WITH RESPECT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

14.11 Disclaimer of Application of Anti-Indemnity Statutes. Seller and Buyer acknowledge and agree that the provisions of any anti-indemnity statute relating to oilfield services and associated activities shall not be applicable to this Agreement or the transactions contemplated herein.

ARTICLE XV

EMPLOYEES

15.1 Employee Matters.

(a) Beginning on the date of the execution of this Agreement, Seller shall make available to Buyer each of the Business Employees who are field-level employees who exclusively provide services to the Assets in Ohio to discuss potential employment with Buyer or an Affiliate of Buyer. Buyer or its Affiliate may, in Buyer’s sole discretion, extend offers of employment to any such Business Employees no less than twelve (12) days prior to the Closing. Such Business Employees shall have ten (10) days to accept or reject such offers of employment. Offers of employment extended by Buyer or its Affiliate to the Business Employees shall include terms and conditions that contain: (A) annual base salaries or hourly wage rates (as applicable) that are substantially comparable to the annual base salaries or hourly wage rates, as applicable, provided to Buyer’s or its Affiliate’s similarly situated employees; (B) target annual cash incentive compensation opportunities (excluding any long-term incentive or equity or equity-based opportunities) that are substantially comparable to those provided to Buyer’s or its Affiliate’s similarly situated employees (subject to the same exclusions); (C) severance benefits that are substantially comparable to those severance benefits provided to Buyer’s or its Affiliate’s similarly situated employees and (D) all other employee benefits (excluding any equity or equity-based, long-term incentive compensation, defined benefit pension, nonqualified deferred compensation, severance, retention, incentive, change in control, transaction or post-employment or retiree welfare benefits (such benefits, the “Excluded Benefits”)) that are substantially comparable in the aggregate to the employee benefits (other than Excluded Benefits) provided to Buyer’s or its Affiliate’s similarly situated employees. Each such offer of employment shall be subject to and contingent upon the Closing and the satisfaction of Buyer’s or its applicable Affiliate’s applicable lawful pre-employment screening process, and shall be for employment beginning on the Closing Date. The Business Employees who accept such employment offers and commence employment with Buyer or its applicable Affiliate on or after the Closing Date pursuant to such offers shall be referred to herein as the “Transferred Employees”. Seller shall, or shall cause its Affiliate to, accept the resignation of and separate from employment each Transferred Employee effective as of immediately prior to the Closing Date. Seller and its Affiliates shall be solely responsible for the provision of compensation and benefits to, and all other Liabilities and obligation with respect to, any Business Employee who does not receive or accept offer of employment from Buyer or its Affiliate (or otherwise does not become a Transferred Employee). For a period of twelve (12) months following the Closing Date (or, if earlier, the termination date of an applicable Transferred Employee’s employment), Buyer shall, or shall cause an Affiliate of Buyer to, provide the Transferred Employees with the compensation and benefits described in this Section 15.1(a). Notwithstanding the preceding provisions, with respect to any Business Employee who, as of the Closing, is on short-term disability, long-term disability or workers’ compensation leave (or is otherwise receiving, eligible to receive or in an exclusion or elimination period to become eligible to receive such benefits) (any such Business Employee, an “Inactive Business Employee”), Seller and its Affiliates shall retain the employment of any such Inactive Business Employee, and be solely responsible for the provision of compensation and benefits to and all other Liabilities with respect to any such Inactive Business Employee, unless and until such Inactive Business Employee is able to return to active employment within 90 days of the Closing Date, at which time Buyer or its Affiliates may, but shall not be obligated, to make offers of employment to such Inactive Business Employees. For the avoidance of doubt, no Inactive Business Employee shall constitute a Transferred Employee unless and until they commence active employment with Buyer or its Affiliates. Seller agrees that, notwithstanding the terms of any noncompetition, nonsolicitation, noninterference, nondisclosure, nondisparagement, or similar restrictive covenant obligation owed by any Transferred Employee to Seller or any of its Affiliates, such Transferred Employee shall be permitted to provide services to Buyer and its Affiliates following the Closing Date, and Seller and any of its Affiliates will not seek to enforce the terms of any such restrictive covenant following the Closing Date with respect to Buyer or its Affiliates.

(b) The Benefit Plans providing group health and welfare benefits to the Transferred Employees shall continue providing such benefits to the Transferred Employees through the end of the month in which the Closing Date Occurs. Buyer shall, or shall cause its Affiliates to, maintain group health and welfare benefit plans, programs and policies, including a group health plan, in which Transferred Employees and their respective spouses, dependents or other beneficiaries will be eligible to participate effective as of the first of the month following the month in which the Closing Date occurs (collectively, the “Buyer Welfare Benefit Plans”). Buyer shall use commercially reasonable efforts to cause each Transferred Employee (and eligible dependents thereof) to be immediately eligible to participate, without any waiting period, in any all such Buyer Welfare Benefit Plans on the Closing Date such that there is no gap in coverage. For the plan year in which the Closing Date occurs, and with respect to each Transferred Employee (and eligible dependents thereof), Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts to: (i) waive any pre-existing condition exclusion, actively-at-work requirement, evidence of insurability, waiting period, pre-certification, ongoing treatment, or similar condition, limitation or requirement under all Buyer Welfare Benefit Plans that are group health plans, to the extent such limitations or requirements were satisfied or waived with respect to such Transferred Employee under the analogous Benefit Plan immediately prior to the Closing Date, and (ii) provide full credit under all Buyer Welfare Plans that provide health benefits for any co-payments, deductibles, out-of-pocket maximums, and similar payments made or incurred under a Benefit Plan by such Transferred Employee (or covered dependent thereof) prior to the Closing Date.

(c) Buyer shall, and shall cause its Affiliates to recognize and credit all service of the Transferred Employees with Seller or its Affiliates, and any predecessor employer to the extent the applicable Transferred Employee was performing a substantially similar job function with such predecessor employee, as applicable, as if such service were with Buyer or its Affiliate, in addition to service earned with the Buyer and its Affiliates on or after the Closing Date, for purposes of eligibility to participate, vesting and calculation of vacation, paid time off and severance benefits (provided that service crediting with respect to vacation and paid time off shall be capped at 9 years of service) under any employee benefit plan, program or arrangement of the Buyer or any of its Affiliates (excluding, except with respect to severance benefits, any such plan, program or arrangement providing Excluded Benefits) for the benefit of the Transferred Employees on or after the Closing Date (collectively, the “Buyer Benefit Plans”); provided, however, that (i) such service shall not be recognized to the extent that (A) such recognition would result in a duplication of benefits or compensation for the same period of service, or (B) such service was not recognized under the corresponding Benefit Plan, and (ii) Buyer and its Affiliates shall not be required to recognize such service for benefit accrual purposes under any Buyer Benefit Plan that is a defined benefit pension plan or for any purpose for any Excluded Benefits other than severance benefits.

(d) Seller shall, with such Transferred Employee’s final paycheck, pay, or cause to be paid, to each Transferred Employee an amount equal to the value of such Transferred Employee’s accrued but unused vacation, paid time off, or similar entitlement under Seller’s or its Affiliates’ applicable policies as of the Closing Date (the “Vacation Payout”).

(e) The Buyer shall, and shall cause one or more of its Affiliates to, assume, and be responsible for, all Liabilities with respect to employment and related matters with respect to all Transferred Employees that are payable from and after the Closing, with respect to such Liabilities first arising after the Closing, excluding Liabilities in respect of Benefit Plans, except as specifically provided in this Article XV. Except as otherwise expressly provided in this Article XV, the Seller and its Affiliates shall retain (i) all Liabilities and other obligations with respect to, the Benefit Plans and any other benefit or compensation plan, program, policy, agreement or arrangement at any time sponsored, maintained, contributed to or required to be contributed to by Sellers or any of their Affiliates, including for complying with the requirements of Section 4980B of the Code with respect to any “M&A qualified beneficiary” as that term is defined in Treasury Regulation Section 54.4980B-9, and (ii) all Liabilities with respect to all current and former employees, candidates for employment, directors, managers, officers, independent contractors or other individual service providers of the Seller or its Affiliates (including any Business Employees) other than Liabilities with respect to the Transferred Employees first arising after the Closing.

(f) Effective no later than the Closing Date, the Sellers and their Affiliates shall have taken all actions necessary to cause all Transferred Employees to be one hundred percent vested in their account balances under any Benefit Plan intended to be qualified under Section 401(a) of the Code, and to have made to any such Benefit Plan all employer contributions that would have been made with respect to the Transferred Employees had the transactions contemplated by this Agreement not occurred, regardless of any service or end of year employment requirements, but prorated for the portion of the plan year that ends on the Closing Date.

(g) To the extent permitted by applicable Law, Seller shall provide such information and records (or copies of such records) that Buyer or its Affiliate may (i) reasonably require to perform its covenants under this Section 15.1 or (ii) be required to obtain under applicable Law as a successor employer of Transferred Employees. This Section 15.1 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 15.1, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 15.1. Nothing contained herein, express or implied, shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement. The Parties acknowledge and agree that the terms set forth in this Section 15.1 shall not create any right of any employee or any other Person to any continued employment with Seller, Buyer or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

(h) With respect to Transferred Vehicles listed on Exhibit E that have been assigned as of the Execution Date to a Business Employee (as described on Exhibit E) that is a Transferred Employee, the Parties shall use their respective commercially reasonable efforts (prior to and, if requested by Buyer, for a reasonable period of time after the Closing) to cause such Transferred Vehicles to be transferred to Buyer or its Affiliate, effective as of the Closing; provided, however, that neither Party shall be obligated to incur any material liability or obligation (other than any Transfer Taxes) in connection therewith.

(i) The Parties agree that, with respect to the annual cash incentive plans set forth on Schedule 8.38(a) (the “Annual Bonus Plans”), each Transferred Employee who participates in an Annual Bonus Plan (each, a “Bonus Plan Participant”) and who remains employed with the Seller or its applicable Affiliate through the Closing Date shall be provided an annual cash incentive award for calendar year 2025 (collectively, the “2025 Bonuses”), with a schedule of such 2025 Bonuses to be provided to Buyer by Seller at Closing. In all cases, (i) Seller or its Affiliates shall bear the Liability for the portion of the 2025 Bonuses tied to actual corporate performance from January 1, 2025 through June 30, 2025 (“Tranche 1”), and (ii) Buyer or its Affiliates shall bear the Liability for the portion of the 2025 Bonuses tied to actual corporate performance from July 1, 2025 through December 31, 2025 (“Tranche 2”). If Seller or its Affiliates have provided the 2025 Bonuses to the Bonus Plan Participants prior to the Closing Date, then the amounts due under Tranche 2 of the 2025 Bonuses shall increase the Purchase Price on a dollar-for-dollar basis (including the cost of any payroll taxes paid by Seller or its Affiliates with respect to Tranche 2). In contrast, if Seller or its Affiliates have not provided the 2025 Bonuses to the Bonus Plan Participants prior to the Closing Date, then Buyer or its applicable Affiliate shall provide the 2025 Bonuses to the Bonus Plan Participants no later than 60 days following Closing, with the amounts due under Tranche 1 of the 2025 Bonuses reducing the Purchase Price on a dollar-for-dollar basis (including the cost of any payroll taxes paid by Buyer or its Affiliates with respect to Tranche 1). For the avoidance of doubt, in no event shall payment of any amounts under the Annual Bonus Plans pursuant to this Section 15.1(i) result in the duplication of payments to any Bonus Plan Participant under any other incentive, severance or other similar arrangement.

ARTICLE XVI

MISCELLANEOUS

16.1 Exhibits and Schedules. All of the Exhibits and Schedules referred to in this Agreement are incorporated into this Agreement by reference and constitute a part of this Agreement for all purposes. Seller or Buyer and their respective counsel have received a complete set of Exhibits and Schedules prior to and as of the execution of this Agreement.

16.2 Expenses.

(a) Except as otherwise specifically provided in this Agreement, all fees, costs and expenses incurred by Seller or Buyer or their respective Affiliates in connection with the preparation, negotiation, execution and performance of this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the Person incurring the same, including, legal and accounting fees, costs and expenses.

(b) All required documentary, filing and recording fees and expenses in connection with the filing and recording of the assignments (including the Assignment and Deed), conveyances or other instruments required to convey title to the Assets to Buyer shall be borne by Buyer.

16.3 Taxes.

(a) Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, any sales, use, transfer, registration, documentary, stamp, or similar Taxes imposed on or payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne by Buyer. The Party primarily responsible under applicable Law for the filing of any Tax Return in respect of Transfer Taxes shall prepare and timely file any such Tax Returns and promptly provide a copy of such Tax Returns to the non-preparing Party and pay such Transfer Taxes; provided that, if Seller is primarily responsible under applicable Law for the payment of such Transfer Taxes, Buyer shall promptly reimburse Seller for such Transfer Taxes within five (5) days of request from Seller. Seller and Buyer shall, and shall cause their respective Affiliates to, cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes (including with respect to any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, to the extent applicable).

(b) Asset Tax Allocation.

(i) Solely for purposes of (x) determining the adjustments to Purchase Price pursuant to Section 3.3, Section 3.4 and Section 3.5 and (y) the application of the last sentence of Section 16.3(b)(iii), (A) Seller shall be allocated all Asset Taxes attributable to (1) any Tax period ending prior to the Effective Time and (2) the portion of any Straddle Period ending immediately prior to the Effective Time and (B) Buyer shall be allocated all Asset Taxes attributable to (1) any Tax period beginning on or after the Effective Time and (2) the portion of any Straddle Period beginning at the Effective Time.

(ii) Solely for purposes of determining the allocations described in Section 16.3(b)(i), (A) Asset Taxes that are attributable to the severance or production of Hydrocarbons (other than, for the avoidance of doubt, Asset Taxes that are ad valorem, property, and similar Asset Taxes imposed on a periodic basis) shall be allocated to the period in which the severance or production giving rise to such Asset Taxes occurred, (B) Asset Taxes that are based upon or related to sales or receipts or imposed on a transactional basis (other than such Asset Taxes described in clause (A) above or that are ad valorem, property and similar Asset Taxes imposed on a periodic basis) shall be allocated to the period in which the transaction giving rise to such Asset Taxes occurred, and (C) Asset Taxes that are ad valorem, property or similar Asset Taxes imposed on a periodic basis pertaining to a Straddle Period shall be allocated between the portion of such Straddle Period ending immediately prior to the Effective Time and the portion of such Straddle Period beginning at the Effective Time by prorating each such Asset Tax based on the number of days in the applicable Straddle Period that occur before the date on which the Effective Time occurs, on the one hand, and the number of days in such Straddle Period that occur on or after the date on which the Effective Time occurs, on the other hand.

(iii) To the extent the actual amount of an Asset Tax is not known at the time an adjustment is to be made with respect to such Asset Tax pursuant to Section 3.3, Section 3.5 or Section 3.6, as applicable, the Parties shall utilize the most recent information available in estimating the amount of such Asset Tax for purposes of such adjustment. Until the Cut-Off Date, to the extent the actual amount of an Asset Tax (or the amount thereof paid or economically borne by a Party) is ultimately determined to be different than the amount (if any) that was taken into account in the Final Settlement Statement as finally determined pursuant to Section 3.5 or Section 3.6, as applicable, timely payments will be made from one Party to the other to the extent necessary to cause each Party to bear the amount of such Asset Tax that is allocable to such Party under this Section 16.3(b); provided, that, notwithstanding anything to the contrary in this Agreement, no Party shall be required to make any payment to any other Party or any of its Affiliates under this sentence after the Cut-Off Date.

(c) Tax Returns.

(i) Excluding any Tax Returns and Asset Taxes required to be filed and/or paid by a Third Party operator, Seller shall prepare and timely file any Tax Return with respect to Asset Taxes required to be filed on or before the Closing Date (a “Pre-Closing Tax Return”) and shall pay any Asset Taxes shown due and owing on such Pre-Closing Tax Return. Seller shall prepare all such Pre-Closing Tax Returns in a manner consistent with past practice except as otherwise required by applicable Law.

(ii) After the Closing Date, subject to the provisions of the Transition Services Agreement and excluding any Tax Returns and Asset Taxes required to be filed and/or paid by a Third Party operator, Buyer shall be responsible for paying any Asset Taxes for any (A) Tax period that ends before the Effective Time or (B) Straddle Period, in each case, that become due and payable after the Closing Date and shall file with the appropriate Governmental Authority any and all Tax Returns required to be filed after the Closing Date with respect to such Asset Taxes. With respect to each such Tax Return that is required to be filed on or prior to the Cut-Off Date, Buyer shall submit each such Tax Return to Seller for its review and comment reasonably in advance of the due date therefor and timely file any such Tax Return, incorporating any comments received from Seller prior to the due date therefor.

(iii) The Parties acknowledge and agree that this Section 16.3(c) is intended to solely address the timing and manner in which certain Tax Returns and Asset Taxes shown thereon are paid to the applicable Governmental Authority, and nothing in this Section 16.3(c) shall be interpreted as altering the manner in which Asset Taxes are allocated pursuant to Section 16.3(c) in applying Section 3.3, Section 3.4, Section 3.5 and the last sentence of Section 16.3(b)(iii) (except for any penalties, interest or additions to Tax imposed as a result of a failure by a Party to timely file Tax Returns pursuant to this Section 16.3(c) and timely pay or cause to be paid all Asset Taxes shown thereon, which such penalties, interest, or additions to Tax, if any, shall be allocated to such Party in applying Section 3.3, Section 3.4, Section 3.5 and the last sentence of Section 16.3(b)(iii)).

(iv) Notwithstanding anything in this Agreement to the contrary, in the event the Parties determine that Seller is treated as conveying to Buyer an interest in the Antero-QL Tax Partnership for U.S. federal Income Tax purposes pursuant to this Agreement, with respect to any Tax Return for Flow-Through Income Taxes of the Antero-QL Tax Partnership, to the extent permissible pursuant to the Antero-QL Tax Partnership Agreement, the Parties shall (and shall cause their respective Affiliates to) use commercially reasonable efforts to cause: (i) such Tax Return to include a valid election under Section 754 of the Code (and, to the extent applicable, any comparable provisions of state, local or non-U.S. Tax Law), and (ii) all items of income, gain, loss, deduction and credit allocable on any such Tax Return with respect to the partnership interests acquired by Buyer from Seller for U.S. federal (and applicable state and local) Income Tax purposes to be allocated between Seller and Buyer (or, to the extent applicable, Seller’s or Buyer’s regarded owner for U.S. federal Income Tax purposes) based on the interim closing of the books method as of the end of the day on the Closing Date in accordance with Section 706 of the Code and the Treasury Regulations thereunder.

(d) Treatment of Certain Payments. Any payments made to any Party pursuant to Article XIV or this Article XVI shall constitute an adjustment of the Purchase Price for Tax purposes and shall be treated as such by Buyer and Seller on their Tax Returns to the extent permitted by applicable Law.

(e) Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of any Tax Returns, the making of any election relating to the Assets or the Antero-QL Tax Partnership (to the extent applicable) and any audit, litigation or other proceeding, in each case, relating to any Tax with respect to the Assets or the Antero-QL Tax Partnership (to the extent applicable). Seller and Buyer agree to retain all books and Records with respect to Tax matters pertinent to the Assets or the Antero-QL Tax Partnership (to the extent applicable) for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the respective taxable periods and to abide by all record retention agreements entered into with any Governmental Authority. Such cooperation shall include the retention and (upon request) provision of records and information which are relevant to any such Tax Return or audit, litigation or other proceeding and making employees and representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(f) Tax Refunds. Seller shall be entitled to, without duplication, any and all refunds of Asset Taxes economically borne by Seller that are received on or prior to the Cut-Off Date. If Buyer or its Affiliate receives a refund of Asset Taxes to which Seller is entitled pursuant to this Section 16.3(f), Buyer shall promptly pay over to Seller the amount of such refund, net of any reasonable costs or expenses incurred by Buyer in procuring such refund.

(g) Tax Contests.

(i) If, after the Closing Date and prior to the Cut-Off Date, any Party receives notice of an audit or administrative or judicial proceeding with respect to any Asset Tax or Tax Return with respect to Asset Taxes related to (a) any taxable period ending prior to the Effective Time or (b) a Straddle Period (a “Tax Contest”), such Party shall notify the other Party within ten (10) days of receipt of such notice. Buyer shall control any such Tax Contest; provided that, until the Cut-Off Date, Buyer shall (I) keep Seller reasonably informed of the progress of such Tax Contest, (II) allow Seller (or Seller’s counsel) to participate (at its own expense) in such Tax Contest, including in meetings with the applicable Governmental Authority, and (III) not settle, compromise and/or concede any portion of any such Tax Contest without Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed.

(ii) Notwithstanding anything in this Agreement to the contrary, if the Parties determine that Seller is treated as conveying to Buyer an interest in the Antero-QL Tax Partnership for U.S. federal Income Tax purposes pursuant to this Agreement, and, after the Closing Date, any Party receives notice of an audit or administrative or judicial proceeding that relates to Flow-Through Income Taxes attributable to the Antero-QL Tax Partnership with respect to any Tax period (or portion thereof) ending on or prior to the Closing Date (a “Tax Partnership Contest”), such Party shall notify the other Party within 10 days of receipt of such notice. Seller may control, at its sole expense, any audit or administrative or judicial proceeding that relates to a Tax Partnership Contest for any Tax period ending on or prior to the Closing Date; provided, however, that Seller shall (x) keep Buyer reasonably informed of the progress of such Tax Partnership Contest, (y) allow Buyer (or Buyer’s counsel) to participate (at its own expense) in such Tax Partnership Contest and (z) not settle, compromise or concede such Tax Partnership Contest without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. Buyer shall control any Tax Partnership Contest for any Tax period that includes the Closing Date; provided, however, that Buyer shall (x) keep Seller reasonably informed of the progress of such Tax Partnership Contest, (y) allow Seller (or Seller’s counsel) to participate (at its own expense) in such Tax Partnership Contest and (z) not settle, compromise or concede such audit or administrative or judicial proceeding without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(iii) If the Parties determine that Seller is treated as conveying to Buyer an interest in the Antero-QL Tax Partnership for U.S. federal Income Tax purposes pursuant to this Agreement, and after the Closing Date, the Antero-QL Tax Partnership is subject to a Tax Partnership Contest resulting in an “imputed underpayment” described in Section 6225 of the Code, then, the Parties shall use reasonable best efforts to timely make (or cause to be timely made) a “push-out” election pursuant to Section 6226 of the Code for the Antero-QL Tax Partnership to the extent such election is available, with respect to such Tax period.

(h) Seller and Buyer shall reasonably cooperate during the period prior to the Closing Date to (i) cause the termination of the Antero-QL Tax Partnership for U.S. federal Income Tax purposes, (ii) cause the distribution (for U.S. federal Income Tax purposes) out of the Antero-QL Tax Partnership of any Assets that are subject to the provisions of the Antero-QL Tax Partnership or (iii) otherwise cause Buyer’s acquisition of the Assets that are treated as held by the Antero-QL Tax Partnership immediately prior to Closing to be treated as an acquisition of assets and not an acquisition of an interest in the Antero-QL Tax Partnership for U.S. federal (and applicable state and local) Income Tax purposes.

(i) Infinity, NOG and their Affiliates shall use commercially reasonable efforts to make an election for their co-ownership of any Assets that were treated as held by the Antero-QL Tax Partnership for U.S. federal Income Tax purposes immediately prior to the Closing to be excluded from Subchapter K of the Code pursuant to Section 761 of the Code; provided, however, that in no event shall Infinity or NOG be required to make any payment to any other Person or convey any interest in any Asset to any other Person in order to effect such election.

(j) Intended Tax Treatment. For U.S. federal (and applicable state and local) Income Tax purposes, the Parties intend that (i) in the event the Parties are able to successfully implement clauses (i), (ii) or (iii) of Section 16.3(h) above, the transactions contemplated by this Agreement (including the sale of Assets that are treated as held by the Antero-QL Tax Partnership prior to Closing) shall be treated as a sale of the Assets and (ii) in the event the Parties are not able to successfully implement clauses (i), (ii) or (iii) of Section 16.3(h) above, the transactions contemplated by this Agreement shall be treated as (1) a sale of the Assets (other than with respect to the portion of the Assets subject to the Antero-QL Tax Partnership) and (2) a partnership division of the Antero-QL Tax Partnership, pursuant to which all the assets subject to the Antero-QL Tax Partnership that Buyer will acquire an interest in pursuant to the provisions of this Agreement (but not any of the other assets subject to the Antero-QL Tax Partnership) are deemed contributed to a “recipient partnership” in accordance with Treasury Regulations Section 1.708-1(d), followed by a distribution of the interests in such recipient partnership to each of Seller and the Quantum Partner and a sale of Seller’s interests in such recipient partnership to Buyer in a transaction governed by Section 741 of the Code (the “Intended Tax Treatment”). Buyer and Seller shall, and shall cause their respective Affiliates to, (x) file all Tax Returns consistently with the Intended Tax Treatment and (y) not take any position inconsistent therewith upon examination of any Tax Return, in any refund claim, litigation, investigation or otherwise, in each case, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law).

16.4 Assignment. Subject to Section 16.15, neither this Agreement, nor any rights, obligations, liabilities, covenants, duties or responsibilities hereunder, may be assigned by any Party, in whole or in part, without the prior written consent of the other Party, which consent may be withheld for any reason. Any assignment in violation of the foregoing shall be deemed void ab initio. In the event the Parties consent to any such assignment, such assignment shall not relieve the assigning Party of any obligations and responsibilities hereunder; provided, that Buyer may assign all or a portion of this Agreement to one or more Affiliates without Seller’s consent and a Buyer shall have the right to direct Seller to convey all or a portion of the Assets to one or more Affiliates pursuant to the Instruments of Conveyance without Seller’s consent, provided, further, that such assigning Buyer and any such permitted Affiliate transferee shall remain jointly and severally liable for any and all of such Buyer’s obligations under this Agreement. Subject to the preceding sentence, this Agreement shall apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties. Notwithstanding the foregoing, no consent shall be required for any assignment pursuant to Section 16.15. Any assignment or other transfer by a Buyer or its successors and assigns of any of the Assets shall not relieve such Buyer or its successors or assigns of any of their obligations (including indemnity obligations) hereunder, as to the Assets so assigned or transferred.

16.5 Preparation of Agreement. Seller, Buyer and their respective counsel had substantial input and participated in the drafting and preparation of this Agreement and has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transactions contemplated by this Agreement. In the event of any ambiguity in this Agreement, no consideration shall be given or presumption shall arise based on the identity of the draftsman of this Agreement or any particular provision of this Agreement.

16.6 Publicity.

(a) From and after the Execution Date, neither Party shall (and shall direct its Affiliates and Representatives not to) make or issue any press release or other public announcements concerning this Agreement (or otherwise disclosing the terms of this Agreement) or the transactions contemplated by this Agreement without the prior consent of the other Party, which consent shall not be unreasonably withheld. If either Party desires to make a public announcement, the publishing Party shall first give the non-publishing Party written notification of its desire to make such a public announcement. The written notification shall include (i) a request for consent to make the announcement, and (ii) a written draft of the text of such public announcement.

(b) Nothing in this Section 16.16 shall prohibit any Party from issuing or making a press release, public announcement or statement concerning this Agreement (or otherwise disclosing the terms of this Agreement) or the transactions contemplated by this Agreement if (i) made to Governmental Authorities or Third Parties holding any Preferential Right, rights of Consent or other similar rights of Governmental Authorities or Third Parties that are applicable to the transactions contemplated by this Agreement, in each case, as and only to the extent actually necessary to provide notices, seek waivers, amendments or termination of such rights, or seek such consent; (ii) such Party deems it necessary to do so in order to comply with any applicable Law or the rules of any stock exchange upon which the Party’s or a Party’s Affiliate’s capital stock is traded; or (iii) made to a Party’s respective Representatives who have a need to know such information and are subject to confidentiality restrictions that are no less stringent than those set forth in this Agreement or the Confidentiality Agreement; provided, however, that to the extent possible, prior written notification shall be given to the other Parties prior to any such announcement or statement.

16.7 Notices. All notices and communications required or permitted to be given hereunder shall be in writing and shall be delivered personally by hand, by electronic mail (“email”) (without notice of failed delivery to the required Party), or sent by bonded overnight courier, or mailed by U.S. Express Mail or by certified or registered United States Mail with all postage fully prepaid, addressed to Seller or Buyer, as appropriate, at the address for such Person shown below or at such other address as Seller or Buyer shall have theretofore designated by written notice delivered to the other Parties:

If to Seller:

Antero Resources Corporation

1615 Wynkoop Street

Denver, Colorado 80202

Phone: [ *********** ]

Attn: Spencer Booth

Email: [ *********** ]

With copies to (which shall not constitute notice to Seller):

Attn: General Counsel

Email: generalcounsel@anteroresources.com

and

Vinson & Elkins LLP

845 Texas Ave. Suite 4700

Houston, Texas 77002

Attention: Chris Bennett; Scott Rubinsky

Email: cbennett@velaw.com; srubinsky@velaw.com

If to Buyer:

Infinity Natural Resources, Inc.

2605 Cranberry Square

Morgantown, WV 26508

Phone: [ *********** ]

Attention: Zack Arnold

Email: [ *********** ]

Northern Oil and Gas, Inc.

4350 Baker Road, Suite 400

Minnetonka, MN 55343

Attention: Adam Dirlam; Isaac Bate; Erik Romslo

Email: [ *********** ]

With copies to (which shall not constitute notice to Buyer):

Attn: General Counsel

Email: legal@infinitynr.com

and

Kirkland & Ellis LLP

4550 Travis Street, Suite 1200

Dallas, Texas 75205

Attention: William C. Eiland II

Email: william.eiland@kirkland.com

and

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, Texas 77002

Attention: Rahul D. Vashi

Email: RVashi@gibsondunn.com

Any notice given in accordance herewith shall be deemed to have been given only when delivered to the addressee in person, or by courier, during normal business hours on a Business Day (or if delivered or transmitted after normal business hours on a Business Day or on a day other than a Business Day, then on the next Business Day), or upon actual receipt by the addressee during normal business hours on a Business Day after such notice has either been emailed (without notice of failed delivery to the required Party), delivered to an overnight courier or deposited in the United States Mail, as the case may be (or if delivered after normal business hours on a Business Day or on a day other than a Business Day, then on the next Business Day). Seller or Buyer may change the address to which such communications are to be addressed by giving written notice to the other Parties in the manner provided in this Section 16.7.

16.8 Further Cooperation. After Closing, Seller and Buyer shall (a) furnish upon request to each other such further information, (b) execute and deliver, or shall cause to be executed and delivered, from time to time such further instruments of conveyance and transfer, and (c) take such other actions as Seller or Buyer may reasonably request to carry out the intent of this Agreement and to convey and deliver the Assets to Buyer to accomplish the orderly transfer of the Assets to Buyer in the manner contemplated by this Agreement.

16.9 No Recourse. The Parties acknowledge and agree that no past, present or future director, manager, officer, employee, incorporator, member, partner, direct or indirect equity holder, agent, attorney, representative, Affiliate, service provider or financing source of any of the Parties (or any past, present or future directors, managers, officers, employees, incorporators, members, partners, equity holders, agents, attorneys, representatives, Affiliates (other than any of the Parties) or financing sources of any of the foregoing) (each, a “Non-Recourse Person”), in such capacity, shall have any liability or responsibility (in contract, tort or otherwise) for any and all suits, legal or administrative proceedings, claims, demands, damages, costs, Liabilities, interest or causes of action whatsoever, at law or in equity, known or unknown, which are arising from, based upon, related to or associated with the negotiation, performance and consummation of this Agreement or the other Transaction Documents or the transactions contemplated hereunder or thereunder, in each case. This Agreement may only be enforced against, and any dispute, controversy, matter or claim arising from, based upon, related to or associated with this Agreement, or the negotiation, performance or consummation of this Agreement, may only be brought against the entities that are expressly named as Parties, and then only with respect to the specific obligations set forth herein with respect to such Party. Each Non-Recourse Person is expressly intended as a third-party beneficiary of this Section 16.9.

16.10 Entire Agreement; Conflicts.

(a) THIS AGREEMENT, THE EXHIBITS AND SCHEDULES HERETO, THE TRANSACTION DOCUMENTS AND THE CONFIDENTIALITY AGREEMENT COLLECTIVELY CONSTITUTE THE ENTIRE AGREEMENT AMONG SELLER AND BUYER PERTAINING TO THE SUBJECT MATTER HEREOF AND SUPERSEDE ALL PRIOR AGREEMENTS, UNDERSTANDINGS, NEGOTIATIONS AND DISCUSSIONS, WHETHER ORAL OR WRITTEN, OF SELLER AND BUYER PERTAINING TO THE SUBJECT MATTER HEREOF.

(b) THERE ARE NO WARRANTIES, REPRESENTATIONS OR OTHER AGREEMENTS AMONG SELLER AND BUYER RELATING TO THE SUBJECT MATTER HEREOF EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, AND SELLER SHALL NOT BE BOUND BY OR LIABLE FOR ANY ALLEGED REPRESENTATION, PROMISE, INDUCEMENT OR STATEMENTS OF INTENTION NOT SO SET FORTH. IN THE EVENT OF A CONFLICT BETWEEN THE TERMS AND PROVISIONS OF THIS AGREEMENT AND THE TERMS AND PROVISIONS OF ANY EXHIBIT HERETO, THE TERMS AND PROVISIONS OF THIS AGREEMENT SHALL GOVERN AND CONTROL; PROVIDED, HOWEVER, THAT THE INCLUSION IN ANY OF THE EXHIBITS HERETO OF TERMS AND PROVISIONS NOT ADDRESSED IN THIS AGREEMENT SHALL NOT BE DEEMED A CONFLICT, AND ALL SUCH ADDITIONAL PROVISIONS SHALL BE GIVEN FULL FORCE AND EFFECT, SUBJECT TO THE PROVISIONS OF THIS SECTION 16.10.

16.11 Parties in Interest. The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than Seller and Buyer and their respective successors and permitted assigns, or the Parties’ respective related Indemnified Parties hereunder, any legal or equitable rights, remedies, obligations or liabilities under or by reason of this Agreement; provided that only a Party and its respective successors and permitted assigns will have the right to enforce the provisions of this Agreement on its own behalf or on behalf of any of its related Indemnified Parties (but shall not be obligated to do so).

16.12 Amendment. This Agreement may be amended or modified only by an instrument in writing executed by each of the Parties.

16.13 Waiver; Rights Cumulative. Any of the terms, covenants, representations, warranties or conditions hereof may be waived only by a written instrument executed by or on behalf of the Party waiving compliance. No course of dealing on the part of Seller or Buyer, or their respective Affiliates, officers, employees, agents or representatives or any failure by Seller or Buyer to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such Person at a later time to enforce the performance of such provision. No waiver by Seller or Buyer of any condition or any breach of any term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term, covenant, representation or warranty. The rights of Seller and Buyer under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right.

16.14 Conflict of Law Jurisdiction, Venue; Jury Waiver. THIS AGREEMENT AND THE LEGAL RELATIONS AMONG SELLER AND BUYER SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, EXCLUDING ANY CONFLICTS OF LAW RULE OR PRINCIPLE THAT WOULD REQUIRE THE APPLICATION OF ANY OTHER LAW. EACH OF SELLER AND BUYER CONSENT TO THE EXERCISE OF JURISDICTION IN PERSONAM BY THE COURTS OF THE STATE OF COLORADO FOR ANY ACTION ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY. ALL ACTIONS OR PROCEEDINGS WITH RESPECT TO, ARISING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, OUT OF, RELATED TO OR FROM THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS SHALL BE EXCLUSIVELY LITIGATED IN COURTS HAVING SITES IN DENVER COUNTY, COLORADO. EACH PARTY HEREBY IRREVOCABLY CONSENTS TO THE SERVICE OF ANY PAPERS, NOTICES OR PROCESS AT THE ADDRESS SET OUT IN SECTION 16.7 IN CONNECTION WITH ANY ACTION, SUIT OR PROCEEDING AND AGREES THAT NOTHING HEREIN WILL AFFECT THE RIGHT OF THE OTHER PARTIES TO SERVE ANY SUCH PAPERS, NOTICES OR PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY AND EACH SELLER’S REPRESENTATIVE AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE, CONTROVERSY OR CLAIM MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW. EACH OF SELLER AND BUYER WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

16.15 Like-Kind Exchange. Notwithstanding anything else in this Agreement, each Party shall have the right to structure the transactions contemplated under the terms of this Agreement, in whole or in part, as a Like-Kind Exchange. Notwithstanding any other provisions of this Agreement, in connection with effectuating a Like-Kind Exchange, each Party shall have the right, prior to the Closing Date, to assign all or a portion of its rights under this Agreement (the “Assigned Rights”) to a “qualified intermediary” (as that term is defined in Section 1.1031(k)-1(g)(4) of the Treasury Regulations) or to an “Exchange Accommodation Titleholder” (as that term is defined in U.S. Revenue Procedure 2000-37). In the event a Party (in its capacity as an exchanging party, referred to in this Section 16.15 as an “Exchanging Party”) assigns the Assigned Rights to a “qualified intermediary” or an “Exchange Accommodation Titleholder” pursuant to this Section 16.15, then such Exchanging Party agrees to notify the other Party in writing of such assignment reasonably in advance of the Closing Date. In addition, should a Party elect to effectuate a Like-Kind Exchange, the Parties agree to use reasonable best efforts to cooperate with one another in the completion of such an exchange, including the execution of all documents reasonably necessary to effectuate such a Like-Kind Exchange; provided, however, that (a) the Closing Date shall not be delayed or affected by reason of the Like-Kind Exchange, (b) the Exchanging Party shall effect its Like-Kind Exchange through an assignment of the Assigned Rights to a “qualified intermediary” or to an “Exchange Accommodation Titleholder,” but such assignment shall not release such Exchanging Party from any of its liabilities or obligations under this Agreement and (c) the non-exchanging Party shall incur no additional unreimbursed costs, expenses, fees or liabilities as a result of or in connection with the Exchanging Party’s election to undertake a Like-Kind Exchange; provided further, however, that if the non-exchanging Party incurs any costs or expenses as a result of or in connection with the Exchanging Party’s election to undertake a Like-Kind Exchange, the Exchanging Party shall promptly, and in any event, within ten (10) Business Days of request therefor, reimburse the non-exchanging Party for such costs and expenses. Seller and Buyer each hereby acknowledge and agree that any assignment of this Agreement pursuant to this Section 16.15 shall not release a Party from, or modify, any of its respective liabilities and obligations (including indemnity obligations to each other) under this Agreement. Neither Seller nor Buyer, by its consent to a Like-Kind Exchange, shall be responsible in any way for the Exchanging Party’s compliance with such Like-Kind Exchange or be treated as making any representation or warranty as to the Tax treatment of such Like-Kind Exchange.

16.16 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any of Seller or Buyer. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

16.17 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by facsimile or other electronic transmission shall be deemed an original signature hereto.

16.18 Time is of the Essence. With respect to all dates and time periods in this Agreement, time is of the essence.

16.19 Seller Joint and Several Liability; Buyer Several Liability. Each Seller shall be jointly and severally responsible for all obligations of Seller hereunder. Each Buyer shall be severally, and not jointly and severally, responsible for all obligation of Buyer hereunder.

16.20 Buyer Representative. NOG has and does hereby irrevocably appoint Infinity, as the agent and attorney-in-fact of NOG for the following purposes hereunder: (a) giving and receiving all notices permitted or required by this Agreement; (b) making adjustments to the Purchase Price, including reductions in the Purchase Price and the resolution of any dispute regarding such adjustments; (c) handling, negotiating and resolving any Title Defects, Title Benefits, Environmental Defects and any disputes related thereto with respect thereto; (d) handling joint interest audits and other audits of Property Expenses; (e) responding to Claim Notices made against Buyer (but not Claim Notices made solely against NOG); (f) agreeing with Seller as to any amendments to this Agreement which Infinity may deem necessary or advisable, including the extension of time in which to consummate the transactions contemplated by this Agreement, and the waiver of any Closing conditions; (g) conducting due diligence and coordinating regarding Buyer’s financing, and (h) in general, doing all things and taking all actions which Infinity, as representative of NOG, in its sole discretion, may consider necessary or proper in connection with or to carry out the terms of this Agreement, as fully as if NOG were itself present and acting. This power of attorney and all authority conferred hereby shall be irrevocable and shall not be terminated by NOG or by operation of law or by the occurrence of any other event. For the avoidance of doubt, the appointment of Infinity by NOG as agent and attorney in fact pursuant to this Section 16.20 expressly does not include the delegation of the right or obligation to make or pursue indemnity claims on behalf of NOG, and both NOG and Infinity shall retain the separate right to make and pursue indemnity claims and rights that may accrue to such Parties or their related Indemnified Parties under this Agreement.

16.21 Debt Financing Sources. Notwithstanding anything to the contrary herein, each of the Parties on behalf of itself and each of its Affiliates hereby: (a) agrees that any legal action (whether in Law or in equity, whether in contract or in tort or otherwise), involving any Debt Financing Source, arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof, (each such court, the “Subject Courts”) and each Party irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such Subject Courts and agrees that any such dispute shall be governed by, and construed in accordance with, the Laws of the State of New York, except as otherwise set forth in any commitment letter in respect of such Debt Financing with respect to (i) the determination of the accuracy of any “specified acquisition agreement representation” (as such term or similar term is defined in such commitment letter) and whether as a result of any inaccuracy thereof Buyer or any of its Affiliates has the right to terminate its or their obligations hereunder pursuant to Article XIII or decline to consummate the Closing as a result thereof pursuant to Article X and (iii) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, which shall in each case be governed by and construed in accordance with the Laws of the State of Texas, without giving effect to any choice or conflict of Law provision or rule that would cause the application of Laws of any other jurisdiction, (b) agrees not to bring or support or permit any of its Affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise), against any Debt Financing Source in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any legal action brought against any Debt Financing Source in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that no Debt Financing Source will have any liability to Seller or its shareholders or Affiliates or any successor or assign of any of the foregoing relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of Seller or any of its Affiliates or shareholders or successors or assigns of any of the foregoing shall bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise), against any Debt Financing Source relating to or in any way arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder or for any claim based on, in respect of, or by reason of any oral or written representations made or alleged to have been made by any Debt Financing Source in connection herewith or with the Debt Financing, including any dispute arising out of or in any way relating to the Debt Commitment Letter, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Debt Financing Source or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, and (g) agrees (i) that any Debt Financing Source is an express third party beneficiary of, and may enforce, any of the provisions in this Section 16.21 (or the definitions of any terms used in this Section 16.21) and (ii) to the extent any amendments to any provision of this Section 16.21 (or, solely as they relate to such Section, the definitions of any terms used in this Section 16.21) are adverse to any Debt Financing Source, such provisions shall not be amended without the prior written consent of each applicable Debt Financing Source. Notwithstanding anything contained herein to the contrary, nothing in this Section 16.21 shall in any way affect any party’s or any of their respective Affiliates’ rights and remedies under any other binding agreement to which such party or any of its Affiliates and a Debt Financing Source is a party. For the avoidance of doubt, in no event shall Seller or any of its Affiliates or any of their respective successors or assigns be entitled to enforce or seek to enforce specifically the remedy of specific performance of the Debt Commitment Letter against any Debt Financing Source.

[Signature page follows.]

IN WITNESS WHEREOF, Seller and Buyer have executed this Agreement as of the Execution Date.

SELLER:

ANTERO RESOURCES CORPORATION

By:	/s/ Brendan Krueger
Name: Brendan Krueger
Title: Chief Financial Officer and Treasurer

ANTERO MINERALS LLC

By:	/s/ Brendan Krueger
Name: Brendan Krueger
Title: Chief Financial Officer and Treasurer

MONROE PIPELINE LLC

By:	/s/ Brendan Krueger
Name: Brendan Krueger
Title: Chief Financial Officer and Treasurer

SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT

BUYER:

INFINITY NATURAL RESOURCES LLC

By:	/s/ Zack Arnold
Name: Zack Arnold
Title: President and Chief Executive Officer

NORTHERN OIL AND GAS, INC.

By:	/s/ Nicholas O’Grady
Name: Nicholas O’Grady
Title: Chief Executive Officer

SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT